SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado
de São Paulo - SABESP

Financial Statements as of

December 31, 2017 and 2016

2017 Financial Statements Table of Contents

Independent Auditor’s Report		F-4
Management Report		F-10
Statement of Financial Position		F-63
Income Statements		F-65
Statements of Comprehensive Income		F-66
Statements of Changes in Equity		F-67
Statements of Cash Flows		F-68
Statements of Value Added		F-70
Notes to the Financial Statements		F-71
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk Management
6.	Key accounting estimates and judgments
7.	Cash and cash equivalents
8.	Restricted cash
9.	Trade receivables
10.	Related-party balances and transactions
11.	Water National Agency - ANA
12.	Investments
13.	Investment properties
14.	Intangible assets
15.	Property, plant and equipment
16.	Borrowings and financing
17.	Taxes and contributions
18.	Deferred taxes and contributions
19.	Provisions
20.	Employees benefits
21.	Services payable
22.	Equity
23.	Earnings per share
24.	Business segment information
25.	Insurance
26.	Operating revenue
27.	Operating costs and expenses
28.	Financial income and expenses
29.	Other operating income (expenses), net
30.	Commitments
31.	Supplemental cash flow information
32.	Events after the reporting period
Executive Officers’ Statement		F-190
Fiscal Council’s Report		F-192
Audit Committee’s Summarized Annual Report		F-193

Independent Auditor’s Report in the Financial Statements

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo – SP

Opinion

We have audited the financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“the Company”), which comprise the statement of financial position as at December 31, 2017  the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Companhia de Saneamento Básico do Estado de São Paulo - SABESP as at December 31, 2017, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of provisions for environmental contingencies

See Note 19 to the financial statements.

The Company is party in judicial and administrative proceedings of  tax, environmental, labor and civil nature, arising from the normal course of its operations. The environmental lawsuits are related to fines imposed by the competent public authoryties on potential environmental damages caused by the Company in the Municipalities where Sabesp operates. Management, based on the support and judgment of its internal and external legal advisors, determines the probability of loss and the amounts involved for each proceeding and records in the accounting a provision for items with probability of loss more likely than not and discloses those  classified with possible risk of loss (contingent liabilities).

The determination of the likelihood of loss and the estimation of amounts involved in the lawsuits demand Management's judgment considering experts assessments, jurisprudential evolutions and other subjective aspects. At the conclusion of legal disputes,  likelihood of loss and the final amounts involved may differ from those estimated by Management, and due to this reason we understand that this area is relevant and has had special attention during our audit.

How our audit addressed this matter

We evaluate the design, implementation and effectiveness of existing key internal controls related to the determination of estimates to record or disclose amounts in accordance with expected loss of litigation and how to ensure the integrity and updating of the risk classification by the Company.

We requested Company's legal advisors to confirm all proceedings, their respective risk and values assessment for all proceedings in the administrative or judicial spheres.

We obtained a sample of environmental proceedings and involved our legal experts to evaluate the assumptions used by the Company in determining the likelihood of loss, where we observed the merits of the cases, similar proceedings already juedged, and recently published information and updates regarding the progress of the proceedings.

We evaluate the adequacy of the provision and the adequacy of the disclosures made in the notes to the financial statements relevant to this topic.

During the course of our audit, Management identified adjustments that would affect the measurement and disclosure of the provision for environmental contingencies, which, despite being non-material, were recorded.

Based on the result of the procedures above mentioned, we consider that the balances of the provision for environmental contingencies are acceptable in the context of the financial statements taken as a whole for the year ended December 31, 2017.

Intangible Assets

See Note 14 to the financial statements.

During 2017, the Company made investments of approximately R $ 3,420,959 in infrastructures related to the base of concession contracts and intangible assets. There are several types of transactions that affect the intangible assets, such as the signing of new concession agreements, municipalities where the Company has ceased to operate or is not operating temporarily, evaluation of existing contracts in the context of accounting standard of concessions, additions of new infrastructures, amortization of assets and evaluation of the construction margin related to the balance of infrastructure built.

Due to the importance of the balances recorded under this caption, the potential financial impact resulting from the signing or breaking of existing concession contracts, construction of new infrastructures and amortization of current balances, we believe that this area is relevant and has had special attention during our audit.

How our audit addressed this matter

We evaluated the design, implementation and effectiveness of existing key internal controls related to the addition of new infrastructures, amortization of intangible assets, administration and management of new and current concession contracts, and validation of the construction margin used by the Company to guarantee the integrity, existence, precision and valuation of the balances classified as intangible assets.

We perform sample procedures to verify documents that support the new additions and their eligibility to capitalization as intangible assets. Verified documentation includes invoices, contracts, measurements reports and payments of additions occurred during the year 2017.

We recalculated the amortization recorded during the year 2017 and compared with the balances recorded in Company’s books, we evaluated the transfer of assets in construction to operation, we performed procedures to recalculate the construction margin and we made a technical evaluation to conclude on the adherence of concession contracts to the respective accounting standard.

We evaluate the sufficiency and adequacy of the disclosures made in notes to the financial statements regarding the requirements described in the accounting standards relevant to this topic. Based on the results of the procedures above mentioned, we consider that the balances recorded as intangible assets and their respective disclosures are acceptable, in the context of the financial statements taken as a whole for the year ended December 31, 2017.

Other matters

Statements of value added

The statements of value added (DVA) for the year ended December 31, 2017, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements.  In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall financial statements.

Other information accompanying the financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 27, 2018.

KPMG Auditores Independentes

CRC 2SP014428/O-6

(original in Portuguese signed by)

Marcio Serpejante Peppe

Contador CRC 1SP233011/O-8

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

2017 Management Report

MESSAGE FROM THE CEO

DOING MORE AND DOING IT BETTER FOR SANITATION IN THE STATE OF SÃO PAULO

Sabesp is the concessionaire that invests the most in sanitation in Brazil. The average amounts invested over the last few years represent about 30%1 of the total amount allocated to sanitation in the country, and it was no different in 2017. We maintained a high level of investments that added up to a tot sum of R$ 3.4 billion for the expansion of the infrastructure for sewage collection and treatment services, water supply, process improvement and technological improvements applied to operations and management.

Even in a normal year, with satisfactory volumes stored in the reservoirs that serve the metropolitan region of São Paulo (RMSP), we are still heavily focused on the expansion of water security in Greater São Paulo. As a result, we have made significant progress in the construction of two major works: the São Lourenço Production System and the Jaguari-Atibainha interconnection.

At the same time, we are continuing with the steps for the construction of the system that will transfer water from the Itapanhaú River, on the Atlantic side, to the Alto Tietê System, with the expectation being that the construction work will get underway in the first half of 2018.

This set of interventions coupled with the actions that were carried out during the years of water crisis mean that we are not concerned about having to face similar situations in the future. In this scenario, it is important to stress the new consolidated pattern of water consumption, which is another key factor for the maintenance of water security. Now that it is more aware of the situation, in 2017 the population maintained the same level of water consumption per capita/day as in 2016, which is 23% lower than that observed before the outbreak of the crisis.

Still on the question of supply, the Água Legal (Legal Water) Program made remarkable progress, with 2017 seeing the installation of networks and more than 74 thousand families from irregular areas being connected to the Sabesp network. This initiative, whose goal is to serve 160 thousand properties in the RMSP, has two lofty objectives: to provide greater health and quality of life to residents in situations of social vulnerability and to reduce losses of liters and liters of water that permanently flow from the jumble of pipes that are precariously installed and which are exposed to contamination.

On another front, we stepped up the pace of the work of expanding the sewage collection and treatment infrastructure in the area of operations. We carried out 221,800 sewage connections, with this number reflecting the commendable performance on the part of Sabesp and its partners in relation to convincing those who have the collection structure available, but irresponsibly insist on not being connected to the networks.

1 Consolidated figures based on a survey of the National Sanitation Information System - SNIS, 2011, 2012, 2013, 2014, 2015 and 2016 editions.

The expansion of the treatment capacity of the Barueri Sewage Treatment Station (STS), one of the largest stations in Latin America, opened a new phase of sanitation in the RMSP, with the capacity to serve another 1.6 million people, benefiting the entire metropolis. In this context, we highlight the achievements of the Se Liga na Rede (Connect To The Network) Program and the “Córrego Limpo” (Clean Stream) Program. In the state's interior, we inaugurated 11 STSs (sewage treatment stations), positioning the municipalities very close to the universal access target, with repercussions on improving the quality of important rivers in the State of São Paulo.

On the internal front, an important chapter in the ongoing process of management's modernization was achieved with the coming into operation of Sabesp's Integrated Information System (SiiS). In addition to improving the performance and agility of our processes, the company also benefits from the standardization of data and the increased security and reliability of business information for the purpose of decision making. As was the case during the period of overcoming the crisis, we have witnessed a very pronounced degree of engagement and commitment from the entire team in light of the complexity of the change.

We have kept up the pace in relation to the work of adapting things in order to meet the requirements of the State-Owned Companies Law and in terms of making improvements to the compliance and risk management processes. In the same way, we have taken major steps toward implementing the Management Excellence Model (MEG), which will enable the dissemination of best practices and technologies throughout the Company. One example of this is the use of a program to rank investments according to the priorities in terms of the service, starting with water quality and water safety followed by combating losses and expanding the collection and treatment of sewage.

Among a series of other procedural and technological improvements, this package includes the dissemination of advances aimed at the efficiency of operations with the automation and the energy self-sufficiency of the stations, such as the projects that are already undergoing tests at some of our units. This activity is guided by the excellence in the provision of services which in 2017 earnt Sabesp, Level IV Plus, which is the highest level of the National Quality Award in Sanitation from the Brazilian Association of Sanitary and Environmental Engineering (Abes).

Also in 2017, we took an important step with the legislative approval of a possible corporate restructuring of Sabesp, paving the way for us to do more, to do it better and to do it faster for sanitation in the State of São Paulo. To do more by increasing investments aimed at universal access in the area in which the company operates and the possible incorporation of additional municipalities. To do better with greater increases in efficiency and innovation, enabling to move forwards with greater speed and quality in the provision of the services. In summary, we are constantly on the lookout for initiatives that contribute to reducing costs and improving the services, with the client and the environment being the main beneficiaries. Without losing sight of the Company's economic-financial sustainability.

Jerson Kelman – Sabesp's CEO

THE WORLD'S FOURTH LARGEST SANITATION COMPANY REGARDING POPULATION SERVED

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp is currently responsible for water supply, sewage collection and treatment services to 368 municipalities in the State of São Paulo including the municipalities of Santa Branca and Pereiras, in which operations got underway in 2017.

Sabesp provides water supply and sewage collection and treatment services to residential, commercial, public and industrial customers, in addition to supplying water on a wholesale basis to five municipalities in the metropolitan region of São Paulo (RMSP), four of which also benefit from sewage treatment services. It is regarded as the world's fourth largest sanitation company in terms of population served, according to the Arup inDepth Water Yearbook 2014-2015: with approximately 27.9 million people being supplied with water (24.7 million directly plus 3.0 million residents in the municipalities served on the wholesale market) and 21.6 million people being served with sewage collection services.

In a further four municipalities in the State, Sabesp is present in providing sanitation services as a minority shareholder in the companies Águas de Castilho S.A., Águas de Andradina S.A., Saneaqua Mairinque S.A. and SESAMM - Serviços de Saneamento de Mogi Mirim S.A.

In addition, the Company has equity interests in the companies Aquapolo Ambiental, the largest enterprise for the production of industrial reuse water in South America (the fifth largest in the world), Attend Ambiental, which operates in the non-domestic sewage segment, and in Paulista Geradora de Energia S.A. (which is still in the pre-operational phase), in the electricity segment. More information about the Company's stake in these companies can be found in Note 12 to the Financial Statements.

Sabesp also provides consulting services in relation to rational water use, planning, and commercial, financial and operational management in Panama. Sabesp ended 2017 with a headcount of 13,672 employees, split between its head office, its administrative units and 17 business units, which operate 74.4 thousand km of water distribution networks and 51.0 thousand km of sewage collection networks, outfalls and interceptors; 240 water treatment stations and 557 sewage treatment stations.

In 2017, it invested R$ 3.4 billion to enhance its actions aimed at achieving its future vision of being a worldwide benchmark in providing services in a sustainable, competitive and innovative way, with a focus on the customer.

Net revenue generated in 2017 was R$ 14.6 billion with a profit of R$ 2.5 billion. Assets came to a total of R$ 39.5 billion and the company's market value was R$ 23.5 billion as of December 31.

Sabesp has been a signatory to the United Nations Global Compact since 2007, reaffirming its mission to "provide sanitation services, contribute to improving the quality of life and of the environment", and its operations are aligned with the Sustainable Development Goals (SDGs), which is a global agenda of the United Nations (UN) made up of 17 global goals to be achieved by 2030.

Panel of Indicators

Indicators	Unit	2017	2016	2015	2014	2013
SERVICE
Water service ratio	%	Tends towards universalization (1)
Water coverage ratio	%	Tends towards universalization (1)
Sewage collection service ratio (2)%		83	82	83	82	-
Sewage collection coverage ratio (2)%		90	89	90	89	-
Percentage of households connected to sewage treatment (3)%		75	74	72	71	-
Resident population provided with water supply (4)	thousand inhabitants	24,905	24,669	24,429	24,226	-
Resident population provided with sewage collection (4)	thousand inhabitants	21,577	21,277	20,932	20,672	-
Positive perception of customer satisfaction (5)%		85	82	75	80	89
OPERATIONAL
Water connections	thousands	8,863	8,654	8,420	8,210	7,888
Sewage connections	thousands	7,302	7,091	6,861	6,660	6,340
Water network extension (6)	km	74,396	73,015	71,705	70,800	69,619
Sewage network extension (6)	km	50,991	50,097	48,774	47,992	47,103
WTP - Water Treatment Stations	units	240	237	235	235	232
Wells	units	1,110	1,093	1,085	1,055	1,083
STS - Sewage Treatment Stations	units	557	548	539	524	509
Water billed - loss index (7)%		20.1	20.8	16.4	21.3	24.4
Water metered – loss index (8)%		30.7	31.8	28.5	29.8	31.2
Water loss - per connection (9)	liters per connection per day	302	308	258	319	372
Water meter ratio (10)%		99.97	99.97	99.97	99.97	99.97
Volume of water produced	millions of m3	2,783	2,696	2,466	2,840	3,053
Volume of water metered on retail market	millions de m3	1,524	1,465	1,399	1,573	1,629
Volume of water billed on the wholesale market	millions de m3	245	227	216	247	299
Volume of water billed on the retail market	millions de m3	1,818	1,763	1,698	1,812	1,835
Volume of sewage billed	millions de m3	1,606	1,552	1,481	1,562	1,579
Headcount (11)	units	13,672	14,137	14,223	14,753	15,015
Operating productivity	connections per employee	1,182	1,114	1,074	1,008	948
FINANCIAL
Gross revenues	R$ millions	15,374.6	14,855.1	12,283.5	11,823.4	11,984.8
Net revenues	R$ millions	14,608.2	14,098.2	11,711.6	11,213.2	11,315.6
Adjusted EBITDA (12)	R$ millions	5,269.3	4,571.5	3,974.3	2,918.7	4,006.6
Adjusted EBITDA Margin	% of net income	36.1	32.4	33.9	26.0	35.4
Adjusted EBITDA Margin before construction revenues and costs	% of net income	45.4	43.3	46.6	34.4	44.6
Operating result (13)	R$ millions	3,961.7	3,429.6	3,044.0	1,910.7	3,138.8
Operating margin (13)	% of net income	27.1	24.3	26.0	17.0	27.7
Result (net income/loss)	R$ millions	2,519.3	2,947.1	536.3	903.0	1,923.6
Net margin	% of net income	17.2	20.9	4.6	8.1	17.0
Net debt by Adjusted EBITDA (14)	multiple	1.9	2.2	2.9	3.1	1.9
Net debt to equity (14)%		56.1	65.4	83.7	68.1	59.3
Investment (15)	R$ millions	3,387.9	3,877.7	3,481.8	3,210.6	2,716.0

(1)                    Coverage equal to 98% or more. Service equal to 95% or more.

(2)                    For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.

(3)                    Household is the term used for the building or subdivision of a building, with occupations that are demonstrably independent of each other, collectively using a single water supply and/or sewage connection.

(4)                    The demographic data takes into account the "Projections for the Population and the Households for the Municipalities of the State of São Paulo: 2010-2050", drawn up by the State Data Analysis System Foundation. The data for 2013 has not been recalculated.

(5)                    Survey carried out in 2017 by Consulting do Brasil - Consulting & Intelligence in Government Business (6,312 interviews across the entire operating base with a margin of error of 1.23% and a reliability interval of 95%).

(6)                    Includes water-mains, branch collectors, interceptors and outfalls.

(7)                    Includes real (or physical) loss and apparent (or non-physical) loss. The percentage of water loss represents the resulting ratio between (i) Billed Volume Lost and (ii) Volume of water produced. The Billed Volume Lost corresponds to: Volume of water produced MINUS Billed Volume MINUS Volume of Uses. The volume of uses corresponds to: water used in regular maintenance of water mains and reservoirs; water used in municipalities, such as fire fighting; and water supplied to irregular settlements.

(8)                    Includes real (or physical) loss and apparent (or non-physical) loss. The percentage of water loss represents the resulting ratio between (i) Measured Volume Lost and (ii) Volume of water produced. The Measured Volume Lost corresponds to: Volume of water produced MINUS Measured Volume MINUS Volume of Uses. The volume of uses corresponds to: water used in regular maintenance of water mains and reservoirs; water used in municipalities, such as fire fighting; and water supplied to irregular settlements.

(9)                    Calculated by dividing the Measured Volume Lost in the year by the average amount of active water connections in the year, divided by the number of days in the year.

(10)                  Connections with water meter / Total Connections.

(11)                  Internal headcount. Does not include those assigned to other entities. Employees with permanent disability ceased to be taken into account from 2016 onward.

(12)                  Adjusted EBITDA corresponds to net earnings before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial income and (iv) other net operating expenses.

(13)                  Does not include financial income and expenses, income tax and social contribution.

(14)                  Net debt consists of debt, minus cash and cash equivalents.

(15)                  Does not include financial commitments assumed in program agreements (R$ 65 million, R$ 116 million, R$ 177 million, R$ 6 million and R$ 121 million in 2013, 2014, 2015, 2016 and 2017, respectively)

Modern Management, Innovation and Ethics

As a listed company on the Novo Mercado of B3 (the São Paulo Stock Exchange) and on the New York Stock Exchange (American Depositary Shares - ADR Level III) since 2002, Sabesp has a Corporate Governance structure that is guided by high standards in relation to ethics and conduct, which emphasizes transparency in decision-making and fairness and respect for the stakeholders.

The clarity and reliability of the figures reported in the financial statements, for example, resulted in Sabesp being awarded the outstanding Transparency Trophy among the 10 award-winning companies in the category of companies with net revenues in excess of R$ 5 billion in 2017. This award has been given for the 21 years at the initiative of the National Association of Finance, Management and Accounting Executives (Associação Nacional dos Executivos de Finanças, Administração e Contabilidade - ANEFAC) in partnership with the Foundation for Accounting, Actuarial and Financial Research (FIPECAFI) and Serasa Experian. Sabesp has been among the best companies of the year in 17 editions of this award.

Also held by ANEFAC, the Professional Award of the Year was awarded to Sabesp's Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso. The awards are held as a way of showing recognition for executives who have excelled in their areas of activity. The selected professionals are chosen based on the indication of the 1,600 members and is confirmed by the agency's evaluation committee.

Despite already having a consolidated Governance structure, new standards of transparency and good governance, such as Federal Law 13,303/16 and State Decree 62,349/16, have been released, which has resulted in the need for adaptations, the deadline for the implementation of which is June 2018.

In addition, a new version of the B3 Novo Mercado's Listing Regulation came into force at the start of 2018, requiring the revision of institutional documents and of information disclosure practices. The deadline for adaptation to this new rule is April 2021.

Throughout 2017, the Company focused on the development of the aforementioned adaptive measures, which mainly consist of the amendment to the Bylaws and the Code of Ethics, adaption of the governance structure, the implementation of a system for evaluating managers, creating policies, including among them the policy regarding transactions between related parties, and the drafting of a BiddingRules of Procedure.

Sabesp's current corporate governance structure, with its functions and responsibilities can be checked out at www.sabesp.com.br/investidores, Corporate Governance section.

Management Compensation

In 2017, the compensation of the directors, members of the fiscal council and executive officers, in gross amounts, including benefits and legal charges, was approximately R$ 4.4 million. Around R$ 556 thousand of this amount relates to the variable compensation of the executive officers, with it being worth remembering that neither board members nor fiscal council members are allowed to receive variable compensation, as provided for in State Decree 58,265/12 and ratified by the Shareholders' Meeting of April 2013.

Under the terms of Brazilian Corporate Law, the overall compensation of the directors, members of the fiscal council and executive officers is set by the Shareholders' Meeting. At Sabesp, the compensation policy for board members, fiscal council members and executive officers is set in accordance with the guidelines of the government of São Paulo, always subject to approval by the Shareholders' Meeting.

Integrity and transparency

Sabesp's Integrity Program was established in 2015 and follows the recommendations of the Organization for Economic Co-operation and Development (OECD), of the United Nations Office on Drugs and Crime (UNODC) and of the World Bank.

The program covers two distinct scenarios, active corruption and passive corruption, and in 2017, it underwent a new restructuring in order to bring it into line with the recommendations of the Office of the Comptroller General (CGU), divided into five pillars: Commitment and Support from Senior Management, Responsible Body, Profile and Risk Analysis, Rules and Instruments and Continuous Monitoring.

The Program currently consists of a set of internal integrity mechanisms and procedures for monitoring and encouraging the reporting of irregularities, and for the effective application of the Code of Ethics and Conduct and of the policies and guidelines aimed at preventing fraud and corruption.

As part of the Program, Sabesp has an Institutional Compliance Policy approved by the Board of Directors, which establishes guidelines, principles and skills that direct its managers and employees to work for the company so as to ensure compliance with laws, regulations and organizational instruments, preserving the company's assets, image, integrity and other ethical values. The Compliance Policy is disclosed internally by means of the Company's corporate portal.

In 2017, taking into consideration the Company's risk and corporate governance profile, 59 actions were consolidated as compliance practices. By comparison with the previous year, there was a 13% growth in the adherence to these practices.

Among these actions, highlight goes to the adoption of integrity measures among the company's suppliers and service providers, establishing compulsory compliance with ethical standards and a ban on fraudulent and corrupt practices in their contracts.

Sabesp has been taking a series of measures that, in compliance with corporate governance actions, increase its processes so as to always act with transparency and become a reference in models of efficiency in public sector management, such as the Transparency Portal, which was implemented in 2017, and which delivers clear and up-to-date information such as Institutional Policies, agreements with the granting authority and agreements with suppliers, main programs and projects developed. The stance adopted by the company of widespread publication of information is also reflected in the results of requests made by the Citizens Information Service (SIC). The 267 requests registered were all answered in an average period of 13 working days, seven days less than the deadline permitted under the law, which is one of 20 days.

For next year the company has scheduled training on anti-corruption measures and improvements in due diligence of suppliers and service providers.

Sabesp is committed to improving its processes for combatting corruption in its business environment and has expressed its public commitment to ethics, also by means of its adherence to the Instituto Ethos' Corporate Pact for Integrity and Against Corruption, a member of the UN Global Compact's Anticorruption Working Group and of the Anti-Corruption and Compliance Committee of the Brazilian Bar Association (OAB), Pinheiros/SP chapter.

Code of Ethics and Conduct and Whistle-Blowing Channel

Sabesp's Code of Ethics and Conduct, which was developed in a collaborative way, was launched in 2006, updated in 2014 and is applied throughout the organization. It establishes the ground rules for its managers and employees to act in an integrated and coherent way in the conduct of their relations and businesses with different publics: customers, shareholders, investors, suppliers, partners, third parties, government, community and society in general. The document can be found at www.sabesp.com.br and guides Sabesp's actions in combating all forms of fraud, corruption and acts harmful to the public administration, especially those provided for by domestic and foreign anti-corruption legislation.

The Ethics and Conduct Committee is responsible for encouraging employees' commitment to the Code and for ensuring that it remains relevant, up-to-date and adequate, as well as for guiding and suggesting actions required for the disclosure and dissemination of its precepts at all levels of the Company.

Complaints about incidents of fraud, corruption, unlawful acts, breaches of the Code, or in relation to other matters that may have a negative impact on the principles and interests of Sabesp, its subsidiaries and shareholders, may be made by any interested party by means of the channels provided by the Company:

  e-mail: canaldedenuncia@sabesp.com.br
  Direct phone line: (011) 3388-8100
  Ombudsman: 0800-0550565 or e-mail: ouvidoria@sabesp.com.br
  Telephone Call Center: Emergency: 195 or Metropolitan Region SP: 0800-0119911 or the state's interior and coastal region: 0800-0550195
  PO Box: 61.540 - Zip Code: 05424-970
  In person or by letter addressed to Superintendência de Auditoria: Rua Costa Carvalho, 300 - CEP: 05429-900

It is up to the Audit Committee to monitor the procedures for verifying breaches of the Code of Conduct and Integrity, as well as of events registered on the Whistle-Blowing Channel.

The Audit Superintendence is responsible for processing complaints, and should take efforts to ensure the anonymity of the complainant and protect the confidentiality of the information and of those involved, in order to preserve rights and the neutrality of decisions.

In 2017, 144 incidents were recorded, of which 71% were investigated and 29% are under investigation, which represents a 6.5% decrease against 2016. Out of the total, 5% were related to inappropriate behavior, harassment, discrimination, persecution and unfair treatment. In the case of all those complaints considered to be relevant, penalties were imposed on 43 employees (including the company's own employees as well as outsourced employees): 18 warnings, 7 suspensions and 18 dismissals. The results of the inquiries of the complaints are forwarded to the Audit Committee.

Internal controls

Internal controls have been assessed in a structured and systematic way since 2005, benchmarking with the internal control parameters of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The internal controls assessment process is carried out once a year taking into account both the existence of new risks associated with the drawing up and disclosure of financial statements and possible significant changes in information technology processes and systems.

Internal controls include the procedures regarding adjustment of the accounting records, preparation of the financial statements in accordance with official rules and proper authorization of transactions involving the acquisition, use and disposal of the Company's assets.

The internal control tests are carried out by the Internal Audit, a department that is subordinated to the Chief Executive Officer and reports functionally to the Audit Committee, and which since 2016 has held the QA Quality Assessment certificate granted by the Brazilian Institute of Internal Auditors (IIA Brazil), which is an affiliate of The Institute of Internal Auditors (IIA).

In addition to complying with section 404 of the Sarbanes-Oxley Act (SOX), the internal controls assessment process is in compliance with Law 13,303, dated June 30, 2016.

As was the case in previous years, the review of the effectiveness of the internal control environment in 2016 did not identify any material deficiencies. The tests for the year 2017 will be completed in April 2018.

Risk management

Sabesp has a Risk Management and Compliance Department, which is subordinated to the Chief Executive Officer and reports functionally to the Audit Committee.

The risk management process complies with international and Brazilian technical standards, specifically the COSO - ERM - The Committee of Sponsoring Organizations of the Treadway Commission "Enterprise Risk Management - Integrated Framework" and ABNT NBR ISO 31.000 - Risk Management - Principles and Guidelines, covering the entire organization.

The Company maintains a risk map and monitors global and national trends in order to foresee scenarios that may have an adverse effect on its operations and in this way ensure that its objectives are achieved. The identified risks are measured at regular intervals with regard to their impact and the likelihood of their occurrence, are given a detailed assessment by the appropriate hierarchical levels in order to define mitigating actions required for each situation. The description of the risk factors can be found in item 4 of the Reference Form, which is available on the Company's Investor Relations website, in the Financial and Operating Information section.

External Auditors

Sabesp respects the principles that protect the external auditor's independence with regard to not auditing its own work, not performing managerial functions and not acting on behalf of its client. KPMG Auditores Independentes has been the Company's independent auditor since the review of the quarterly information (ITR) of June 30, 2016. In 2017, the Company paid R$ 2.9 million for the audit of the financial statements, the review of the quarterly information and of financing projects, among others. In 2017 Deloitte Touche Tohmatsu Auditores Independentes provided one-off external audit services in the sum of R$ 136 thousand, in relation to the reissue of opinions regarding previous years that were audited by it. Out of SABESP's affiliated companies, KPMG Auditores Independentes audits the companies Águas de Castilho S.A. and Águas de Andradina S.A. During the period in which they have acted in the Company the auditors have not provided any other services that exceeded 5% of the fees paid for the external audit services.

Business model

Sabesp is a publicly-held mixed capital company founded in Brazil in 1973, under the terms of State Law 119/73, and its main corporate purpose at the present time is to provide basic sanitation services, as established in its Bylaws, with a view to universal access to the aforesaid services in the State of São Paulo, without prejudice to the company's long-term financial sustainability.

The Company is also authorized to plan, operate and maintain systems for the production, storage, conservation and commercialization of energy, both for itself as well as for third parties, and also to market services, products, benefits and rights that directly or indirectly result from its assets, business ventures and activities. It may also provide services subsidiarily in any part of Brazil's territory or abroad.

Sabesp's share capital consists exclusively of common shares (with voting rights) and in compliance with State Law 11,454/2003, the Government of the State São Paulo is required to be the controlling shareholder. The Government of the State currently holds 50.3% of the shares.

The rest of the shares are traded on stock exchanges in Brazil and abroad. At the end of 2017, 29.7% of the shares were traded in Brazil, and the remaining 20.0% were traded in the United States in the form of American Depositary Receipts (ADRs) - Level III.

On September 15, 2017, State Law 16,.525 was enacted, which allowed the Government of the State of São Paulo to set up a joint stock company that could exercise share control of Sabesp, but with the State Government retaining the majority of the voting capital of this parent company.

The purpose of this measure is to try to obtain more resources in order to expand investments in sanitation and to speed up the process of achieving universal access to the water supply, sewage collection and treatment services, in an attempt to add value to Sabesp's business and strengthen its corporate governance.

For more information, see the chapter "Results Reversed into Gains for Society" of this report.

STRATEGY AND VISION OF THE FUTURE

Sabesp's mission is to provide water and sewage services, contributing to improve the quality of life and of the environment; with the Company's goal being to become a worldwide reference in relation to the provision of sanitation services, in a sustainable, competitive and innovative way, with a focus on the customer.

The definition of Sabesp's strategies and guidelines considers inputs to be the process of surveying scenarios and risks and opportunities. Based on international standards and Brazilian technical norms, specifically the COSO - ERM model - The Committee of Sponsoring Organizations of the Treadway Commission "Enterprise Risk Management - Integrated Framework" and ABNT NBR ISO 31.000 - Risk Management - Principles and Guidelines, the Sabesp's risk management process is divided into four categories, with these being strategic, financial, operational and compliance. The Company's main risks are described in item 4 of the Reference Form.

Sabesp's main lines of action in pursuit of its vision for the future are:

To ensure the availability of water in the company's area of operations and to make progress in relation to implementing structures for the collection and treatment of sewage, with technical and economic feasibility, contributing to the goal of universalization and to ensure quality in the management of the services and products provided. The objective is to maintain universal coverage and service in water supply, together with high levels of quality and availability, undertaking 783 thousand new water connections between 2018 and 2022. The Company also intends to increase coverage and service in relation to sewage collection and the coverage ratio, carrying out roughly 1.1 million new connections during the same period.

To improve the Company's management through the SiiS (Sabesp Integrated Information System) operation, the ERP (Enterprise Resource Planning) system, which was implemented in April 2017, and the CRM (Customer Relationship Management) system, with a view to replacing the current commercial information systems. At the same time, the Sabesp Management Model Project was developed during 2017, which consists of carrying out the Assisted Self-Assessment based on the National Quality Foundation's Management Excellence Model (MEG). The project's completion is scheduled for the first half of 2018 and it will provide the basis for improving the Company's management model. These projects will help strengthen management, provide greater support in decision making, increased efficiency of internal processes and operations along with greater productivity.

To encourage the creation, adoption and dissemination of solutions focused on value generation, seeking to enhance asset management and energy efficiency, as well as to continuously reduce water losses and operating costs. This is achieved by means of investing in research and technological development projects, in addition to automation, integration of planning and optimization of processes. In 2017, Sabesp invested roughly R$ 10.7 million in research, development and innovation projects, both with its own resources as well as those raised with development entities or even financed by partners. As an additional way of encouraging the search for sustainable and innovative solutions to optimize investments and improve the operational efficiency of sanitation in the Baixada Santista region or in informal areas, at the start of 2018, Sabesp launched the Saturnino Brito Engineer Award. An initiative open to all employees will recognize the best and most innovative sanitary engineering projects proposed for these regions.

 Balance of Targets

The targets proposed by the Company for 2017 were achieved, with highlight going to the implementation of 207.3 thousand new water connections, which was 12% greater than the target that had been set and the 221.8 thousand new sewage connections, which translates into 11% more connections than had been expected for the period.

The 31.7% target for losses related to measurement of water was exceeded, with the achievement of a 30.7% result. In 2017, in an attempt to align itself with the technical means, such as the International Water Association (IWA), Sabesp began to use the Water Loss per Connection per Day Index (IPDt) as an indicator for target setting, with this also being adopted by Arsesp to establish the regulatory loss targets.

Achievements in 2017 and forcasts for the coming years can be found in the table below.

Achievements in 2017 and Targets for 2018-2022

	Realized	Targets
	2017	2017	2018	2019	2020	2021	2022
Water service ratio	Tends towards universalization (1)	Tends towards universalization (1)
Sewage collection service (%)	83%	83%	84%	85%	86%	87%	88%
Water coverage ratio	Tends towards universalization (1)	Tends towards universalization (1)
Sewage collection coverage ratio (%)	90%	90%	91%	91%	92%	93%	93%
Percentage of Households Connected To Sewage Treatment (%) (2)	75%	75%	76%	77%	80%	83%	83%
New Water Connections (thousands)	207.3	185	168	160	155	150	150
New Sewage Connections (thousands)	221.8	200	200	225	236	245	210
IPDt (Water Loss per connection per day – in liters)	302	303	293	283	273	260	258

(1)    Coverage equal to 98% or more. Service equal to 95% or more. For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.

(2)    Household is the term used for the building or subdivision of a building, with occupations that are demonstrably independent of each other, collectively using a single water supply and/or sewage connection.

The company defined some indicators that are in line with its organizational strategy, reflecting economic, social and environmental performance, and which are included in the Company's Profit Sharing Program.

SUPPLY

WATER SAFETY FOR THE PRESENT AND FOR THE FUTURE

The supply of water, although available to everyone, is a service that requires the permanent monitoring of the demographic and geographical growth of the cities, which in 2017, required the investment of R$ 2.2 billion. In order to fulfill its task, Sabesp has an infrastructure of 240 water treatment stations that, combined, enable the production of 119 m³/s of treated water that reaches the company's customers' taps via 74.4 thousand km of networks and water mains and 8.9 million connections.

The metropolis and the challenge to supply

The Metropolitan Region of São Paulo (RMSP) is the largest urban agglomeration in Latin America and is one of the world's six largest metropolises. In this region, there are 20.8 million people, or 47% of the inhabitants of the State of São Paulo. The combination of this high population density coupled with factors such as economic activity, disorderly and irregular occupation of the soil and the geographical location (at the spring of the Alto Tietê basin) result in extremely low water availability.

 In this environment of permanent scarcity, extreme climatic phenomena such as the one that occurred during the years 2014-2015, with the most severe drought ever recorded in the RMSP, made the task of maintaining water safety and ensuring that the population continued to receive the service an even more challenging one.

Once the driest period (2014-2015) was over, the year 2017 saw a continuation of the trend that began in 2016 of recovery of the main systems that supply the metropolitan region. The natural contribution (inflow) to the water supply sources was 71% of the historical average, due to a rainfall equal to 90% of the historical average, with the amount of rainfall equal to 75% of what was expected. Nevertheless, on December 31, 2017, the overall volume of the water supply sources showed a cumulative figure of 916.8 million cubic meters, a level just slightly below (1.5% down) in relation to the same date in 2016. But an 8.1% increase against the volume registered in December 2013, the period immediately prior to the water crisis.

The volume stored in 2017 represents 49.4% of the total capacity of the set of water supply sources which is 1.8 billion m³. Transfers between the systems boosted by the construction works undertaken as a result of the water crisis made it possible to accumulate 119.8 million m³ in the metropolitan region's water supply sources in 2017. Without these transfers, total reserve would have been 6.5 percentage points lower, at 42.9%.

The maintenance of the volume stocked in the face of the below-average inflow and rainfall can be put down to the fact that the population, particularly the residential consumers, have become aware of the problem, and incorporated the rational consumption habits that were acquired over the course of the water crisis.

As a result, per capita consumption in 2017 was 130 liters a day, maintaining the same level as in 2016, and one which was 23% lower than the figure of 169 liters per inhabitant/day that was registered in 2013, before the start of the prolonged drought. This behavior can be partially observed in the average daily production of treated water in 2017 to supply the Metropolitan Region of São Paulo, which was 60.6 m³/s, which represents a 12% drop by comparison with the 69.1m³/s average produced in 2013, which was year immediately prior to the outbreak of the water crisis. Investments in water supply made in the RMSP in 2017 came to a total sum of R$ 1.8 billion.

Granting of water intake from the Cantareira System

With rainfall back to normal, a Joint Resolution between the Department of Water and Electricity of the State of São Paulo (DAEE) and the National Water Agency (ANA) in May 2017 established the new rules for granting of water intake from the Cantareira System. The rules are valid for a period of ten years and define the operation by different flow bands withdrawn from the System according to the cumulative useful volume, with the maximum amount being 33 m³/s, when the Cantareira has a stock equal to or greater than 60% of its capacity. The document also makes the granting conditional upon operational improvements to be shown by the Company.

Metropolitan Water Program

In the RMSP, in addition to the Cantareira System, Sabesp has seven other Water Producing Systems, which together have a nominal production capacity of 75.8 m³/s of water and make up the Metropolitan Integrated System (SIM). With the coming into operation of the São Lourenço Producing System, the Integrated System will be made up of 9 production systems interconnected by large-scale water pipelines that are part of the Metropolitan Water Mains System, responsible for transporting the treated water to the sectoral reservoirs and, from these points, distributed to the consumption points in the Greater São Paulo region.

The Metropolitan Water Program (PMA), which got underway more than two decades ago, has been focused on increasing the supply of raw water, increasing the reservoir structures, renovating and expanding the transport (pumping) capacity and the production of treated water, in order to fix the problem of the lack of infrastructure that imposed a situation of water rationing on more than five million people in the RMSP. As a result of this work, service coverage for consumers rose from 70% to 100% in 2000, and the water production capacity in the Metropolitan Region of São Paulo RMSP was increased from 57.2 m³/s to 75.8 m³/s. In 2017, roughly R$ 460 million was invested in the Program.

Although fundamental to overcoming the water crisis, the set of emergency construction projects that was carried out in the two-year period 2014-2015 and the resulting recovery of water supply sources with the return of the rainfall is no guarantee that the future will be fully predictable.

Given this and in light of the greater probability of the occurrence of new extreme climatic events, Sabesp proceeded with the implementation of two major structuring works, foreseen in the Master Plans for Use of Water Resources for the São Paulo Macro-Metropolis (Secretariat of Water Resources and DAEE) and in the Water Supply of the RMSP - PDAA (Sabesp). The implementation of the São Lourenço Producing System was speeded up, while that of the Jaguari - Atibainha Interconnection was brought forward. And this continues with the negotiations to start the work on the transposition of water from the Itapanhaú river, on the Atlantic side, to the Alto Tietê System.

With the new risk curve generated by the crisis, Sabesp's long-term planning also needed to be repositioned strategically. Therefore, the Company brought forward the updating of the Metropolitan Region of São Paulo's (RMSP's) Water Supply Master Plan, with a timeframe up until 2045, which is almost at the point of being concluded at the end of 2017. The studies and projections of the water availability of the producing systems were based on historical monthly series of water inflow and rainfall level (including the two-year period of the crisis: 2014-2015).

The natural availability of the Alto Tietê river basin is unable to meet the water needs of this population, which forces the Company to seek water from water supply sources located at ever greater distances and imposes a need to combat water losses in the pipes and to encourage rational consumption. Built more than four decades ago in order to enable the reversal of water from the Piracicaba, Capivari and Jundiaí Rivers (PCJ) to the RMSP (included in the Alto Tietê Basin), the Cantareira System already predicted that the need to "import" water from ever further away was a reality that had to be faced.

The search for sources outside the Alto Tietê Basin is the common point between Sabesp's three recent major structuring works: the São Lourenço Production System and the interconnection of the Jaguari-Atibainha reservoirs, and the reversal of the Itapanhaú river, which increase the supply of raw water and treated water in the RMSP.

São Lourenço Producing System

With construction initiated in April 2014, the São Lourenço Producing System is due to be inaugurated in April 2018 and is designed to supply up to 6.4 m³/s of ready-to-drink water in the Integrated Metropolitan System (SIM). It has a capacity to serve up to two million people. It includes 82 km of networks and pipelines, a water treatment plant and reservoirs capable of storing 125 million liters. The work was carried out by means of a Public-Private Partnership (PPP) between Sabesp and a private consortium.

Jaguari – Atibainha Interconnection

This represents another of Sabesp's main interventions aimed at increasing water security both for those served in the RMSP and PCJ Basin as well as users of the Paraíba do Sul Basin, the Vale do Paraíba region and Rio de Janeiro. Inaugurated in March 2018, the 19.6 km long interconnection makes it possible to transfer an average flow of 5.13 m³/s and a maximum Paraíba of 8.5 m³/s of raw water from the Jaguari reservoir, in the Paraíba do Sul Basin, to the Atibainha reservoir, which is one of those that make up the Cantareira System (PCJ Basin).

In the opposite direction (Atibainha - Jaguari), it will allow the reversal of up to 12.2 m³/s, thus ensuring that the Cantareira System serves as a water tank to supply the population of the Paraíba do Sul basin in periods of greatest need.

Reversal of the Itapanhaú River

The third major construction project in the set of structuring interventions aimed at increasing water security in the RMSP, the pumping of the waters from the Itapanhaú River will directly benefit about 4.5 million residents who are supplied by the Alto Tietê System and indirectly, via the integrated system, 21 million people of Greater São Paulo.

The bidding process that defined the consortium which will implement the project was concluded in 2017. This undertaking will have the capacity to pump an average of 2 m3/s (with a maximum of 2.5 m3/s) from the Sertãozinho stream, which is one of those that feeds the Itapanhaú river, to the Biritiba-Mirim reservoir, which is part of the Alto Tietê System.

Protection of biodiversity: the water supply sources and their green belts

In addition to the expansion of the water infrastructure, Sabesp monitors and preserves an area of more than 44 thousand hectares, consisting of a 9 thousand ha body of water and a 35- thousand hectare area around these Water Supply Sources. 94% of this is protected areas covered by vegetation, which are located in the reserves: Morro Grande, Alto Cotia System, Serra do Mar State Park in the Rio Claro System, Capivari-Monos Environmental Protection Area, which is part of the Guarapiranga System and in the Cantareira System. A total of 213 thousand seedlings of native species were planted over the course of 2017 in the Cantareira's Environmental Protection Area. These reserves represent 1.4% of the State of São Paulo's remaining Atlantic Forest.

The preservation of the green belts received a boost in 2016 with the launch of the 'Nascentes' (Springs) Program, a partnership between Sabesp and the Government of the State of São Paulo, which already has five plantations under development in the towns of Joanópolis, Piracaia, Jacareí/Igaratá, Salesópolis and Cajati, which add up to a total of 246.31 hectares with more than 410 thousand seedlings already planted by 2017 (263 thousand planted by Sabesp). The project's final objective is the restoration of around 20 thousand ha of riparian forests and the protection of 6 thousand km of water courses.

To fulfill part of the reforestation projects, Sabesp also maintains three forest nurseries, which are located in the municipalities of Vargem Grande, Cotia and Jales.

Together with riparian protection and vegetation of the basin initiatives, since 2011, Sabesp has developed the Program Nossa Guarapiranga (Our Guarapiranga), which is a system that supplies around 4 million people. As a result of this program, the reservoir is cleaned with the aid of collecting boats and a number of eco-barriers - metallic screen blocks which are installed at the mouth of the reservoir's tributaries, which block the waste that arrive via these channels.

For the task, Sabesp, in partnership with Unesp's Foundation for Agricultural and Forestry Research, developed two boats with robotic arms to collect large objects under water in the water supply sources, as well as to remove aquatic plants which, when they are in excessive numbers, hamper the collection of water and its use for leisure.

In 2017, a new cooperation agreement was signed for the program.

On top of this initiative there was also the development and installation of another floating barrier to protect Guarapiranga's water intake, resulting in a decrease in the number of stoppages in water production due to obstruction caused by aquatic plants and other waste, from 19 stoppages in 2016 to just 3 in 2017. During the year, an average of 1.4 thousand m³ of waste and macrophytes was collected each month, which is the equivalent of roughly 45 garbage trucks.

In addition to benefiting society with the protection of green areas, these actions are fundamental to ensuring the availability and quality of the water that supplies the population.

Water Supply for the coastal region and the interior of the State

The investment made in 2017 in order to supply water to the interior of the state and to the coastal region was R$ 408.5 million. On the coast, the high temperatures during the summer months together with the high number of tourists who visit the beaches during this period make the coastal region the second most complex area to supply after the RMSP.

In the Baixada Santista, in addition to the 1.8 million residents, Sabesp also needs to fully supply the tourists who virtually cause the population to double during this period. The water collected in 31 rivers is transported to the 13 water treatment stations which, together, have the capacity to treat 11 m³/s of water, which is distributed to the region's nine municipalities.

With an integrated system that resembles the concept of the RMSP's integrated system, but on a smaller scale and with a smaller reservoir capacity, it is possible to redistribute water from one region to another one where there is greater demand, balancing the supply in accordance with the population's consumption needs. The main focus in 2017 was on the implementation of two water treatment stations in the municipality of Peruíbe, which will boost the availability for the municipality by 295 liters/s.

On the north coast, operational improvements were made to the systems, with highlight going to the partial start-up of the Maranduba Water Treatment Station, in the municipality of Ubatuba, and the drilling of three wells (two in the municipality of São Sebastião and one in Ubatuba). Also in Ubatuba, the reserve capacity of the Praia Vermelha do Sul system was increased by means of the installation of six reservoirs.

In addition to this, new pressure reducing valves (VRPs) were installed in the set of municipalities, and more than 11 thousand water meters and 11 thousand branches were replaced.

In the state's interior, 2017 saw the start of drilling of 26 deep wells, with highlight going to the more than 1.6 thousand meter deep well drilled in Fernandópolis to make use of the Guarani Aquifer. The construction work is continuing in 2018 with the installation of a pipeline, a reservoir, a chemical dose unit, an electromechanical assembly and a cooling system, given that the water comes out at a temperature of 58 °C.

2017 also saw the start of relocating 48 municipalities to UNs with headquarters closer to each municipality, for the purpose of optimizing financial resources, and above all, providing technical and administrative efficiency gains, as well as leveraging the conditions for improvement in the provision of services.

Investments made in 2017 to supply water to the state's interior and its coastal region added up to the sum of R$ 408.5 million.

Combating water losses

Efforts to reduce water losses in the distribution network are supplementary to the actions aimed at increasing the water safety infrastructure and help optimize the use of the current water supply sources and postpone the need to search for new ones at ever greater distances.

Technically, the losses can be divided into actual (or physical) losses and apparent (or non-physical) losses. The actual losses correspond to the volume of water that is not consumed by the customers, due to the fact it is lost via leaks along the route taken by the water on the way to the delivery points. While the apparent losses correspond to the volume that is consumed, but which is not registered by the Company, mainly due to frauds, irregularities and inaccurate measurement by the water meters.

With the implementation of the Corporate Loss Reduction Program in 2009, which began to be performed under the JICA (Japan International Cooperation Agency) financial and technological partnership in 2012, the total loss rate has gradually fallen, with a 30.7% result being recorded in 2017. The daily loss in terms of liters per connection, which is regarded as the most appropriate index for the measurement of losses was 302 liters/connection/day.

The Program foresees the investment of R$ 6.3 billion in current amounts (during the period 2009-2020) in order to achieve the 29% target for the loss index related to micro-metering, which corresponds to an index of 273 liters/connection/day and a level of real (or physical) losses of around 18.9% - which is comparable to the best supply systems in the world.

The funds are channeled into repairs and scans of the networks, the replacement of equipment and pipelines, the management of customer records and the prevention of fraud.

Água Legal (Legal Water): expansion to Irregular Areas

In 2017 Sabesp officially launched the Água Legal (Legal Water) Program, whose goal is to bring the supply structure to inhabitants of irregular areas. The program has already benefited 274,000 people in roughly 74,000 families who had their illegal connections exchanged for water meters and who began to receive quality water from their taps. The target is to install official connections in 160 thousand properties in the RMSP, serving 600 thousand residents.

In addition to benefiting families with better health conditions, the program offers citizenship conditions with the formalization of a proof of address, enabling the children to be enrolled in day care centers and permitting families to obtain services that require this type of document.

The initiative also helps to reduce water loss. Just with the connections made in 2017, three billion liters of water are no being longer wasted, which is equivalent to supplying 63 thousand people for a year.

Another highlight of this project is the fact that the companies that perform the services of network implementation, water connection and registration of new clients, hire residents of the communities themselves. In order to enter these communities, Sabesp negotiates individual authorizations with the city halls, due to the fact that there is a federal law which prevents the installation of sanitation systems in areas without any urban infrastructure, with environmental protection areas and private lands being prohibited.

Rational use, awareness and reuse

Like the fight against losses, the development of actions aimed at the conscientious use of water have been part of Sabesp's sustainable management guidelines for the last decade. Since 1996, Sabesp has been organizing structural improvements in public buildings, such as schools, hospitals, nurseries and prisons, in order to reduce water losses by means of the Rational Water Use Program (PURA). On adhesion, educational materials are distributed to raise awareness regarding the rational use of water and lectures and courses related to investigating leaks are held for the employees of these places.

Public sector customers who manage to reduce their water consumption by at least 10% get a 25% discount on their bill. At the end of 2017, 8,914 properties were already part of the Program.

At the same time, Sabesp has sought to develop actions and technologies to increase the reuse of effluents generated from sewage treatment for industrial use and other non-drinking applications, as a way of saving water earmarked for human use. Inaugurated in 2012, Aquapolo Ambiental, a partnership between Sabesp and BRK Ambiental, is regarded as the largest project for the production of industrial reuse water in South America, and the fifth largest one in the world.

With a current supply capacity of 650 l/s, which is expected to rise to 1m³/s, the plant supplies the Capuava Petrochemical Complex in the Greater São Paulo’s ABC region, along with three other major industries in the region. The 418 l/s volume supplied in 2017 is equivalent to the drinking water consumption of approximately 210 thousand residents. In addition to Aquapolo, Sabesp produces 131 million liters of reuse water per month at the Barueri, Parque Novo Mundo, São Miguel Paulista and Jesus Neto sewage treatment stations (ETEs), which are mainly used for urban cleaning purposes such as cleaning of the streets and the irrigation of parks and gardens.

Quality water as a priority

The quality of the water distributed complies with the parameters required by Health Ministry Ordinance 2.914/11, which governs the procedures for controlling and monitoring the quality of water for human consumption. The control of the conditions of drinking water standards is undertaken right from the moment of collection, with a total of 90 types of tests. On a monthly basis, more than 60 thousand analyzes are carried out, with the control parameters including of turbidity, color, chlorine content, coliforms and thermotolerant bacteria.

Sabesp has 16 sanitary control laboratories installed for this purpose. Most of the laboratories are accredited by the National Institute of Metrology, Quality and Technology (Inmetro). Reports on the Water Quality are sent on a monthly basis to the Ministry of Health, which makes them available to all Health Surveillance departments in the respective Municipalities in which Sabesp operates.

The customers receive the results on their bills, which provides a summary of the parameters evaluated. Sabesp has also had a team of tasters since 1996, which became a Ministry of Health requirement in 2011. The results are sent to the Water Treatment Stations in order to guide the treatment of water and possible preventive or corrective adjustments.

Note: The sums in terms of investment per project or program are shown under the cash basis.

SANITARY SEWAGE

HEALTH, QUALITY OF LIFE AND RECOVERY OF WATER RESOURCES

In 2017, actions to expand sewage collection and treatment required investments of R$ 1.2 billion and registered significant results. Over the course of the year, new ETEs came into operation and 221.8 thousand connections were made. On average, the municipalities operated by Sabesp registered rates of 90% for sewage collection coverage, 83% for collection service and 75% for the households connected to sewage treatment.

The challenges of the metropolis

Rapid and disorderly growth, irregular occupations, illegal discharge of residential and industrial sewage, environmental degradation of preservation areas, scarce oversight on the part of the executive authorities and a high population concentration make the Metropolitan Region of Sao Paulo (RMSP) an extremely complex area for the expansion of the sanitary service. The scale of the problems and the challenges of operating in one of the world's largest urban centers is proportional to the initiatives on a grand scale large developed by Sabesp, such as the Tietê Project, which is the country's largest environmental sanitation program.

First begun in 1992, the Tietê Project seeks to contribute to the progressive revitalization of the Tietê river and its tributaries, and consequently, to improve the population's quality of life, by means of the expansion and optimization of the system for the collection, transport and treatment of sewage in the RMSP.

From its beginning up until the present time, important advances have been made in expanding the sanitary infrastructure with interventions in 29 metropolitan municipalities. Over the course of the last 25 years, approximately 4,400 km of trunk collectors, interceptors and sewage collection networks were installed, pipelines buried for the purpose of collecting the sewage generated and transporting it to the treatment plants. The volume of treated sewage leapt from 4m³/s to the current 18.3m³/s, which is equivalent to the sewage generated by roughly 10 million people. During these two and a half decades, Sabesp has invested US$2.8 billion, with R$ 411 million of this just in 2017, expanding the percentage of sewage collected from 70% to 87% and the percentage of collected sewage treated from 24% to 70%.

In 2017, the highlight of the Tietê Project, currently in its third stage, was the completion of the first phase of the construction work for the expansion of the Barueri ETE, the largest sewage treatment plant in South America. The sewage treatment plant's capacity increased from 9.5 m³/s to 12 m³/s, henceforth being able to handle the sewage of an additional 1.6 million people. As a result of this, the installed capacity of the RMSP's treatment system increased to 20.5 m³/s.

With investments of approximately US$2 billion, the third stage, which is currently underway with 64% of the work completed, supplements the actions undertaken in the first and second stages, which were carried out between 1992 and 2010. When the third stage is completed, it is expected that there will be a further leap in the levels of sewage collection and treatment, with the collection of sewage generated by more than 5 million people.

In 2017, apart from the Barueri ETE, there was also progress in the construction work on trunk sewer in the northern, western and eastern regions of the RMSP, as well as the launching of bidding processes for the installation of major pipelines and pumping stations that will benefit the capital's eastern, northern and western districts, in addition to the cities of Barueri, Cotia, Itaquaquecetuba, Osasco and Suzano.

The fourth stage of the Project was structured so as to continue with the expansion and optimization actions of the sewage systems in the RMSP. Some actions were brought forward and are in the implementation phase of the construction work, such as a 7.5 km long sewage interceptor underneath the Marginal Tietê, the trunk collectors in the area of the Vale do Anhangabaú and the Tamanduateí interceptor. When it is ready, the system will transport the sewage to the Barueri sewage treatment station. The project will benefit districts in the capital's central and southern areas, which are places with a significant degree of verticalization with collecting pipelines operating close to the limit.

All the interventions envisaged and carried out under this program have a positive impact on the rivers that run through the metropolitan region, such as the Tietê River, where there has been significant, progressive decrease in the pollution spot during the 25 years of the program. At first, the pollution extended down the river over a distance of roughly 530 km, between Mogi das Cruzes (RMSP) and Barra Bonita, in the interior. In 2017, the pollution extended a total of 130 km between Itaquaquecetuba (RMSP) and Cabreúva, in the interior.

Treatment of non-domestic sewage

The result of a partnership between Sabesp and Estre Ambiental, Attend Ambiental has been operating since 2014 in the treatment of the Metropolitan Region of Sao Paulo's non-domestic sewage and is situated alongside the Barueri ETE. The company offers pre-treatment of sewage, as required by the environmental legislation, making it advantageous to outsource this process. In 2017, the company treated 1.94 million m³ of non-domestic sewage, which was later forwarded to the Barueri ETE for conventional treatment. This volume is 3% higher than that received in 2016, on account of the growth in the customer portfolio, as well as due to the increase in rainfall, which affects the volume of slurry from landfills.

Recovery of urban rivers and water supply sources

In addition to the expansion of the sanitation infrastructure in the Greater São Paulo area and in the state's interior, the decontamination of the Tietê river and the improvement of the Metropolitan Region of Sao Paulo's (RMSP's) water supply sources are also a reflection of the actions that have been taken in its urban tributaries under the “Córrego Limpo” (Clean Stream) Program.

Over the course of a ten-year period, the Program has helped depollute 151 streams, benefiting some 2.5 million people. A total of R$ 8 million was invested in the program in 2017. Under the Clean Stream program, Sabesp is responsible for diagnosing illegal sewage discharge, implementing extensions of sewage networks, collectors and connections, monitoring the water quality of the depolluted streams, and undertaking maintenance work and adjustments to the existing networks when anomalies are detected. While the city's administration takes action in relation to the evacuation of irregular areas, carries out the registration of families in housing programs and imposes fines on properties that are not connected to the networks.

The maintenance of the quality of the water body depends on the awareness of the local community, which is developed on the basis of meetings between Sabesp's representatives and the residents and social organizations of the basins of the streams benefited. The work uses social approach techniques based on a Collaborative Governance methodology assembled by Sabesp together with Cebrap (the Brazilian Analysis and Planning Center). 65 meetings were held with communities in the RMSP during 2017.

These actions are in line with the Community Participation Program, that was carried out almost two decades ago, in order to give priority in terms of the service to low-income groups or clients, with the dissemination of social and environmental practices, such as combating losses, collective clean-up efforts in connection with rivers and streams, planting trees and other activities. Meetings are held at regular intervals with community leaders to present the actions, undertake surveys of the population's expectations, aligning the Company's investments and actions to the needs of the different regions.

In addition to the expansion of the water infrastructure, the preservation and environmental recovery of the areas surrounding the water supply sources are fundamental initiatives to ensuring the continued availability and quality of the water that supplies the population. This is a complex undertaking that requires public sector participation by means of efficient housing policies, avoiding the growth of the so-called "informal city", particularly in areas of environmental protection, hillsides, valley bottoms, streams and floodplains.

In this context, Sabesp and the city of São Paulo's administration joined forces for the Mananciais (Water Supply Sources) Program, with a view to recovering the basins of two of the RMSP's main "water tanks", namely the Billings and Guarapiranga reservoirs. In 2017, the sum of R$ 20 million was invested in the Program.

Since 2011, actions in the Billings reservoir basin have been reinforced by Pró-Billings, which is aimed at increasing the collection of sewage and forwarding it to the ABC ETE for treatment. After a stoppage on account of the water crisis, the Program was resumed in 2017 and the prediction is that the sum of US$123 million will be invested in the program by 2020, with its own resources and financing from the Japan International Cooperation Agency (JICA) and the BNDES (Brazil's National Bank for Economic and Social Development).

In 2017, investments in sanitary sewage in the RMSP came to a total of R$ 769.5 million.

On the path to universalization

In the coastal region and in the state's interior, Sabesp is the concessionaire responsible for 330 municipalities, which represent a total of 9.4 million people. In 2017, the Company invested R$ 393.0 million in sewage collection and treatment services in the region.

As part of the Company's ongoing efforts to universalize the collection and treatment of sewage in the state's interior, 11 ETEs were delivered in 2017. As a result of this, 98% of the savings were connected to sewage treatment at the end of the year.

The benefit of this work can clearly be seen, for example, in the Paraíba do Sul river, which in 2018 began to contribute to the water security of the RMSP, with the conclusion of the interconnection of the Jaguari-Atibainha reservoirs.

The experience of the Vale do Paraíba region symbolizes the recent changes that have taken place in all of the State's regions, the rivers in which have benefited from the expansion of the sanitary infrastructure, largely reflecting the improvement in the waters of the Tietê River throughout its entire length.

Another example, the Jundiaí River, which in the early 1980s was one of the most polluted rivers in the State of São Paulo, began to contribute to the supply, after conventional treatment, with the delivery of new sanitation facilities in the region, namely the Campo Limpo/Várzea ETE in 2013 and the Itupeva ETE in 2014.

In March 2017, Sabesp inaugurated a new catchment station in the municipality of Jundiaí to serve 117 thousand inhabitants of Várzea Paulista. All of these cities are located in the region that has the lowest water availability in the State, with a mere 104 m³ per inhabitant per year.

Progressive improvement can also be seen in the Vale do Ribeira region, where Sabesp's construction projects have allowed the average sewage collection rate to jump from 88% in 2011 to the current figure of 95%, a result which puts the Paranapanema river, a river that separates the States of São Paulo and Paraná, in one of the best water quality classifications in the country.

In the Baixada Santista region, the Onda Limpa (Clean Wave) Program commemorated its 10th anniversary with important advances in public health and the quality of life of the residents. Since the program first got underway, in 2007, the coverage with sewage collection has jumped from 53% to 77%, and sewage treatment has already reached the 100% level.

During this first phase of the program, which is scheduled to be completed in 2018, the Company invested in the construction of infrastructure for sewage treatment in this region, and is focusing on expanding coverage of the services and supply of collection networks. In 2017, a total of R$ 71 million was invested.

In the second phase of the Program, which is scheduled to start in 2019, the plan is to increase the collecting networks, domestic connections, pre-conditioning stations, and to expand and improve the ETEs.

In the state's northern coastal, 71% of the formal area has a sewage network and 100% of the sewage collected is treated. Operational improvements were made in 2017 to the ETEs with the installation of aerators and a telemetry system, resulting in a better quality of treated sewage.

Engagement that generates result

When bringing the sewage collection system into a new area, especially in low-income areas, Sabesp carries out a social diagnosis in order to assess the conditions of the families, along with individual visits and socio-educational talks. The information contributes to the planning and structuring of the project and allows the selection of families that are beneficiaries of programs, such as Se Liga na Rede (Connect To The Network) and the social tariff, in addition to subsidizing the planning of social policies in other areas of public service.

Despite the investments in the expansion of the collection networks, the lack of economic conditions for customers to connect sanitary facilities to Sabesp's pipelines means that sewage continues to be disposed of in an irregular way. To deal with these situations, at the end of 2011, Sabesp and the State Government launched the Pro-Connection Program, the trade name of which is Se Liga na Rede (Connect To The Network). Under this Program, the installation costs of the interconnection are fully paid by the government (80%) and by Sabesp (20%). By 2017, internal adjustments and connections were carried out in 23.5 thousand residences which had a family income of up to three minimum wages.

The granting of the social tariff is one of the actions directed at low-income families. In 2017, 390 thousand households paid the symbolic sum of about R$ 16 for the use of water and sewage services (up to 10 m³).

Proximity with the community opens up a relevant channel for dialogue with residents and encourages the involvement of local leaders, who help spread information regarding the importance of implementing the residential connection, the correct use of the collecting networks and the subsequent benefits both for people as well as for the environment.

For those who live in urban areas and have a property on a street that has collectors, sewage connection is compulsory, with it being the responsibility of city hall to undertake the relevant inspections. In 2017, Sabesp registered about 170 thousand properties with irregular connections and regularized more than 22 thousand cases. The partnership with the judiciary has yielded good results in the formalization of agreements for the regularization of properties.

Awareness begins in the home

In order to reduce the impact of water and soil pollution caused by the improper disposal of frying oil and to warn about the damage caused to sewage pipes, ten years ago Sabesp created the Frying Oil Recycling Program (PROL). The oil is collected at regional offices, commercial agencies or partner establishments and forwarded to recycling companies and transformed into biodiesel, paint, lubricant, glycerin, detergent, soap, and other by-products. About 500 thousand liters of oil was collected in 2017. It should be remembered that the disposal of plastic containers, cigarettes, Q-tips and other objects in toilet also cause blockages in the pipes and can result in sewage flowing back into homes.

Note: The investment sums per project or program are shown on a cash basis.

ECONOMIC AND FINANCIAL MANAGEMENT

RESULTS REVERSED INTO GAINS FOR SOCIETY

In the wake of the severe water crisis during the two years 2014-2015, when Sabesp had to cope with reduced revenues, and consequently the deadlines for a series of investments in sewage treatment were extended in order to make room to bring forward water security projects, in 2017 the Company continued to make progress in terms of recovering the financial metrics of the pre-crisis period.

Over the last decade Sabesp has been meeting society's demands for better sanitation conditions with a marked increase in investments. Between 2011 and 2016, it invested approximately R$ 3.0 billion a year, which represents roughly 30% of all the investment made in sanitation in Brazil. However, there is still a very high level of demand, particularly for sewage collection and treatment.

In order to meet the challenge of mobilizing resources for investment, the Company has combined its own resources, resulting from the tariffs charged for the services rendered, together with third-party resources obtained by means of debt. However, the possibilities of obtaining resources to efficiently finance the investments necessary for the universalization of services are limited at the present time.

One of the constraints is internal - the current level of the Company's indebtedness, which although conservative, does not permit any significant increase - and the other one is external, the country's fiscal situation, which has reduced the availability of funds in terms of long-term domestic financing from public sector agencies, such as the BNDES and the Caixa Econômica Federal.

In light of these circumstances and given society's continuous demands, on September 15, 2017, State Law 16.525 was enacted, which authorized the Government of the State of São Paulo to establish a joint stock company that will exercise share control of Sabesp, while ensuring that the State's Government retains a majority of the voting capital of the parent company.

The company, which is yet to be set up by the Government, is an alternative way of leveraging the Company's investments in the short term, without undermining its economic-financial sustainability, and will help the Government to implement public policies aimed at basic sanitation.

This new company will be able to accept private shareholders with a long-term investment profile and interest in the infrastructure sector and, provided that state control is maintained, may issue new shares to be acquired by private investors, with the corresponding proceeds being earmarked for investment in basic sanitation.

The proposed model will enable the maintenance of Sabesp's program agreements, without altering the relationship and negotiation conditions between Sabesp and the municipalities, will maintain the access to financing by multilateral organizations, and will also respect the rights of Sabesp's minority shareholders.

Sabesp is of the opinion that with the corporate restructuring and sound economic and financial management, it will be able to fulfill, more quickly and in a better way, its mission of "providing sanitation services, helping to improve the quality of life and of the environment" as well achieving its vision of "being a world reference in the provision of sanitation services, in a sustainable, competitive and innovative way, with a focus on the customer."

Economic-Financial Performance

In 2017, the Company posted net income of R$ 2.5 billion, against R$ 2.9 billion registered in 2016.

History of Income

Net operational revenue (including construction revenue) came to a total amount of R$ 14.6 billion, a 3.6% increase over the previous year.

History of Net Operational Revenue

Gross operating revenue related to the provision of sanitation services (excluding construction revenue) totaled R$ 12.2 billion in 2017, which is an increase of R$ 1.1 billion, or 9.9%, by comparison with the R$ 11.1 billion figure registered in 2016.

The positive variation in 2017 can mainly be attributed to (i) the 8.4% tariff adjustment since May 2016, (ii) the 7.9% tariff repositioning since November 2017, (iii) the 4.3% increase in the total volume billed, (iv) the granting of bonuses in 2016 in the sum of R$ 187.4 million in the context of the Water Reduction Incentive Program, which ended in April 2016; and (v) due to the lower recognition of estimated losses with revenue from sales on the wholesale market in 2017, in the sum of R$ 125.1 million, due to the receipt that occurred during the period, mainly from the municipality of Guarulhos.

In the comparison with 2016, it should also be borne in mind that the increase was reduced by the R$ 224.7 million registered in 2016, in relation to the application of the Contingency Tariff, which ended in April of that year.

Construction revenue decreased by R$ 582.0 million, or 15.6%, when compared to 2016. This variation is mainly due to the lower investment that was made in the period.

History of Gross Operational Revenue

Total volume of water and sewage billed (1) by category of use - million m3

	Water			Sewage			Water + Sewage
	2017	2016	%	2017	2016	%	2017	2016	%
Residential	1,580.9	1,527.6	3.5	1,346.5	1,294.0	4.1	2,927.4	2,821.6	3.7
Commercial	166.1	162.9	2.0	159.3	155.0	2.8	325.4	317.9	2.4
Industrial	31.4	31.6	(0.6)	37.5	38.3	(2.1)	68.9	69.9	(1.4)
Public	40.8	40.8	-	36.3	35.9	1.1	77.1	76.7	0.5
Total retail	1,819.2	1,762.9	3.2	1,579.6	1,523.2	3.7	3,398.8	3,286.1	3.4
Wholesale (2)	256.7	227.4	12.9	37.6	29.0	29.7	294.3	256.4	14.8
Total	2,075.9	1,990.3	4.3	1,617.2	1,552.2	4.2	3,693.1	3,542.5	4.3

(1)     Not audited

(2)     Wholesale includes the volumes of re-use water and non-domestic sewage

Volume of water and sewage billed (1) by region - millions of m3

	Water			Sewage			Water + Sewage
	2017	2016	%	2017	2016	%	2017	2016	%
Metropolitan	1,175.8	1,136.7	3.4	1,024.1	987.8	3.7	2,199.9	2,124.5	3.5
Regional Systems (2)	643.4	626.2	2.7	555.5	535.4	3.8	1,198.9	1,161.6	3.2
Total retail	1,819.2	1,762.9	3.2	1,579.6	1,523.2	3.7	3,398.8	3,286.1	3.4
Wholesale (3)	256.7	227.4	12.9	37.6	29.0	29.7	294.3	256.4	14.8
Total	2,075.9	1,990.3	4.3	1,617.2	1,552.2	4.2	3,693.1	3,542.5	4.3

(1) Not audited

(2) Consisting of the coastal and inland regions

(3) Wholesale includes the volumes of reuse water and non-domestic sewage

In 2017, costs, administrative and commercial expenses and construction costs showed a 0.3% decrease (R$ 31.4 million). Disregarding the effects of construction costs, the increase was 7.7% (R$ 539.5 million). The share of costs and expenses in net revenue was 72.9% in 2017, by comparison with the 75.7% figure observed in 2016. For further information regarding the composition and changes in costs and expenses, see the Earnings Release, which is available on the Company's website at www.sabesp.com.br/investidores, item Financial and Operational Information in the top menu.

Adjusted EBITDA exhibited a 15.3% increase, rising from R$ 4,571.5 million in 2016 to R$ 5,269.3 million in 2017, and the adjusted EBITDA margin came out to 36.1%,against the 32.4% result the previous year. Excluding the effects of construction revenues and costs, the adjusted EBITDA margin shows 45.4% in 2017 (43.3% in 2016).

   History of Adjusted EBITDA and Adjusted EBITDA Margin

Reconciliation of Adjusted EBITDA2 (Non-accounting measures)

R$ million

	2017	2016	2015	2014	2013
Net Income	2,519.3	2,947.1	536.3	903.0	1,923.6
Financial results	458.1	(699.4)	2,456.5	635.9	483.2
Depreciation and amortization	1,301.9	1,146.6	1,074.1	1,004.5	871.1
Income tax and social contribution	984.3	1,181.9	51.2	371.8	732.0
Other operating net revenues/expenses[3]	5.7	(4.7)	(143.8)	3.5	(3.3)
Adjusted EBITDA	5,269.3	4,571.5	3,974.3	2,918.7	4,006.6
Adjusted EBITDA Margin	36.1	32.4	33.9	26.0	35.4
Revenue from construction	(3,150.9)	(3,732.9)	(3,336.7)	(2,918.0)	(2,444.8)
Cost of Construction	3,080.5	3,651.4	3,263.8	2,885.5	2,394.5
Adjusted EBITDA excluding construction revenues and costs	5,198.9	4,490.0	3,901.4	2,886.2	3,956.3
Adjusted EBITDA Margin excluding construction revenues and costs	45.4	43.3	46.6	34.4	44.6

2 Adjusted EBITDA (“Adjusted EBITDA”) corresponds to net income before: (i) depreciation and amortization expenses; (ii) income and social contribution taxes; (iii) financial income; and (iv) other net operating expenses. Adjusted EBITDA is not a measure of financial performance according to the accounting practices adopted in Brazil, the IFRS - International Financial Reporting Standard, or USGAAP (accounting principles generally accepted in the US), nor should it be considered on a stand-alone basis, or as an alternative to net income as a measure of operational performance, or an alternative to cash flows from operations, or as a measure of liquidity. Adjusted EBITDA has no standard meaning, and our definition of Adjusted EBITDA may not be comparable to its definitions as used by other companies. The Company’s management believes that Adjusted EBITDA provides a useful measure of its performance, being widely used by investors and analysts to analyze the Company’s performance and to compare business. Other companies may calculate their Adjusted EBITDA in a different manner. Adjusted EBITDA is not included in the financial statements. The purpose of Adjusted EBITDA is to present an economic and operational performance indicator. Sabesp’s Adjusted EBITDA corresponds to net income before net financial expenses, income and social contribution taxes, depreciation and amortization, and other net operating expenses. Adjusted EBITDA is not an indicator of financial performance recognized by the Corporate Legislation Method, nor should it be considered on a stand-alone basis, or as an alternative to net income as a measure of operational performance, or an alternative to cash flows from operations, or as a measure of liquidity. Sabesp’s Adjusted EBITDA is a general indicator of economic performance, not being affected by debt restructuring, interest rate variations, changes in taxation or depreciation and amortization levels. As a result, Adjusted EBITDA is an appropriate instrument for a regular comparison of operational performance. Additionally, there is another formula used for calculating Adjusted EBITDA that is adopted in the provisions of some financial agreements.  Adjusted EBITDA provides an improved understanding not only about the Company’s operational performance, but also regarding its ability to fulfill obligations and raise funds for investment in capital expenditures and working capital. However, Adjusted EBITDA has limitations that hinder its use as an indicator of profitability, since it does not take into account other costs arising from Sabesp's activities, and some costs that may considerably affect the company's earnings, financial expenses, taxes, depreciation, capital expenditures, and other related charges.

3 Other net operating revenues/expenses mainly refer to property, plant and equipment written off, estimated loss from intangible assets, loss from economically unfeasible projects, less revenues from the sale of property, plant and equipment, sale of invitations to bid, indemnities and refund of expenses, fines and bonds, real estate leasing, reuse water, projects and services of Pura and Aqualog.

Investments

In 2017, the total amount invested by the Company was R$ 3.4 billion, including R$ 866 million in relation to the São Lourenço PPP, also reflecting the prioritization of investment in water supply infrastructure and water security.

The table below gives details of the investments made, broken down between water, sewage and the region:

	Current R$ million
	Water	Sewage	Total
Metropolitan Region of São Paulo	1,816.9	769.5	2,586.4
Regional Systems (interior and coast)	408.5	393.0	801.5
Total	2,225.4	1,162.5	3,387.9

Note: Does not include the commitments assumed under the program agreements (R$ 121 million).

For the period from 2018 to 2022, the Company plans to directly invest roughly R$ 17.3 billion, with R$ 7.1 billion of this being in water and the remaining R$ 10.2 billion in sewage collection and treatment:

In this period, as can be seen, the priority in terms of allocation of resources will be on the sewage segment.

Indebtedness

In 2017, total debt remained stable at approximately R$ 12.1 billion. The Company repaid R$ 1.2 billion of debt during the year, while fund raised totaled R$ 1.0 billion.

The company's active management of its debt enabled Sabesp to reduce its relative indebtedness level, as demonstrated by the "Total Adjusted Debt/Adjusted EBITDA" ratio. This ratio which is mentioned in the Company's debenture issues (the 15th, 17th and 20th Issues), remained virtually stable at 2.27 times, as shown in the graph below. This means that Sabesp has returned to the debt levels it exhibited in 2013, the year before the water crisis began, as well as maintaining this index below the 2.5-times reference level, a historical level that the Company uses as a guideline for the aforementioned financial ratio.

In June 2017, the Company repaid the full amount of the balance of its 19th Issue of Debentures. In July, there was a new issue of Debentures (the 21st Issue).

The Company's foreign currency debt remained at a similar level to that seen in the previous year, of close to R$ 5.7 billion, equivalent to 46.7% of the total debt. Similarly, the Real/US dollar exchange rate showed a lower level of volatility, ending 2017 at R$ 3.3080, by comparison with the R$ 3.2591 FX rate observed at the end of 2016, which translates into a 1.50% devaluation in the Real. It should be stressed that Sabesp does not use hedging instruments, and the diluted payment flow and long-term maturities of the foreign currency denominated debt enables the reduction of exchange rate risk, whilst at the same time obtaining the benefits from the low cost of the aforementioned debt.

It should be borne in mind that, in its 21st Issue of Debentures, the Company began its migration from its above mentioned financial leverage indicator (covenant) to the "Adjusted Net Debt/EBITDA" ratio, with a 3.5 times limit. The difference in relation to the previous covenant arises from the deduction, from the total debt, of the amount in relation to the Company's cash at the time of measurement. This change seeks to align the indicator with market practice, which for the most part uses the net debt ratio. Up until such time as the oldest debt issues, which make use of the total debt indicator, reach maturity, the Company will coexist with the two indicators. This new indicator has exhibited the following behavior in recent years:

With regard to the company's credit risk classification, notwithstanding the favorable development in the indebtedness ratios, not all the rating agencies have taken this into account in the Company's credit rating, since the aforesaid rating continues to be negatively affected by Brazil's risk classification, as well as the credit rating of the State Government, which is Sabesp's majority shareholder. While Fitch Ratings upgraded the Company's credit rating in local currency in May 2017, S & P downgraded the company on the global scale in January 2018 due to the fact that the country's rating had been downgraded.

The Company currently has the following risk classifications (credit rating):

	Fitch	Moody’s	S&P
National Scale	AA (bra)	AA2.br	brAA-
Global Scale	BB	Ba2	BB-

Sabesp benefits from an extended debt repayment profile at financing costs that are compatible with its investment cycle, particularly those granted by official domestic banks and multilateral lending agencies.

The Company has adequate access to domestic and international credit markets, maintaining solid relationships with public sector banks, particularly the National Bank for Economic and Social Development (BNDES) and the Caixa Econômica Federal (Federal Savings and Loans Bank), as well as multilateral agencies such as the IADB (Inter-American Development Bank)), IBRD (International Bank for Reconstruction and Development) and JICA (Japan International Cooperation Agency).

With regard to third-party loans, as a State-controlled company, the Company is subject to the rules and limits imposed on the national financial system related to the tightening of credit to the public sector.

Fundraising

In 2017, the Company contracted a sum of R$ 648 million, used to restore cash, refinance financial commitments and finance its investment plan.

Part of the resources, in relation to the 21st issue of debentures, in the sum of R$ 500.0 million were disbursed in 2017, distributed in two series. The first of these with maturity in June 2020, remunerated at the Interbank Deposit Rate plus an interest rate of 0.6% per year, while the second of these is to mature in June 2022, remunerated at Interbank Deposit Rate plus an interest rate of 0.9%, both with six-monthly payments of interest.

The Company also signed a financing agreement for the sum of approximately R$ 148 million, earmarked for the undertaking of construction to make use of the waters of the Itapanhaú River for supplying the Metropolitan Region of São Paulo, to be disbursed over the course of the project's construction. This financing agreement was selected on an extraordinary basis under the scope of the Ministry of Cities' Selection Process, with the Caixa Econômica Federal (Federal Savings and Loans Bank) as the financial agent and the funds coming from the FGTS (Government Severance Indemnity Fund for Employees). The conditions of the agreement are as follows: an interest rate of 6.00% p.a., a Risk Rate of 0.50% p.a. and a Management Fee of 1.40% p.a., indexed by the TR - Referential Rate. The grace period is 22 months and repayment is over 240 months.

In addition, at the start of 2018, the Company made its 22nd Issue of Debentures in the amount of R$ 750 million, in three series. The first of these, in the sum of R$ 100 million, with maturity in 3 years and remunerated at the Interbank Deposit Rate + 0.58% p.a., the second of these, in the sum of R$ 400 million, with maturity in 5 years and remunerated at the Interbank Deposit Rate + 0.90% p.a., and the third of these, in the sum of R$ 250 million, with maturity in 7 years and remunerated by the IPCA + 6.00% p.a.

Further information about the Company's sources of financing is available in Note 16 to the Financial Statements.

Stock market

The company's shares ended the year 2017 at a price of R$ 34.33, which was a 19.24% increase against the end of the previous year. During the same period, the IBOVESPA registered a 26.86% appreciation. The main events that influenced the performance of Sabesp's shares were the return to normal of the water conditions, the Real's stability against the US dollar, the tariff revision processes and the Company's possible capitalization, as well as the approval of the collection of the Regulation, Control and Inspection Fee established by Arsesp (Sanitation and Energy Regulatory Agency of the State of Sao Paulo.

Sabesp's ADRs ended the year with a 20.39% appreciation, being quoted at US$10.45, while the Dow Jones index rose 25.1% and the S&P 500 index rose 19.4%.

The Company's shares participated in 100% of the B3's trading sessions and the annual financial volume traded was R$ 12.6 billion, a 3% drop by comparison with 2016. In the US market, the Company ended the year with 136.8 million ADRs outstanding, and an annual financial volume of US$4.4 billion, which was 2% lower than the previous year. The equity value of the shares at the end of the year was R$ 25.62, which represents a 13.6% increase against 2016.

In 2017, Sabesp continued to be included in the B3's main indices and continued to be monitored by the market's principal financial institutions.

Tariffs and Regulation

Sabesp's second ordinary tariff review was scheduled for April 2017, however, due to delays in hiring a consulting firm to assist ARSESP with this process and the need for further information in relation to Sabesp, the Agency decided to alter the schedule and divide the process into two separate stages.

The first (preliminary) stage was completed in October 2017, with the publication of Final Technical Note 004/2017, which set the basis for calculating the regulatory remuneration for the first stage at R$ 40.3 billion, increased the weighted average cost of regulatory capital (WACC) from 8.06% to 8.11% and set the preliminary P0 at R$ 3.6386/m³ (in April 2017 prices), which resulted in a tariff repositioning of 7.8888% for bills issued from November 10, 2017 onward.

The second (final) stage of the tariff review got underway in January 2018 with the publication of Arsesp Resolution 780/2018, which established the schedule for the final stage. During this stage, we highlight that the Agency is now considering the possibility of including the portion related to the transfers to municipal funds, such as the transfer to São Paulo's Municipal Environmental Sanitation and Infrastructure Fund, in the average tariff. In March 2018, the Agency released Preliminary Technical Note 0004/2018. The proposal is in the Public Consultation and Public Hearing stage during the period between 03/27/2018 and 04/17/2018. The final result of the Tariff Review is scheduled for May 10, 2018, under Resolution 788/18. The details regarding the tariff review process and the Resolution published by Arsesp can be found on the Company's Investor Relations website.

In addition, on November 10, 2017, Sabesp also started to charge clients who reside in the municipalities regulated by Arsesp, the 0.5% Regulation, Control and Inspection Fee established by Resolution 406/2013 issued by the agency. This rate was initially established by State Supplementary Law 1.025/2007 and has already been paid by Sabesp to ARSESP, but has not yet been passed on to the consumer.

Related Party Transactions

In October 2017, SABESP and the Metropolitan Water and Energy Company (EMAE) signed the 1st Amendment to the Private Transaction Instrument and Other Covenants, which excluded the suspensive condition related to the need for approval of the Instrument by the general meeting of EMAE's shareholders, ending the litigation involving the use of the Guarapiranga and Billings reservoirs. For more information about the transaction, see Note 10 (b).

Advances in the negotiations of the debit balances of the permissionaire municipalities

Sabesp supplies water on a wholesale basis to five municipalities in the RMSP: São Caetano, Mogi das Cruzes, Guarulhos, Mauá and Santo André, and the municipalities of Mauá and Santo André continue to record a significant history of default.

Since 2015 Sabesp has stepped up its efforts to reestablish commercial relations with the municipalities that are in default, in order to recover the amount owed and to ensure the regularity of the future flow of payments.

No progress has been made in the negotiations with Mauá and the Memorandum of Intent, which was signed in 2015, was terminated in 2016.

Negotiations with Guarulhos and Santo André, which had also been interrupted in 2016, were resumed in April 2017 and May 2017, respectively, with the formalization of new Memorandums of Intent.

In relation to the municipality of Guarulhos, Sabesp and the municipality's Autonomous Water and Sewage Service (SAAE) have indicated their intention to sign (i) a judicial agreement for payment by instalments of the municipality's debt with Sabesp, and (ii) an interdependence agreement, to regulate the supply of water by Sabesp on the wholesale market.

The legal agreement will provide for payment of the debt in 480 monthly installments, with interest of 0.5% per month and monetary correction by IPCA (Amplified Consumer Price Index), plus a 30% discount on R$ 2.9 billion of the municipality of Guarulhos' debt, linked to payment over the course of the installment period.

The agreement for the wholesale supply of water will provide for a guarantee of payment to Sabesp by means of a statutory lien over the SAAE's receivables, with automatic segregation of the amounts owed to Sabesp by the SAAE's centralizing payment bank, and a 20% reduction over the monthly amount billed for the wholesale water supply services, as a result of the establishment of the guarantee and the automatic payment.

The implementation of the above described agreements depends on the prior approval of Sabesp's Board of Directors, as well as other approvals to be determined by each party and obtained before any binding documents are signed. Since 2017, the municipality has begun to make payments of between 80% and 100% of the invoices.

The Company signed a memorandum of intent with the municipality of Santo André in May and studies and evaluations have been underway since that time, with a view to rebalancing the commercial relations and the settlement of the municipality's debt with Sabesp.

In addition, in October, the administrative investigation filed by the Administrative Council for Economic Defense (CADE) at the request of the Municipal Environmental Sanitation Service of Santo André (SEMASA), and to which a similar request made by the municipality of Guarulhos had been attached, was shelved due to lack of evidence of antitrust violation allegedly practiced by Sabesp in the supply of water on the wholesale market.

Dividends

According to the Company's Bylaws, the common shares are entitled to the mandatory minimum dividend, which corresponds to 25% of the year's net income, obtained after deductions determined or permitted by law and which may be paid in the form of interest on equity. In 2017, Sabesp provided a credit for the dividends, in the form of interest on equity in the sum of R$ 823.5 million, in relation to the year 2016, which translates into roughly R$ 1.2048 per common share and results in a dividend yield of 4.2%.

With regard to the year 2017, the Board of Directors considered the proposal to pay interest on equity in the amount of R$ 703.9 million, which corresponds to R$ 1.0298 per common share and a dividend yield of 3.0% with payment scheduled to get underway on June 26, 2018.

ENVIRONMENT

ENVIRONMENTAL MANAGEMENT, INNOVATION AND TECHNOLOGY FOR THE BENEFIT OF SUSTAINABILITY

Basic sanitation has sustainability at its heart, since the recovery and efficient management of its main resource has a positive impact on public health, on the quality of people's lives and on the socioeconomic development of the area served. At Sabesp, this activity is backed up by a set of procedures that combine the environmental management with the business guidelines.

Supported by an Environmental Policy, the Company aims to achieve the integrated development of its activities by means of corporate programs focused on operations. For this task, in 2007 an environmental corporate area was set up, along with Environmental Management Centers (NGAs) at the Business Units (UNs), where the environmental management operational agents operate.

These programs are disseminated throughout the entire area operated by means of the NGAs, ensuring the uniformity of procedures and information, and based on two pillars: namely environmental compliance and changing environmental culture.

In 2017, investments allocated to corporate environmental management programs, as well as to the Rational Water Use Program (PURA), among other one-off initiatives related in this document, add up to a total sum of approximately R$ 19.9 million. In order to ensure the continuity of the environmental management programs and the achievement of the strategic objectives, environmental corporate accounts were established, exclusively for this purpose.

Other investments and expenses associated with environmental protection are included in the total amount of operating expenses and investments informed in this report, due to the direct relationship between the Company's the environmental activities and its core activity. As an example, highlight goes to the investments in sewage, effluent monitoring, payment for the use of water from federal and state bodies of water, maintenance of reserves in protected areas, maintenance of forest nurseries, effluent reuse initiatives, combatting water losses, environmental education actions and training in the environment among other initiatives.

Environmental Management System and ISO 14001 Certification

In 2017, on the operational front, Sabesp continued with the progressive implementation of the Environmental Management System (SGA) at the ETEs and ETAs. Structured in 2009, the SGA is based on the main guidelines of ISO 14001, with a focus on minimizing accident risks and on generating environmental liabilities, in addition to encouraging the development of preventive and sustainable actions, with an improvement in the efficiency of the operation and of the processes at the treatment stations.

Since 2015, Sabesp has been working on the SGA with a mixed model, with ISO 14001 being applied to a limited scope of certified stations, and for the other stations, the company uses its own environmental management model (called SGA-Sabesp), without certification objectives.

SGA-SABESP was developed with a view to streamlining the process of implementing this system at the various business units, with its main emphasis being on facilitating the incorporation of environmental management tools into the operational routine, reinforcing the process of cultural change that is already underway at the Company.

Over the course of 2017, the SGA was implemented at 48 stations, with ISO 14001 certification being maintained at another 35 stations. There are currently 177 stations operating according to principles of best environmental practices, with the prospect of the SGA being implemented at all the stations by 2024.

Training multipliers for the protection of the environment

Based on the Environmental Policy, Sabesp's environmental actions are also directed towards the dissemination of the message of sustainability and of knowledge about the correct use of the installed sanitation structure. And it counts on the involvement of clients, communities and the consolidation of partnerships with municipal governments, schools and non-governmental organizations associated with the environment, in order to promote initiatives that encourage mobilization for preservation and respect for the environment.

The Corporate Environmental Education Program (PEA Sabesp) includes activities of various types such as talks at schools, theater plays, tree plantations, competitions, activities on commemorative dates such as World Water Day, Environment Day and Tree Day, collective efforts for the cleaning-up of beaches and rivers, the release of fingerlings and monitored visits to ETEs and ETAs. In 2017, PEA Sabesp gave more than 1,000 environmental education talks and received almost 1,500 monitored visits to the Company's facilities, catering to roughly 65.3 thousand visitors.

Aimed primarily at environmental education, Sabesp also maintains a virtual space (www.clubinhosabesp.com.br) with games, characters and savings tips to encourage children and youngsters aged from six to thirteen to take care of water.

For the internal public, there is a corporate environmental training program with specific courses aimed at the operational areas, managers and leaders, addressing issues related to the management of water resources, environmental legislation and environmental management practices in the operation, among others, with more than 1,700 people receiving training in 2017.

In defense of the efficient management of water resources

Sabesp participates in and acts in the various levels of the National Water Resources System. On the National Council of Water Resources (CNRH), which is the highest body in the System, it occupies a seat on the Council and in three of its technical chambers. In the State Water Resources Council - CRH, Sabesp has representation in all seven technical chambers. The Company also takes part in all of the State of São Paulo's 21 Water Basin Committees and in the 4 Interstate Committees with coverage in the State of São Paulo, giving priority to the activities in the chambers that deal with Planning, Sanitation, Environmental Education and Charging for Water Use. In total, there are 159 employees operating in a coordinated way, as institutional representatives.

In 2017, the Company disbursed R$ 60.8 million by way of payment for the use of the water resources of rivers under federal and state domain, in the water basins of the Paraíba do Sul, Piracicaba, Capivari and Jundiaí, Sorocaba and Médio Tietê rivers, of the rivers in the Baixada Santista region, and those of the Alto and Baixo Tietê, Tietê Batalha, Tietê Jacaré, Ribeira de Iguape and of the rivers in the Litoral Sul, Pardo, Baixo Pardo and Grande, Sapucaí Mirim and Grande, and Mogi-Guaçu regions. This is an important source of financing for the actions planned by the Committees for the recovery and preservation of water resources. The start of charging in the State's other river basins is expected to get underway in 2018.

With regard to the environmental permits and licenses, the existing operating complex is the subject of the Corporate Programs for Obtaining and Maintaining the Grants of Right of Use of Water Resources and Environmental Permits for ETEs, ETAs and Sewage Pumping Stations.

In this context, it should be noted that the development of activities related to the implementation of construction projects and interventions goes through a process of obtaining permits and environmental licenses, in accordance with the legislation that is in force. In order to meet the current and future environmental compensation requirements, Sabesp has developed and is implementing a corporate program that includes the planting and maintenance of 1 million seedlings of native species over a ten-year period. The work has already been initiated and is part of the Nascentes Program which is described in the chapter "Water Security for the Present and Future" of this report.

Climate change and management of greenhouse gas emissions

Climatic conditions and extreme events have a direct impact on sanitation activities. Therefore, Sabesp's environmental management is focused on technical training, quantification of greenhouse gas emissions and initiatives to reduce these emissions, as well as making adaptations to the current climatic conditions.

The Company has developed the Corporate Program for the Management of Greenhouse Gas (GHG) Emissions, which results in the preparation of annual inventories for the measurement of the aforesaid emission and the promotion of awareness activities in relation to climate issues. These initiatives are in alignment with the responsibilities established in the guidelines and requirements of the State Policy on Climate Change (PEMC).

In 2017, Sabesp completed its 10th corporate GHG inventory, which showed total emissions of 1,979,399 tCO2 and of greenhouse gases in 2016, where it can be observed that sewage collection and treatment activities remain the main sources of emissions (89% of the total), followed by electricity consumption as the second largest source, contributing 9% of the total amount.

New technologies: efficiency, cost and sustainability

From the innovation standpoint, Sabesp relies on initiatives that focus on the development of technology, with a view to increasing operational efficiency, reducing costs and reducing minimizing environmental impact, such as the purchase of more energy-efficient equipment, the installation of "mini-hydroelectric power plants" installed in the water pipes, the installation in the pipes of small turbines that recharge using the flow of water to feed the telemetry system that monitors the performance of the pressure reducing valves.

Since the first quarter of 2018 there has been another project under way at Franca's ETE, which has had a positive impact on reducing costs and cutting greenhouse gas emissions: part of the fleet is being supplied by the biomethane generated from the purification of the biogas resulting from sewage treatment. This technology is the result of a technical cooperation agreement with the German Fraunhofer Institute and has a total cost of R$ 7.3 million.

In addition to these initiatives, Sabesp maintains the Sabesp Fleet Renewal Program, an action which has been in place since 2011 that is focused on the replacement of light vehicles that have been in use for more than 7 years and heavy vehicles that have been in use for more than 20 years, which also helps reduce greenhouse gas (GHG) emissions. In addition to this program, Sabesp complies with governmental guidelines regarding the use of ethanol, a renewable fuels, for flex vehicles and Diesel S10 for heavy vehicles.

As well as the environmental importance, the economic benefits and modernization of management generated by the Fleet Renewal Program, such as reducing fossil fuel consumption, savings in terms of maintenance costs and documentation, and revenue obtained from the auctions for the sale of the replaced vehicles. As a result of the program the fleet's daily availability achieved a 99.5% level, increasing the productivity of operational activities.

Research and innovation

The actions developed by the Company are based on the strategic guideline "Innovation and Technology" and are designed to encourage the creation, adoption and dissemination of new solutions that add technology and efficiency to the water and sewage services and, often working in conjunction with educational institutions, research entities and companies with state-of-the-art technology.

Structured with a Superintendency focused on technological development, in 2017 the Company invested about R$ 10.7 million in projects with its own funds, raised with development entities or financed by partners. R$ 37 million was invested in the last three years.

One of the important partnerships resulted in the Cooperation agreement between Sabesp and FAPESP, aimed at financing projects in Higher Education and Research Institutions in the State of São Paulo. Among the research partner institutions are the following: the University of São Paulo - USP, the Aeronautics Technological Institute - ITA, the Federal University of São Paulo - UNIFESP, the National Institute of Space Research - INPE and the State University of São Paulo - UNESP.

The Agreement provides for non-refundable financing of R$ 50 million, split equally between Sabesp and FAPESP. Initiated in 2009, the partnership has already yielded 17 projects, nine of which have been concluded, with an investment of R$ 5.2 million, with eight other projects being approved and having had their terms of agreement signed in 2015. Investments of R$ 7 million and an execution time of 42 months are predicted for these projects.

Among the projects under study, the highlight is the development of a national signal correlator optimized for the location and detection of leaks in the Company's underground water ducts, together with effective devices for training leak detection teams which are being developed together with researchers from UNESP.

By means of a Financing Agreement that was signed in 2015 with the Brazilian Innovation Agency - FINEP, Sabesp is enabling the implementation of its "Technological Innovations Plan for Sanitation". With a forecast 30-month execution period and a cost of R$ 60 million, the Plan is made up of four projects: a system for the production of reuse water for urban and industrial use, which is being implemented in the RMSP; biofiltration units for controlling odor from sewage pumping stations, which is also to be implemented in RMSP, ETE sludge drier by means of Solar Irradiation, which is being implemented in the municipality of Franca.

Technical cooperation agreements are another way to promote the development of technologies on themes that are a priority for Sabesp, such as reduction of losses, energy efficiency and alternatives for the treatment and disposal of sludge.

In 2016 an agreement was signed with a representative of the Danish company Liqtech to evaluate the technology of ceramic membranes for ultrafiltration of silicon carbide for the recovery of waste water from water treatment plants. Tests were carried out at a number of ETAs in 2017, to verify the technical and economic viability of the material. In 2017, the Deed of Undertaking was signed with the Federal University of Minas Gerais, by means of its through its Sanitary and Environmental Engineering Department DESA/UFMG, with a view to continuing the project "Evaluation of the potential for use of biogas generated in anaerobic reactors in the treatment of domestic sewage in Brazil" at Várzea Paulista's Sewage Treatment Plant. Measurements and assessments of the biogas production are underway.

In 2017 we also signed a Memorandum of Understanding with ino3W Ltd. (ino3W community water system) for the specific purpose of swapping knowledge and experience between the parties, with a view to an possible partnership for technological development. This partnership aims to share information in relation to innovative technologies, with the participation of the world's major sanitation companies, enabling the exchange of knowledge, validation of technologies, development and implementation of innovations and subsequent placing in the market.

At the Parque Novo Mundo sewage treatment station, in the city of São Paulo, a study is underway to replace the current complex of blowers with machines that consume 23% less energy and increase air production, in order to meet the expected increase in demand for treatment and the final quality of treated sewage. Contracting is also expected to take place in 2018.

 Photovoltaic generation is another alternative that is being studied. In this context, a study is underway for the implementation of photovoltaic power plants in a number of sewage treatment ponds, making it possible to achieve savings of between 10% to 20% in the amount of electricity consumption. This project, which is in the phase of structuring the technical package, will be contracted in 2018.

Disposal of waste

The final destination of the solid waste from water and sewage treatment systems has been one of the areas of greatest concentration of Sabesp's studies and research in the search for economically viable and environmentally sustainable solutions.

At ETE Barueri, which is one of the largest sewage treatment plants in Latin America and which accounts for more than half of all the sewage volume treated by the Company in the RMSP, a pilot system for the thermal treatment of sludge using plasma technology is in the process of being implemented. Under this process the sludge is subjected to high temperatures (of around 1500°C) and at the end of the system an inert vitreous residue is generated with a drastic reduction of the initial volume and with the possibility being reutilized for civil construction.

Also in Barueri, the project entitled Waste to Energy Barueri provides for the thermal treatment of sludge and energy utilization of biogas and, if possible, sludge. The energy potential will be used for the sludge treatment process itself as well as to operate the ETE itself.

At plants in the interior and in the coastal region, sludge drying initiatives by means of solar irradiation are under development. All these projects also contribute to avoiding operational costs and greenhouse gas emissions, to the extent that they reduce the need to transport waste to landfills. In some cases, the process is associated with the implementation of composting systems, using, for example, pruning debris from trees and eucalyptus bark, with the compost produced being used in agriculture.

In the administrative areas, Sabesp implemented the Sabesp 3Rs Program with the aim of structuring the management of solid waste generated, as well as organizing and standardizing a series of selective waste collection initiatives.

As a result of this, actions and practices were defined in order to minimize generation, reutilize and allocate the waste for recycling. The program also provides for the training of employees to act as multipliers in their areas of work along with external activities, together with the training of outsourced workers to ensure they are better qualified to provide the services. Since the program first got underway in 2008, more than 2,200 people have been trained, including employees and outsourced workers, in addition to the collection of more than 2,100 tons of waste.

SOCIAL RESPONSABILITY

A RELATIONSHIP GUIDED BY TRUST, RESPECT AND APPRECIATION OF CITIZENSHIP

It is Sabesp's belief that social responsibility should be a stance that is both inside as well as outside the Company. Based on ethics, this such conduct is present on a daily basis in the relationship of transparency and respect for the client, efficiency in the services rendered and appreciation of the skills of its employees. The substantial investments in the expansion of the sanitation infrastructure and the strengthening of partnerships with society result in the promotion of citizenship, the provision of health and quality of life for the population served.

Voluntary adhesion and representativeness

Sabesp is a signatory to the Global Compact, a United Nations (UN) initiative, which aligns its activities with the principles of human rights, labor, environmental protection and anti-corruption, as well as supporting and encourages the 17 Sustainable Development Goals (SDGs), by means of its Corporate Volunteer Program.

The Program is based on the 17 SDGs and its objective, by means of the sanitation services, is to carry out actions and encourage changes in behavior that contribute in a broader way to the social development of the population that is under the influence of the Company. In 2017, Sabesp promoted dialogues with Rede Brasil do Pacto Global (the Brazilian Global Compact Network) with the aim of sharing experiences and implemented the Social Mobilization Platform in order to increase awareness and engagement among employees, together dissemination and management of the projects.

In addition, the certificate granted by the Abrinq Foundation was renewed for the 14th year in a row, and the Company continued as a co-supporter of the Instituto Criança Cidadã (Citizen Child Institute) and maintained its partnership with Instituto Ethos, the agreement with the Associação Amigos Metroviários dos Excepcionais as well as maintaining the granting of the State of São Paulo Seal of Diversity.

With the aim of broadening the relationship with sanitation representatives and reinforcing the dialogue regarding issues that encourage the creation of public policies aimed at expanding the basic sanitation service, as well as the efficient and sustainable management of water resources at regional and national levels, Sabesp also participates in sectoral entities.

Institutional programs

Through its Corporate Volunteer Program, Sabesp carries out campaigns that on an annual basis result in the collection of food, clothing, hygiene products, books and magazines, among others, in addition to a number of actions of social inclusion, learning and care for children, the elderly and those with special needs.

One of the most integrated and most successful corporate actions, participation in FUSSESP's - the State of São Paulo's Solidarity and Social and Cultural Development Fund's Winter Clothing Campaign -, resulted in the collection of 1.4 million items of clothing in 2017, which benefited more than 18 thousand families and 195 charitable entities.

For young people aged between 14 and 22, since 2006 Sabesp has maintained the Apprentice Program, which contributes to citizenship and professional training. With an 18-month contract that includes theory and on-the-job training, the program is developed in conjunction with the Sao Paulo branch of the National Service of Industrial Learning - Senai. This initiative has already provided opportunities to 3,307 young people.

Support and Sponsorship

By means of financial and/or institutional support with funds from budget funds and tax incentives, Sabesp takes part in cultural, social, educational, sports and environmental actions encouraging social development in partnership with a number of civil society organizations. In 2017, more than R$ 34 million was allocated to actions and projects that contribute to respect for human rights, promotion of social inclusion, mitigation of social impacts and encouragement of volunteer work.

Supply chain management

The contracting of suppliers complies with Labor, Occupational Safety and Environment requirements, extending the commitment to the contracted company, which is responsible for any potential irregular acts or facts practiced by the subcontractor and/or outsourced party on its behalf, or on behalf of its employees and agents.

The Company has its own process for the qualification of suppliers and their respective products, for the purchase of strategic materials. Supplier qualification covers a number of requirements, including the production process, from the raw material to the finished product, and includes checks in relation to environmental liability, such as toxicological risks of the product, and social responsibility, such as combating forced labor and the use of child labor.

The Company seeks to provide the market with the maximum possible transparency regarding its procurement and contracting process, using electronic bidding procedures, based on preconditions for taking part, establishing requirements for contracting and guidelines to prevent collusion between competitors.

The participation and contracting of local suppliers in their areas of activity is encouraged by the Company, as well as the fact that under the current legislation, micro and small companies and cooperatives are guaranteed differentiated treatment.

In accordance with State Decree n° 53.336/08, which established the State Program for Sustainable Public Procurement, Sabesp presents its Report on Sustainable Public Procurement, which is produced according to the guidelines established by the Government of the State of São Paulo's Program for Sustainable Public Procurement, with the main socio-environmental actions and best practices applied to its supply chain.

Relationship with Customers

Respect for society and for the customer, with the offer of quality products and services, adequate tariffs and effective customer service make up one of the strategic guiding principles for Sabesp's operations, which focus on boosting technology as a pillar for improving excellence in the provision of the services.

In this way, Sabesp relies on the traditional service channels (telephone and on-site by means of the branches established in the municipalities in which the company operates) and by means of the Ombudsman's Office, which is a qualified channel for customer service, in the 2nd instance, to handle complaints, denunciations, criticism and information. In 2017, the Ombudsman's Office received about 110 thousand protests, which was a 20.9% reduction against 2016.

In addition to these service channels, the Company has increased the use of technology in order to make the customer's life more comfortable and easier, as well as broadening the alternatives in terms of interaction and relationship with the population served. Available since January 2017, Sabesp Mobile makes it possible to pay overdue bills by installments, receive a second copy of a bill, obtain a copy of the bar code in order to settle the debt via bank app, and report a lack of water, along with other services, in a quick and straightforward way.

Another means available is the virtual branch, by means of which the client can, via the Company's website, make new requests for water and sewage connections, a second copy of a bill, repairs, communicate the lack of water and a sewage leak, in addition to receiving tips and information in relation to the conscious consumption of water.

In order to facilitate access and inclusion of hearing impaired clients, in September 2017 a pilot system was established at the Penha branch, which allows attendants to initiate a video call with qualified interpreters who fluent in Libras (Brazilian Sign Language) from a Simultaneous Translation Center and in this way be assisted to give all the support that the customer needs.

In order to improve its service, Sabesp conducts a Satisfaction Survey on an annual basis, taking into account the best market practices. In 2017, 6,240 interviews were carried out throughout the entire State of São Paulo, which makes it possible to obtain results with a 1.24% margin of error and a 95% confidence level. The overall satisfaction indicator was 85%, which means that out of every 10 customers, 8 stated that they were satisfied or very satisfied with Sabesp.

Relationship with the granting authority

The Regulatory Sanitation Framework (Federal Law 11.445/07), in conjunction with the other laws that regulate the sector, introduced a new type of relationship between municipalities and the service provider: the program agreement. In accordance with the provisions of the legislation, Sabesp has already signed 287 agreements under this modality, with 266 Program Agreements in the Regional Systems Department and 21 in the Metropolitan Department. In 2017 alone, 6 new agreements were signed, with 5 being renewals with municipalities that were already being operated by Sabesp and the sixth being the inclusion of the Municipality of Pereiras.

Sabesp works to maintain and increase its market, seeking the economic, financial and socio-environmental sustainability of the Company and ensuring the continuity of the business. On the one hand, the company's high capillarity, with operations in every part of the state, represents a competitive advantage for the business due to the large volume of agreements but on the other hand it also represents a challenge regarding the forms of management and the relationship with the representatives of the granting power, due to the specific characteristics of each locality and of the municipal managers.

People management

2017 was a challenging year for people management at Sabesp. In addition to making adjustments in order to comply with the E-social, the new Labor Law and the training of employees to use Sabesp's Integrated Information System (SiiS) which was implemented in April, this year the Company switched to a more innovative and flexible people management model. A number of projects were developed in the sense of integrating and leveraging the efforts into one main goal of optimizing the organizational values to future challenges.

Historically the Company has a good relationship with its employees and the representative entities (union and associations), seeking to meet the employees' main demands, whilst always respecting the limit of its financial capacity and the legal and governmental guidelines. It prioritizes negotiations in its labor relations, as a way of resolving conflicts, substantially reducing the occurrence of strikes. The Collective Bargaining Agreements in 2017 resulted in the maintenance of benefits and a 3.71% salary adjustment. Roughly 70% of the employees are unionized.

At the end of 2017, Sabesp had 13,672 employees, 910 trainees and 540 apprentices. More information regarding the staff profile can be found in the Company's Sustainability Report.

Of the total, 81 job positions were held by people with disabilities, with 72% being physically disabled, 12% being hearing impaired and 16% being visually impaired.

The average length of time that the employees have been with the Company is 19.5 years. In 2017, the company had a 1.7% churn rate (versus 3.8% in 2016), overtime in relation to normal hours worked was equal to 10.6% and the absenteeism rate was 1.6%. With regard to maternity leave, of the 55 women who took advantage of this benefit, 61.8% returned to work.

Sabesp selects and recruits its employees, trainees and apprentices by means of competitive public examination. In 2017, the competitive held a competitive public examination to fill 485 vacancies for young apprentices and at the beginning of 2018 announced a selection process for 661 vacancies for various different job positions. The company also carries out an internal selection process to identify those professionals with the right profile for the management positions available. In 2017, 5 management positions were filled by means of internal selection.

Competency Based Management and Organizational Climate

Sabesp adopts the Competency Based People Management model that has been improved with the purpose of offering a value proposition to the employees, capable of increasing their commitment and engagement. Its principles are: valuing people, managing career and improving competences.

The evaluation process is undertaken on an annual basis between the employees and the managers and, after determining the stage of the competences, an Individual Development Plan is drawn up, which allows the progression of the essential skills so that Sabesp achieves the challenges it has assumed. In 2017, the 5th evaluation cycle was carried out, which resulted in more than 6,000 moves. The process also included the Organizational Climate Survey, which makes it easier to analyze the internal environment and to monitor employee satisfaction, enabling the identification of employees' motivation in aspects such as leadership, relationship, pride, and appreciation among others.

In 2017 the survey was applied throughout the entire organization, with a response rate of 79.8% of the employees, the highest participation rate in Sabesp's Organizational Climate Survey. The results obtained by means of the survey will be used to draft an improvement plan in order to mitigate the critical aspects identified by the employees.

Compensation and Benefits

In line with the Evaluation, the Job Position and Salary Plan is regarded as a key part of the people management, as it ensures flexibility, attractiveness and the retention of talent.

Sabesp adopts a single Salary Policy for the entire State of São Paulo, with the employees' compensation being made up of base salary, profit sharing, function bonus and benefits and with there being no difference for occupants of the same position and reference on the basis of gender. The ratio between the lowest salary paid in the Company and the minimum wage is 1.98. The plan is currently under review.

In addition, the Company has adopted a Profit Sharing Program, which is used on an annual basis to encourage employees' adherence to the organizational objectives. The Program follows the general guidelines set forth by Federal Law n° 10.101/2000 and by State Decree n° 59.598/2013, and is the subject of annual negotiations with the Unions.

In addition to the benefits required by law, Sabesp adopts a benefits policy that aims to meet the employees' demands, and which includes: meal tickets and food vouchers, snacks during overtime work, Christmas baskets, employment guarantees, Child Care Center, child care assistance, supplementary sickness benefit, holiday bonus, medical care and private pension. With regard to the medical care, in 2017, Sabesp contracted the Economic Research Institute Foundation (FIPE) to remodel Sabesprev's medical services, resulting in a proposal being submitted and discussed in different forums, consisting of interested stakeholders, including the health plan regulatory agency. This proposal should ensure the maintenance and sustainability of the health plans over the coming years.

Sabesp's Corporate University

In line with its strategic guidelines, Sabesp has continuously encouraged the training of its human capital in order to increase employees' effectiveness and productivity, so as to have an ever-more competitive team.

To meet the need to take knowledge to all of Sabesp's units, spread throughout the State of São Paulo, Sabesp's Corporate University (UES) has an online platform with courses in a number of different areas of knowledge, audiovisual tools such as whiteboard animation and gamification, case studies, films and exercises.

In addition to the direct benefits, by means of Sabesp's Corporate University, the Company offers educational subsidies and arrangements for courses at various levels of training and formal education in undergraduate degree programs, postgraduate degree programs, secondary technical education course, language courses, professional development and distance learning. Subsidies are offered exclusively to employees while the educational arrangements are extended to family members of all ages.

With the purpose of boosting employees' professional and personal development, in 2017 Sabesp launched the Mais Conhecimento (More Knowledge) Program, which increased the opportunities for granting educational subsidies, with a view to raising the employees' educational level, as well as promoting technical training and professional recognition.

The technical-vocational courses were extended to the employees in the operational category, the postgraduate courses to the employees in the technical/administrative category and undergraduate courses to those in all job categories, including those employees who have already got a degree, enabling them to expand their knowledge, provided that it is in alignment with the Company's objectives. The program also aims to encourage employees to take master's degree and PhD courses (stricto sensu graduate degree programs).

In 2017, the subsidy percentage was also increased to 80% and approximately R$ 600 thousand was invested in 267 subsidies.

Continually seeking to incorporate into its business, cutting-edge practices and technologies that can be found on the global scenario, Sabesp developed the International Training Program in partnership with the National Industrial Learning Service (SENAI). The objective is to increase employees' knowledge, identify opportunities in terms of project and innovations, by means of participation in congresses, conferences, forums, seminars, overseas trade fairs and technical visits, both in connection with essential business activities, as well as those related to activities such as support, leadership and business management.

In 2017, development opportunities were offered in the United States, Germany, the Netherlands and France, with 23 employees participating.

Leadership Development

In December/17 Sabesp Corporate University concluded the third Business Management MBA group with the participation of 40 employees, 14 being managers and 26 being potential successors. The course is an integral part of Sabesp's Management Excellence and Management Succession programs, which has already enabled the development of roughly 570 professionals.

The MBA course was conducted in partnership with the Foundation Institute of Administration - FIA to meet the executives' need to develop a strategic vision in the face of adverse situations using modern methods and tools for decision making.

The Management Succession Program, which was created in 2010, is based on a model of assessment and training of potential successors, in a cycle of diversified and integrated activities. In 2017, a subsidy was offered for language courses, thus increasing the curriculum in English and Spanish.

At present, 157 professionals from the university category, with different backgrounds and professional experience, are enrolled in the program. Out of these, 51 were selected to assume managerial positions, representing 32% of the program's total professionals.

Occupational Health and Safety

The Health and Safety actions are designed to promote the development of the culture of prevention with employees and service providers, in order to ensure improved working conditions and quality of life.

To this end, Sabesp has specific policies, guidelines and rules for risk activities, both of the Company itself and of the service providers, 142 Internal Accident Prevention Committees (CIPAs) and 290 emergency brigades.

In addition, the Company maintains Environmental Risk Prevention Programs for each of the Company's more than 500 establishments and a Medical Control Program for Occupational Health for all employees, apprentices and trainees, making it possible to outline the health profile of the employees who subsidize health and quality of life programs, as well as complying with the legal aspects.

For the effective prevention of infectious diseases, in 2017, Sabesp applied more than 11,000 doses of flu vaccine for employees, apprentices and trainees (75% of the employee headcount) and about 1,500 doses of typhoid fever vaccine for all employees with potential exposure to sewage. With the resurgence of wild-type yellow fever in the state of São Paulo, Sabesp has also carried out a campaign to encourage vaccination, and ensured the immunization of employees working in the risk regions.

Health and Safety Campaigns also occur by means of newsletters, lectures and preventive actions, and Sabesp's Corporate University is continuously organizing face-to-face and virtual training courses in occupational health and safety, contributing to improving the employees' professional training. In 2017, the distance learning courses were stepped up, and SIPAT Interativa counted almost 27 thousand participations at the virtual and face-to-face events.

Encouraging dissemination of a culture of and commitment to quality of life throughout the entire organization is a challenge for Sabesp. To this end, a number of actions are carried out with the aim of promoting changes in behavior, lifestyle and arousing concern in relation to health, such as the Blood Donation Campaign, October Pink and Blue November, for breast cancer and prostate cancer awareness and prevention.

The Quality of Life Program is being restructured in order to promote the adoption of a healthier lifestyle among the employees, by means of actions that seek quality of life, providing well-being and personal satisfaction.

2017 AWARDS

•

Anefac Transparency Trophy 2017 - Category of Publicly-Held Companies with Net Revenue in excess of R$ 5 billion, granted by the National Association of Finance Executives (Anefac). In addition to being among the top ten companies regarding accounting transparency, Sabesp was also chosen as the most transparent company in the country in terms of financial information.

•	"Melhores & Maiores" Award, Infrastructure category, awarded by Exame magazine, which places the company as the leading company in the sector and on the list of the country's main companies.
•	"The 100 Most Innovative Companies in the use of IT" award, winner in the 'utilities' category and in sixth place among the top 100 in this award granted by IT Mídia and PricewaterhouseCoopers (PwC).
•

Estadão Empresas Mais 2017 Award, Silver Trophy, second place in the "Public Services Utilities" category, an event held bythe Estadão Group. Sabesp (the first sanitation company to be recognized in the category) occupies 46th position in the overall ranking from among the 1,500 companies with the best financial performance.

•	National Quality Award for Sanitation (PNQS) 2017, granted by the Brazilian Sanitary and Environmental Engineering Association (Abes):
o Level II - Gold Trophy: Billings Regional Management Unit
o Level III - Platinum Trophy: Interlagos Regional Management Unit
o Level IV - Diamond Trophy: Metropolitan Department
o Level IV Plus - Ruby Trophy: East Business Unit and West Business Unit
•	Innovation in Sanitation Management (IGS) - Medal: North Business Units and West Superintendency of Regulatory Affairs.
•

Modern Consumer Award for Excellence in Customer Services, 'public services' category, awarded by Consumidor Modernomagazine to the Regional Systems Department's Call Center, six-times winner of the award (2011, 2012, 2014, 2015, 2016 and 2017).

2017 Management Report

ANNUAL SOCIAL BALANCE 2017

1 - Tax Basis	Amount in 2017 (in thousands of Reais)			Amount in 2016 (in thousands of Reais)
Net revenues (RL)	14,608,192			14,098,207
Operating income (RO)	3,961,668			3,429,607
Gross payroll (FPB)	2,773,327			2,199,352
2 - Internal Social Indicators	Amount (in thousands)	% on FPB	% on RL	Amount (in thousands)	% on FPB	% on RL
Food	186,177	6.71%	1.27%	167,698	7.62%	1.19%
Mandatory social charges	232,307	8.38%	1.59%	192,713	8.76%	1.37%
Private pension plan	68,083	2.45%	0.47%	-198,873	-9.04%	-1.41%
Healthcare	181,645	6.55%	1.24%	155,689	7.08%	1.10%
Occupational security and health	9,154	0.33%	0.06%	11,133	0.51%	0.08%
Education	1,684	0.06%	0.01%	2,445	0.11%	0.02%
Culture	396	0.01%	0.00%	476	0.02%	0.00%
Professional training and development	8,687	0.31%	0.06%	4,661	0.21%	0.03%
Nursery or nursery allowance	2,263	0.08%	0.02%	2,284	0.10%	0.02%
Profit sharing	85,923	3.10%	0.59%	68,379	3.11%	0.49%
Other	1,731	0.06%	0.01%	4,799	0.22%	0.03%
Total - Internal social indicators	778,050	28.05%	5.33%	411,404	18.71%	2.92%
3 - External Social Indicators	Amount (in thousands)	% on RO	% on RL	Amount (in thousands)	% on RO	% on RL
Education	298	0.01%	0.00%	61	0.00%	0.00%
Culture	31,208	0.79%	0.21%	16,186	0.47%	0.11%
Health and sanitation	7,502	0.19%	0.05%	1,191	0.03%	0.01%
Sports	7,578	0.19%	0.05%	3,764	0.11%	0.03%
Fight against famine and food security	0	0.00%	0.00%	0	0.00%	0.00%
Other	13,756	0.35%	0.09%	14,762	0.43%	0.10%
Total contribution to the society	60,342	1.52%	0.41%	35,964	1.05%	0.26%
Taxes (excluding social charges)	2,328,625	58.78%	15.94%	2,569,052	74.91%	18.22%
Total - External social indicators	2,388,967	60.30%	16.35%	2,605,016	75.96%	18.48%
4 - Environmental indicators	Amount (in thousands)	% on RO	% on RL	Amount (in thousands)	% on RO	% on RL
Investments related production/operation of the company	7,348	0.19%	0.05%	17,470	0.51%	0.12%
Investments in external programs and/or projects	12,531	0.32%	0.09%	3,704	0.11%	0.03%
Total investments in the environment	19,879	0.50%	0.14%	21,174	0.62%	0.15%
With regard to the establishment of "annual targets" for waste reduction, consumption in general in production/operation, and increased efficiency in the use of natural resources, the company (sic)	( X ) no targets established ( ) 51 to 75% are met ( ) 0 to 50% are met ( ) 76 to 100% are met			( X ) no targets established ( ) 51 to 75% are met ( ) 0 to 50% are met ( ) 76 to 100% are met
5 - Staff Indicators		2017			2016
No. of employees at the end of the period	13,672			14,137
No. of employees hired during the period	18			605
No. of outsourced employees	nd			6,418
No. of interns	910			690
No. of employees over 45 years old	8,839			8,710
No. of women working at the company	2,752			2,876
% of women in leadership positions	20.97%			20.07%
No. of African decedents working in the Company	2,304			2,330
% of African decedents in leadership positions	4.83%			4.81%
No. of disabled persons or persons with special needs (includes employees and partnership with AME)	192			194
6 - Relevant information on the exercise of corporate citizenship	2017			2018
Ratio of the highest to the lowest compensation in the company	16.8			nd
Total number of occupational accidents	180			120
Social and environmental projects developed by the company were defined by:	( ) officers	( X ) officers and managers	( ) all employees	( ) officers	( X ) officers and managers	( ) all employees
The occupational security and health standards were defined by:	( X ) officers and managers	( ) all employees	( ) all + Cipa	( X ) officers and managers	( ) all employees	( ) all + Cipa
In relation to freedom of association, right to collective agreement and internal representation of (sic)	( ) does not get involved	( ) segue as normas da OIT	( X ) encourages and follows ILO rules	( ) does not get involvedrá	( ) follows ILO rules	(X ) will encourage and follow ILO rules
The private pension plan includes:	( ) officers	( ) officers and managers	( X ) all employees	( ) officers	( ) officers and managers	(X ) all employees
Profit sharing includes:	( ) officers	( ) officers and managers	( X ) all employees	( ) officers	( ) officers and managers	( X) all employees
Upon selecting suppliers, the same ethical and social environmental responsibilities standards adopted by (sic)	( ) are not considered	( ) are suggested	( X ) are required	( ) will not be considered	( ) will be suggested	( X ) will be required
With regard to employees' participation in volunteer programs, the company:	( ) does not get involved	( ) apóia	( X ) organiza e incentiva	( ) does not get involvedrá	( ) will support	(X ) organizará e incentivará
Total number of complaints and criticisms received from customers	at the company 42.131	at Procon 1.628	at the Court JEC/Conc 480	at the company ND	at Procon ND	at the Court ND
% of complaints and criticisms solved or fulfilled	at the company 98,54%	at Procon 89,13%	at the Court 76,46%	at the company ND	at Procon ND	at the Court ND
Total value added to be distributed (in thousands of R$)	2017: 8,757,598			2016: 7,984,170
Value Added Distribution (DVA):	26.6% government 27.4% employees 6.8% shareholders 17.3% third parties 21.9 % retained			31.5% government 24.8% employees 8.8% shareholders 6.7 % third parties 28.1% retained
7 - Other Information

* Sabesp does not contract outsourced labor. It only has service provision agreements according to business needs. No data on outsourced services were presented, since the SAP system is still in the implementation phase and it is not possible to obtain this information.
"Investment and expenditures with environmental protection directly associated with development and implementation of major corporate environmental management programs, as well as with the Programa de Uso Racional da Água - PURA, among other local environmental initiatives taken by the Company's Business Units were taken into account. Other investments and expenditures associated with environmental protection are included in total operating expenses and investments reported herein, given the direct relationship between environmental activities and the Company's core business"
"This company does not use child or slave labor, does not engage in prostitution or sexual exploitation of children or adolescents, and is not involved in corruption”.
“Our company values and respects diversity internally and externally."

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as at December 31, 2017 and 2016

Amounts in thousands of reais

Assets	Note	December 31, 2017	December 31, 2016
Current assets
Cash and cash equivalents	7	2,283,047	1,886,221
Trade receivables	9 (a)	1,672,595	1,557,472
Accounts receivable from related parties	10 (a)	180,773	202,553
Inventories		85,671	58,002
Restricted cash	8	18,822	24,078
Recoverable taxes	17 (a)	276,585	42,633
Other receivables		56,592	52,676
Total current assets		4,574,085	3,823,635

Noncurrent assets
Trade receivables	9 (a)	215,910	153,834
Accounts receivable from related parties	10 (a)	634,387	669,156
Escrow deposits		122,686	77,915
Deferred income tax and social contribution	18	-	186,345
Water National Agency – ANA	11	70,487	81,221
Other receivables		113,123	114,693

Investments	12	36,932	31,096
Investment properties	13	57,652	57,968
Intangible assets	14	33,466,132	31,246,788
Property, plant and equipment	15	255,050	302,383

Total noncurrent assets		34,972,359	32,921,399
Total assets		39,546,444	36,745,034

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as at December 31, 2017 and 2016

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2017	December 31, 2016
Current liabilities
Trade payables and contractors		344,947	311,960
Current portion of long-term borrowings and financing	16	1,746,755	1,246,567
Accrued payroll and related taxes		588,073	458,299
Taxes and contributions	17 (b)	183,965	168,757
Interest on capital	22 (c)	598,612	700,034
Provisions	19 (a)	607,959	730,334
Services payable	21	408,275	460,054
Public-Private Partnership - PPP	14 (g)	60,007	31,898
Program Contract Commitments	14 (c) (iv)	128,802	109,042
Other liabilities		104,485	85,563
Total current liabilities		4,771,880	4,302,508

Noncurrent liabilities
Borrowings and financing	16	10,354,211	10,717,576
Deferred income tax and social contribution	18	36,754	-
Deferred Cofins and PASEP		130,182	138,071
Provisions	19 (a)	470,245	442,741
Pension obligations	20 (b)	2,932,338	3,265,250
Public-Private Partnership - PPP	14 (g)	3,011,409	2,217,520
Program Contract Commitments	14 (c) (iv)	110,698	69,051
Other liabilities		215,718	173,106
Total noncurrent liabilities		17,261,555	17,023,315

Total liabilities		22,033,435	21,325,823

Equity
Capital stock		10,000,000	10,000,000
Earnings reserves		8,051,110	6,244,859
Other comprehensive loss		(538,101)	(825,648)
Total equity	22	17,513,009	15,419,211
Total equity and liabilities		39,546,444	36,745,034

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statement for the

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	Note	2017	2016

Net operating income	26 (b)	14,608,233	14,098,208
Operating cost	27	(8,778,963)	(9,013,120)

Gross profit		5,829,270	5,085,088

Selling expenses	27	(768,693)	(730,047)
Administrative income (expenses)	27	(1,098,990)	(934,896)
Other operating income (expenses), net	29	(5,679)	4,722
Equity in results of investments in affiliaties	12	5,760	4,740

Profit from operations before finance income (expenses)		3,961,668	3,429,607

Financial expenses	28	(688,280)	(839,891)
Financial revenues	28	326,244	448,710
Exchange result, net	28	(96,018)	1,090,628

Financial result, net		(458,054)	699,447

Profit before income tax and social contribution		3,503,614	4,129,054

Income tax and social contribution
Current	18 (d)	(882,787)	(1,121,289)
Deferred	18 (d)	(101,517)	(60,667)
		(984,304)	(1,181,956)
Profit for the year		2,519,310	2,947,098
Earnings per share – basic and diluted (in reais)	23	3.69	4.31

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2017 and 2016

Amounts in thousands of reais

	Note	2017	2016
Profit for the year		2,519,310	2,947,098
Other comprehensive income		287,547	(472,266)
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans	20 (b)	287,547	(472,266)
Total comprehensive income for the year		2,806,857	2,474,832

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Note	Capital stock	Legal reserve	Investment reserve	Additional dividend proposed	Retained earnings	Other comprehensive income	Total
Balances as of December 31, 2015		10,000,000	784,955	3,273,580	11,453	-	(353,382)	13,716,606
Net income for the year		-	-	-	-	2,947,098	-	2,947,098
Actuarial gains (losses)	20 (b)	-	-	-	-	-	(472,266)	(472,266)
Total comprehensive income for the year		-	-	-	-	2,947,098	(472,266)	2,474,832
Legal Reserve	22 (d)	-	147,355	-	-	(147,355)	-	-
Interest on capital (R$ 1.0240 per share)	22 (c)	-	-	-	-	(699,936)	-	(699,936)
2015 additional proposed dividends, approved (R$ 0.0330 per share)		-	-	-	(11,453)	-	-	(11,453)
Additional proposed dividends	22 (c)	-	-	-	123,557	(123,557)	-	-
Withholding income tax on interest on shareholders’ equity attributed as minimum mandatory dividends		-	-	-	(60,838)	-	-	(60,838)
Transfer to investments reserve		-	-	1,976,250	-	(1,976,250)	-	-
Balances as of December 31, 2016		10,000,000	932,310	5,249,830	62,719	-	(825,648)	15,419,211

Net income for the year		-	-	-	-	2,519,310	-	2,519,310
Actuarial gains (losses)	20 (b)	-	-	-	-	-	287,547	287,547
Total comprehensive income for the year		-	-	-	-	2,519,310	287,547	2,806,857
Legal Reserve	22 (d)	-	125,965	-	-	(125,965)	-	-
Interest on capital (R$ 0.87539 per share)	22 (c)	-	-	-	-	(598,336)	-	(598,336)
2016 additional proposed dividends, approved (R$ 0.09176 per share)		-	-	-	(62,719)	-	-	(62,719)
Additional proposed dividends	22 (c)	-	-	-	105,543	(105,543)	-	-
Withholding income tax on interest on shareholders’ equity attributed as minimum mandatory dividends		-	-	-	(52,004)	-	-	(52,004)
Transfer to investments reserve	22 (f)	-	-	1,689,466	-	(1,689,466)	-	-
Balances as of December 31, 2017		10,000,000	1,058,275	6,939,296	53,539	-	(538,101)	17,513,009

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2017 and 2016

Amounts in thousands of reais

	December 31, 2017	December 31, 2016
Cash flow from operating activities
Profit before income tax and social contribution	3,503,614	4,129,054
Adjustments for:
Depreciation and amortization	1,301,897	1,146,626
Residual value of property, plant and equipment, intangible assets and investment properties written-off	24,935	15,168
Bad debt expense	82,681	90,488
Provisions and inflation adjustment	185,080	276,654
Pension plan liabilities – early reduction (curtailment)	-	(334,152)
Interest calculated on borrowings and financing payable	426,781	449,470
Inflation adjustment and exchange gains (losses) on borrowings and financing	159,087	(969,430)
Interest and inflation adjustment on liabilities	25,751	24,297
Interest and inflation adjustment on assets	(31,619)	(80,675)
Finance charges from customers	(193,683)	(207,789)
Construction margin on intangible assets arising from concession	(70,335)	(81,513)
Provision for Consent Decree (TAC)	72,933	89,083
Share of profit of investees	(5,760)	(4,740)
Provision for pension plan - Sabesprev Mais	-	235
Pension obligations	304,500	377,886
Other adjustments	92,461	24,412
	5,878,323	4,945,074
Changes in assets
Trade receivables	(42,194)	(34,665)
Accounts receivable from related parties	51,594	(3,163)
Inventories	(27,633)	7,156
Recoverable taxes	(233,952)	35,195
Escrow deposits	(32,200)	33,232
Other receivables	8,312	144,920
Changes in liabilities
Trade payables and contractors	(180,353)	6,371
Services payable	(51,779)	72,775
Accrued payroll and related taxes	56,841	21,240
Taxes and contributions payable	15,983	(90,325)
Deferred Cofins/PASEP	(7,889)	5,150
Provisions	(279,951)	(185,793)
Pension obligations	(228,282)	(201,736)
Other liabilities	(16,741)	17,842
Cash generated from operations	4,910,079	4,773,273

Interest paid	(676,087)	(739,944)
Income tax and social contribution paid	(932,110)	(1,029,737)
Net cash generated from operating activities	3,301,882	3,003,592
Cash flows from investing activities
Acquisition of intangible	(1,957,780)	(2,108,167)
Restricted cash	5,256	5,078
Purchase of property, plant and equipment	(18,920)	(27,631)
Net cash used in investing activities	(1,971,444)	(2,130,720)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2017 and 2016

Amounts in thousands of reais                                                                                                                                                                                                                                            (continued)

	December 31, 2017	December 31, 2016

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	1,007,572	1,250,524
Payment of loans	(1,098,558)	(1,535,312)
Payment of interest on capital	(765,933)	(139,399)
Public-Private Partnership - PPP	(31,758)	(30,498)
Program Contract Commitments	(44,935)	(171,180)
Net cash generated by (used in) financing activities	(933,612)	(625,865)

Increase/(decrease) in cash and cash equivalents	396,826	247,007

Represented by :
Cash and cash equivalents at the beginning of the year	1,886,221	1,639,214
Cash and cash equivalents at the end of the year	2,283,047	1,886,221
Increase/(decrease) in cash and cash equivalents	396,826	247,007

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Value Added for the

Years ended December 31, 2017 and 2016

Amounts in thousands of reais

	Note	2017	2016
Revenue
Operating income	26 (a)	12,223,746	11,122,232
Other income		91,848	76,396
Construction of assets		3,150,877	3,732,877
Allowance for doubtful accounts	9 (c)	(82,681)	(90,488)
		15,383,790	14,841,017
Inputs purchased from third parties
Operating and construction costs		(4,614,842)	(5,175,741)
Materials, electricity, outsourced services and other		(977,070)	(953,988)
Other operating expenses	29	(81,089)	(57,848)
		(5,673,001)	(6,187,577)
Gross value added		9,710,789	8,653,440
Retentions
Depreciation and amortization	27	(1,301,897)	(1,146,626)
Wealth created by the Company		8,408,892	7,506,814

Wealth received in transfer
Share of profit of investees	12	5,760	4,740
Financial income		342,946	472,616
		348,706	477,356
Total value added to distribute		8,757,598	7,984,170

Value added distribution
Personnel
Salaries and wages		1,562,673	1,453,491
Benefits		616,570	351,464
Severance Indemnity Fund for Employees (FGTS)		220,591	178,915
		2,399,834	1,983,870
Taxes, fees and contributions
Federal		2,187,016	2,393,168
State		98,951	82,216
Municipal		42,716	39,473
		2,328,683	2,514,857
Lenders and lessors
Interest, exchange and inflation adjustments		1,433,688	450,377
Rentals		76,083	87,968
		1,509,771	538,345
Shareholders
Interest on capital	22 (c)	598,336	699,936
Retained earnings		1,920,974	2,247,162
		2,519,310	2,947,098
Value added distributed		8,757,598	7,984,170

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

1              Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may performs these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of December 31, 2017, the Company operated water and sewage services in 368 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 368 municipalities. As of December 31, 2017, the Company had 370 contracts.

SABESP is not temporarily operating in the municipalities of Macatuba and Cajobi due to judicial orders. The lawsuits are in progress and the carrying amount of these municipalities’ intangible assets was R$ 4,345 as of December 31, 2017 (R$ 4,345 as of December 31, 2016).

As of December 31, 2017, 51 concession agreements (54 as of December 31, 2016) had expired and are being negotiated. From 2018 to 2030, 32 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2017, 287 program and services contracts were signed (281 contracts as of December 31, 2016).

As of December 31, 2017, the carrying amount of the underlying assets used in the 51 municipalities under negotiation totaled R$ 6,205,337, accounting for 18.54% of the total, and the related gross revenue for the year ended December 31, 2017 totaled R$ 1,577,787, accounting for 10.26% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 55.38% of the gross revenues on December 31, 2017 (55.46% as of December 31, 2016) and 46.92% of intangible assets (46.57% as of December 31, 2016).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos; the gross revenue calculated in the year ended December 31, 2017 totaled R$ 294,658
(R$ 280,689 in the year ended December 31, 2016) and the intangible asset was R$ 310,577 on December 31, 2017 (R$ 303,540 as of December 31, 2016).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7-A of Law 11,578, of November 26, 2007, allowed the provision of public basic sanitation services to be executed until December 31, 2016. The Company’s Management understands that in the municipalities where the concession agreements were not yet renewed, the operation is governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The Company's shares have been listed in the Novo Mercado segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

As of March 3, 2018, the Jaguari-Atibainha interconnection was inaugurated; this interconnection will allow the transfer of an average annual outflow of 5.13 cubic meters per second (m³/s) and a maximum outflow of 8.5 m³/s from the Paraíba do Sul Basin to the Cantareira System. Expected to be inaugurated in April 2018, the São Lourenço Production System will expand water production and capacity by 6.4 m³/s. After construction is completed, the Company will have nine large production systems available to supply the São Paulo Metropolitan Region. These two important works aim at expand water security in the São Paulo Metropolitan Region.

Management expects that with the normalization of rainfall, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

Corporate reorganization

As of May 12, 2017, the Board of the State Privatization Program approved:

(i) the conducting of studies for SABESP’s Capitalization (as defined below);

(ii) the hiring, by SABESP, of the International Finance Corporation, which is associated with the World Bank;

(iii) the execution of an agreement between SABESP and the State Government through the Water Resources and Sanitation Department and the Treasury Department, in order to define the scope of the contract and control the relationship between the parties, including a proportional expense reimbursement.

The proposed Capitalization provides for the creation of a corporation to directly control SABESP through the transfer of the shares held by the State of São Paulo to the capital stock of the new corporation. The State of São Paulo will continue holding a sufficient number of shares to ensure SABESP’s control, as provided for in law. The objective of the Capitalization is to overcome a situation that restricts investments designed to preserve the expansion of activities to ensure the universalization of basic sanitation services offered by the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The Capitalization may provide for the admission of institutional investors to contribute financial resources to the capital stock of the new company, strengthening SABESP’s corporate governance and business efficiency in order to promote and accelerate the universalization of sanitation services in the State of São Paulo.

As of September 15, 2017, Law 16,525 was sanctioned, enacted and published; it provides for the corporate reorganization of Companhia de Saneamento Básico de São Paulo - SABESP and sets forth other provisions.

The main provisions of the Law are:

•

The Executive branch is authorized to establish a corporation, governed by Federal Law 6,404/76, to hold basic sanitation and other assets, whose exploration relates to its main purpose ("Parent Company");

•	The objective of the Parent Company is, among others:
(i) Control SABESP;
(ii) Hold the ownership, manage and explore assets of any nature, aiming the universalization and efficiency of basic sanitation services in the State of São Paulo;
(iii) Structure and implement funding operations to strengthen its ability to execute strategies and initiatives in the basic sanitation sector;
(iv) Assist the State of São Paulo and other federal entities in the implementation of public policies in the basic sanitation sector;
(v) Explore other business opportunities related to the basic sanitation sector inside and outside the State of São Paulo, supported by SABESP;

(vi)   Use legally appropriate contractual and corporate arrangements to fulfill its corporate purpose, including the creation of wholly-owned subsidiaries, formation of consortia and holding interests in other public or private companies, provided that approved by the Board of Directors.

•	The Government will hold ownership of most of the common shares of the Parent Company; other shareholders may also hold minority interests in the Parent Company;
•

Private shareholders will be allowed in the Parent Company in order to contribute capital, add value to the business and strengthen the Company’s and the Parent Company’s corporate governance, provided that they do not restrict the capacity of the São Paulo State Government to guide them in the attainment of the public interest that justified their creation;

•	The São Paulo State Government is authorized to pay-in its interest in the Parent Company’s capital through the transfer of the shares it holds in SABESP;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

•	The Parent Company and SABESP may acquire shares from other state-owned or private companies that have potential synergy with SABESP’s activities;
•	The Parent Company may increase SABESP’s capital to pay-in in cash or with assets, inclusive by holding a tender offer in the capital market;
•

The São Paulo State Government is authorized to sell or encumber the Parent Company’s shares or its respective subscription rights, provided that the ownership of most of the common shares is maintained;

•

The State Government may waive its preemptive right to subscribe to shares in future capital increases of the Parent Company, in order to enable contributions from new shareholders without losing its the control;

•	The São Paulo State Government will mandatorily allocate at least 30% of the proceeds from the sale of the Parent Company’s shares to investments in basic sanitation projects;
•	A management agreement will be entered into by the São Paulo State Government, the Parent Company and SABESP to strengthen the companies’ administrative and financial efficiency;

(i)   The execution of the management agreement will be preceded by the assumption of SABESP’s control by the Parent Company and will establish performance targets related to the reduction of water losses and the universalization of basic sanitation services provided by SABESP;

(ii) The management agreement will also provide for the increase in the companies’ managerial autonomy regarding:
- the definition of a personnel policy;
- procedures for bids and the contracting of suppliers and service providers;
- cash management, treasury operations, bank payments of salaries and suppliers; and

- autonomy for the general shareholders’ meeting to establish the salaries and other types of compensation to members of management, based on the limits and parameters established in the management agreement;

(iii) The agreement will be valid for five years, but may be renegotiated and successively renewed.

The financial statements were approved by the Board of Directors on March 27, 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

2             Basis of preparation and presentation of the financial statements

The financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee – CPC.  All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

The preparation of financial statements in conformity with IFRS and CPC’s requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgment in the process of applying the Company's accounting policies.  The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

3             Summary of Significant Accounting Policies

The main accounting policies applied in the preparation of these financial statements are defined below.  These policies have been applied consistently in all years presented.

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with original maturities less than three months as of the investment date, with an insignificant risk of changing value.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.2  Financial assets and liabilities

Financial Asset - Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, borrowings and receivables, held-to-maturity and available for sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of the financial assets at inception. As of December 31, 2017, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available-for-sale financial instruments.

•         Borrowings and receivables

These comprise receivables, which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market.  Borrowings and receivables are presented in current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets).  The Company's borrowings and receivables include cash and cash equivalents, restrict cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency – ANA.  Borrowings and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

The Company classifies its financial liabilities into the following categories: measured at fair value through profit or loss and other liabilities.  Classification depends on the purpose to which the financial liabilities were assumed.  As of December 31, 2017 and 2016, the Company did not have liabilities classified into the “fair value through profit or loss” category.

•         Other liabilities

This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period.  The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) throughout the financial liability’s estimated life or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.3  Operating income

(a)         Revenue from sanitation services

Revenue from sanitation services are recognized as the water is consumed and services are provided.  Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax and fees, rebates and discounts.  Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of the each period and are recorded as trade receivables based on monthly estimates of the completed services.  Concerning revenues of wholesale municipal governments, which do not pay the full invoice, the Company establishes an allowance for doubtful accounts upon invoicing in revenue reduction account.

The Company recognizes revenue when: i) products are delivered or services are rendered; ii) the amount of revenue can be reliably measured, iii) it is probable that future economic benefits will flow to the Company and iv) it is probable that the amounts will be collected.  The amount of revenue is not considered to be reliably measurable until all conditions relating to the sale have been satisfied.  Amounts in dispute are recognized as revenue when collected.

(b)         Construction revenue

Revenue from concession construction contracts is recognized in accordance with ICPC 01 (R1)/IFRIC 12 (Concession Arrangements) and CPC 17 (R1) and IAS 11 (Construction Contracts), using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled.  The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method).  Revenue from cost plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned.  The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added construction costs, resulting in the construction revenue.

3.4  Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business.  These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period.  In these cases, they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses. The analysis is carried out based on objective accounts receivable data, past receipts and existing guarantees and it does not expect to incur additional significant losses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.5  Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

3.6  Investment properties

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of assets.  Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use these assets in the operation or sell them in the short term during the ordinary course of business.

3.7  Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements.  Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary.  Interest, other finance charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment for the qualifying assets, as applicable. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

Subsequent costs included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably.  Repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 15(c).  Lands are not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.8  Intangible assets

Intangibles are stated at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other finance charges capitalized during the construction period, in this case, for the qualifying assets.  Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale.  The Company considers that substantial period means a period greater than 12 months.  This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

The intangible has its amortization initiated when the intangible assets are available for use in location and the necessary condition when this asset becomes operational.

 The amortization of intangible assets reflects the period over the expected future economic benefits generated by the intangible asset are consumed by the Company and can be the period of the contract or the useful life of the asset.

The amortization of the intangible assets is discontinued when the asset is totally consumed or it is disposed of, whatever occurs first.

Donations in assets received from third parties and governmental entities to allow the Company to render water supply and sewage services are not recorded in the Company’s financial statements, since these assets are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

(a)         Concession arrangements/program

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage services signed with the concession grantor.  The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)        The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price;  and

(ii)       The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy to recognize construction revenue is described in Note 3.3 (b).

Intangible assets related to Concession agreements and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through rendering of services, in cases where there is the right to receive the asset’s residual value at the end of the agreement term, must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension.  These investments are amortized by the useful life of asset.

Details referring to amortization of intangible assets arising from concession arrangements/program are described in Note 14 (c).

Law 11,445/07 indicates, whenever possible, that basic sanitation public utilities will have the economic and financial sustainability ensured through the remuneration due to service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly.  Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

(b)          Software licenses

Software licensing is capitalized based on the acquisition costs and other implementation costs.  Amortizations are recorded according to the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

3.9  Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The Company does not record assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 11,445/07, which ensures that basic sanitation public utilities will have assured its economic and financial sustainability through tariffs or via indemnity.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.10  Trade accounts payable and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as noncurrent liabilities and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost.

3.11  Borrowings and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs.  Subsequently, borrowings are stated at amortized cost, as presented in Note 16.  Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Nonconvertible bonds issued by the Company are recognized in a similar manner to borrowings.

3.12  Borrowing costs

Borrowing costs attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets.  Other borrowing costs are recognized as expenses in the period they are incurred.  Borrowing costs are interest rates and other charges incurred by the Company related to loans, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of loans effective on the capitalization date.

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market in similar lines of credit and loans.

3.13  Payroll, related charges and contributions

Salaries, vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on the accrual basis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.14  Profit sharing

The profit sharing plan for its employees is based on operational and financial targets of the Company as a whole.  The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation.  The accrual for profit sharing is recorded on the accrual basis period as operating cost, selling and administrative expenses.

3.15  Provisions, legal liabilities, escrow deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present (legal or constructive) obligation as a result of past event; ii) it is probable that an outflow of resources that comprise economic benefits will be required to settle the obligation; and iii) the amount can be reliably estimated.  Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The increase in the provision due to passage of time is recognized as interest expense.

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset.  The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 19.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are restated for inflation.

The Company does not recognize contingent liabilities in the financial statements since either it does not expect outflows to be required or the amount of the obligation cannot be reliably measured.

Contingent assets are not recognized in the statements of financial position.

3.16  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.17  Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contributions.

Current tax

The provision for income tax and social contribution is based on the taxable income for the year.  The income tax was accrued at rate 15%, plus 10% surtax on taxable income exceeding R$ 240.  The social contribution was accrued at rate 9% over adjusted net income. Taxable income differs from net income (profit presented in the income statement), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements, according to CPC 32 and IAS 12. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations.  Deferred income tax is determined using tax rates (and laws) effective at the end of the reporting period and expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be utilized and tax losses can be carryforward.

Deferred taxes assets and liabilities are offset when there is a legally enforceable right of offsetting current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

3.18  Taxes on revenues

Revenues from water and sewage services are recognized on accrual basis for PASEP and Cofins, calculated at the rates of 1.65% and 7.60%, respectively.

In addition, revenue from sanitation services is also subject to the Regulation, Control and Monitoring Fee (TRCF - Taxa de Regulação, Controle e Fiscalização), whose taxable event is the performance of regulation, control and monitoring activities by ARSESP, calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service.

Pasep and Cofins taxes levied on billed amounts to public entities are due when bills are received.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

As these taxes are calculated by the non-cumulativeness regime and presented net of tax credits, as deductions from gross revenues.  Debts measured on “other operating income” are presented as deductions from the respective operating income or expense.

3.19  Pension obligations

(a)      Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social (“Sabesprev”), a supplementary private pension closely-held entity.  The regular contributions comprise the net administrative expenses and are recognized in the income statement for the period.

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at the end of the reporting period, less the fair value of the plan’s assets.  The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method.  The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

Referring to actuarial gains and losses deriving from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

The expenses related to pension plan are recognized in profit and loss of the year as operating cost, selling expenses or administrative expenses, according to employee’s allocation.

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the past service cost and actuarial gains and losses.  The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(b)      Defined contribution

The Company makes contributions to defined contribution plans (Sabesprev Mais) on a contractual basis and sponsored thereby, managed by Sabesprev, a supplementary private pension closely-held entity that provides post-employment benefits to its employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity.  The Company has no obligation of making contributions if the fund has no sufficient funds to pay to all employees the benefits related to employee’s services in current and previous period.

3.20  Financial revenues and expenses

Financial revenue is primarily comprised of interest, inflation adjustments and exchange rate changes resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership and program contract commitments. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.21  Leases

Lease agreements are classified as finance lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred.  Other leases are classified as operational lease, recognized as expenses in the income statement on a straight-line basis during the lease term.

Finance lease agreements are measured based on the lower amount between the present value of minimum mandatory payments of the agreement or the fair value of asset on the start date the lease agreement.  The amounts payable deriving from considerations of finance lease agreements are impacted by financial expenses and amortization of finance lease payables so that to obtain a constant interest rate.  The corresponding lessor’s liability is recorded as current and noncurrent debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.22  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable.  The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and inflation adjustments.

3.23  Dividends and interest on capital

The Company uses the tax benefits of distributing dividends as interest on capital, as permitted by Brazilian Law.  This distribution of dividend is accounted for in accordance with Brazilian Law 9,249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws. Dividends and interest on capital over the minimum established in the by-laws are recognized when approved by the shareholders in the shareholders’ meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of the interest on capital is accrued in the income statement of the year, under the same recognition basis of expenses with interest on capital.

3.24  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25  Statements of value added (“DVA”)

The purpose of the statement of value added is to present the wealth generated and distributed by the Company as required by the accounting practices adopted in Brazil and reported as supplementary information to the financial statements for the purposes of IFRS.

The DVA was prepared based on information obtained in the accounting books, which is the base to prepare the financial statements. In its first part is presented the wealth generated by the Company representing revenues (operating, other revenues, construction of assets and allowance for doubtful accounts), by products acquired from third party (operating and construction costs, materials, electricity, outside services, other operating expenses and others) retentions (depreciation and amortization), and the wealth received in transfer, represented by the equity share of investment in investee, financial income and GESP reimbursement - benefits paid.  The second part of the DVA present the distribution of the wealth segregated in employees, taxes, fees and contributions, lenders and lessors and shareholders.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

3.26  Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is the Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

Consequently, the Company determined that it has one operating segment (sanitation services).

The accounting policies used to determine segment information are the same as those used to prepare the Company’s financial statements.

The measure of the segment’s profit or loss is the operating income before other operating expenses, net and equity accounting, which excludes construction revenue and costs.

The CODM analyses asset and liability information on a consolidated basis. Consequently, the Company does not disclose segment information on assets and liabilities.

Substantially all of the Company’s noncurrent assets and revenue generated from customers are located in São Paulo State. Consequently, financial information is not disclosed by geographic area.

3.27  Translation into foreign currency

(a)      Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been stated in reais and rounded to the next thousand, except where otherwise indicated.

(b)      Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates. Statement of financial position accounts are translated by the exchange rate prevailing at reporting date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.12.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

4             Changes in accounting practices and disclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2017

New standards and revisions

Standard	Description	Impact

Amendments to IAS 12 / CPC 32 – Recognition of Deferred Income Tax for Unrealized Losses	Describes about the treatment of temporary differences.	The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IAS 7 / CPC 03 (R2) – Disclosure Initiatives	Describes about disclosures that enable users to measure the changes in liabilities related to financing activities.	The application of these amendments did not impact the disclosures or amounts recognized in the annual financial statements.
Annual improvements to IFRSs: 2015-2017 cycle	Amendments to IFRS 12 – Disclosure of interests in other entities – clarification on the standard’s scope.	The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt the standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Standard	Description	Impact

IFRS 9 - Financial Instruments [1]	Changes in the classification and measurement requirements, mainly for impairment and hedge accounting.

The Company assessed the main aspect of the standard and has concluded that will not have an impact on the classification and measurement of losses on its financial assets and financial liabilities or hedge accounting, given that it does not have any operation of this nature.

IFRS 15 - Revenue from Contracts with Customers[1]

Establishes a single comprehensive framework if and when a revenue is recognized and how revenue is measured.

IFRS 15 will supersede the current revenue recognition guidance including IAS 18 / CPC 30 (R1) Revenues, IAS 11 / CPC 17 (R1) Construction Contracts and IFRIC 13 Interpretation A - Customer Loyalty Programs.

The Company assessed the impacts on its customer contracts, including those with consumers with special billing characteristics, and concluded that the adoption of this standard will not have material impacts.

IFRS 16 – Leases[2]

Establishes a single model for the accounting of leases in the balance sheet for lesses. A lessee recognizes a right of use asset that represents his right to use the leased asset and lease liability that represents his obligation to make lease payments. The lessors’ accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

IFRS 16 will supersede the current leases guidance including IAS 17 / CPC 06 (R1) Leases and IFRIC 4, SIC 15 and SIC 27 / ICPC 03 Determining Whether an Arrangement Contains a Lease.

The Company is assessing the effects of recording operating leases in its financial statements and expects impacts which are currently under evaluation.
Amendments to IFRS 2 / CPC 10 (R1) – Classification and measurement of share-based payment transactions [1]	Describe about modifications of settled options of shares.	The Company is assessing the impacts and effects of the amendments, however it does not expect material effects from adopting this standard.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

1 Effective for annual periods beginning on or after January 1, 2018.

2 Effective for annual periods beginning on or after January 1, 2019.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

5             Risk Management

5.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$ 5,702,375 as of December 31, 2017 (R$ 5,692,984 as of December 31, 2016). Below, the Company’s exposure to exchange risk:

	December 31, 2017		December 31, 2016
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,200,786	3,972,200	1,241,963	4,047,682
Borrowings and financing – Yen	57,575,271	1,692,713	57,643,930	1,609,419
Interest and charges from borrowings and financing – US$		26,628		25,114
Interest and charges from borrowings and financing – Yen		10,834		10,769
Total exposure		5,702,375		5,692,984
Borrowing cost – US$		(26,454)		(29,650)
Borrowing cost – Yen		(3,100)		(2,971)
Total foreign currency-denominated borrowings (Note 16)		5,672,821		5,660,363

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The 0.2% increase in foreign currency-denominated debt from December 31, 2016 to December 31, 2017 was mainly due to the following:

Exchange rate changes, due to:

1)         a 1.5% increase in the US dollar, from R$ 3.2591 as of December 31, 2016 to R$ 3.3080 as of December 31, 2017. The US dollar-denominated debt accounts for 70.0% of foreign currency-denominated debts; and

2)         a 5.3% increase in the Yen-denominated debt, from R$ 0.02792 as of December 31, 2016, to R$ 0.02940 as of December 31, 2017.

As of December 31, 2017, if the Brazilian real had depreciated or appreciated by 10%, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the year would have been R$ 570,238 (R$ 569,298 as of December 31, 2016), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of December 31, 2017 (Liabilities) in US$	1,200,786	1,200,786	1,200,786

US$ rate as of December 31, 2017	3.3080	3.3080	3.3080
Exchange rate estimated according to the scenario	3.3400	4.1750	5.0100
Differences between the rates	(0.0320)	(0.8670)	(1.7020)

Effect on net financial result R$ - (loss)	(38,425)	(1,041,081)	(2,043,738)

Net currency exposure as of December 31, 2017 (Liabilities) in Yen	57,575,271	57,575,271	57,575,271

Yen rate as of December 31, 2017	0.02940	0.02940	0.02940
Exchange rate estimated according to the scenario	0.03009	0.03761	0,04514
Differences between the rates	(0.00069)	(0.00821)	(0,01574)

Effect on net financial result R$ - (loss)	(39,727)	(472,693)	(906,235)

Total effect on net financial result in R$ - (loss)	(78,152)	(1,513,774)	(2,949,973)

(*) For the probable scenario in US dollar, the exchange rate estimated for December 31, 2017 was used, pursuant to the Focus Report-BACEN of December 31, 2017, while for the Yen, the average exchange rate was considered for the 12-month period after December 31, 2017, according to B3’s Reference Rates report of December 31, 2017.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2017	December 31, 2016
TR(i)	1,574,564	1,535,030
CDI(ii)	1,144,391	1,082,228
TJLP(iii)	1,354,987	1,326,631
IPCA(iv)	1,699,747	1,697,452
LIBOR(v)	2,814,399	2,906,999
Interest and charges	125,172	142,644
Total	8,713,260	8,690,984

(i) TR – Interest Benchmark Rate

(ii) CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Tariff adjustments related to services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness

As of December 31, 2017, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit for the year before taxes would have been R$ 87,133
(R$ 86,910 as of December 31, 2016) lower or higher, mainly as a result of a lower or higher interest expense on floating rate borrowings and financing.

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2017 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date.  See additional information in Notes 7, 8, 9 and 10.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the banks’ default rates.  The credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2017	December 31, 2016
Cash at bank and short-term bank deposits
AA+(bra)	2,222,001	1,850,220
AAA(bra)	43,978	35,452
Other (*)	17,068	549
	2,283,047	1,886,221

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

The available credit rating information of the banks, as at December 31, 2017, in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the year is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA+(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAA-
Brazilian Federal Savings Bank	AA+(bra)	Aa1.br	brAA-
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAA-
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAA-

(c)  Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets.  The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	2018	2019	2020	2021	2022	2023 onwards	Total
As of December 31, 2017

Liabilities
Borrowings and financing	2,221,645	2,321,046	2,648,021	1,134,162	1,077,914	5,534,627	14,937,415
Accounts payables to suppliers and contractors	344,947	-	-	-	-	-	344,947
Services payable	408,275	-	-	-	-	-	408,275
Public-Private Partnership – PPP (*)	185,816	368,156	368,156	368,156	368,156	5,148,952	6,807,392
Program contract commitments	128,820	92,505	15,639	15,779	1,029	15,981	269,753

(*)The Company also considered future commitments (construction not yet performed) still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d)      Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2017, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the  amounts  can be different from those presented, due to the estimates used in the measurement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

December 31, 2017
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	2,111,096	6.7500%(*)	5.0625%	3.3750%
Financial income		142,499	106,874	71,249

Liabilities
CDI	(1,144,391)	6.7500%(*)	5.0625%	3.3750%
Interest to be incurred		(77,246)	(57,935)	(38,623)

CDI net exposure	966,705	65,253	48,939	32,626

Liabilities
TR	(1,574,564)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(1,699,747)	3.9600%(*)	4.9500%	5.9400%
Expenses to be incurred		(67,310)	(84,137)	(100,965)

TJLP	(1,354,987)	7.0000%(*)	8.7500%	10.5000%
Interest to be incurred		(94,849)	(118,561)	(142,274)

LIBOR	(2,814,399)	1.8864%(**)	2.3580%	2.8296%
Interest to be incurred		(53,091)	(66,364)	(79,636)

Total net expenses to be incurred		(149,999)	(220,125)	(290,252)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, December 31, 2017) and long-term interest rate at December 31, 2017 (BACEN).
(**) Source: Bloomberg
(***) Source: B3 (previously BM&FBovespa)

 (i)   Refers to the scenario of interest to be incurred for the 12 months as of December 31, 2017 or until the maturity of the agreements, whichever is shorter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

5.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of the financial position plus net debt.

	December 31, 2017	December 31, 2016

Total borrowings and financing (Note 16)	12,100,966	11,964,143
(-) Cash and cash equivalents (Note 7)	(2,283,047)	(1,886,221)

Net debt	9,817,919	10,077,922
Total equity	17,513,009	15,419,211

Total capital	27,330,928	25,497,133

Leverage ratio	36%	40%

As of December 31, 2017, the leverage ratio decreased to 36% from the 40% as of December 31, 2016, mainly due to the increase in equity generated by the 2017 earnings retention.

5.3 Fair value estimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity.  Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

5.4 Financial instruments

As of December 31, 2017 and December 31, 2016, the Company did not have financial assets classified as fair value through profit or loss, held to maturity and available for sale neither financial liabilities classified as fair value through profit or loss. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,283,047	2,283,047	1,886,221	1,886,221
Restricted cash	18,822	18,822	24,078	24,078
Trade receivables	1,888,505	1,888,505	1,711,306	1,711,306
Water National Agency – ANA	70,487	70,487	81,221	81,221
Other receivables	169,715	169,715	167,369	167,369

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$ 815,160 as of December 31, 2017 (R$ 871,709 as of December 31, 2016), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 10 to the financial statements. Part of this balance, in the amount of R$ 709,208 (R$ 788,180 as of December 31, 2016), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	12,100,966	11,967,909	11,964,143	11,776,178
Accounts payables to suppliers and contractors	344,947	344,947	311,960	311,960
Services payable	408,275	408,275	460,054	460,054
Program contract commitments	239,500	239,500	178,093	178,093
Public-Private Partnership - PPP	3,071,416	3,071,416	2,249,418	2,249,418

To obtain fair value of borrowings and financing, the following criteria have been adopted:

(i)       Agreements with Banco do Brasil and CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained  from B3.

(ii)     Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)   BNDES loans are financial instruments valued at carrying amount plus contractual interest rate until the maturity date, and are indexed by long term interest rate –  TJLP.

These financing have specific characteristics and the conditions defined in the financing agreements with BNDES between independent parties, and reflect the conditions for those types of loan.  In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES financing, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by B3.

(v)     Agreements with BID and IBRD, were projected until final  maturity  in  origin  currency,  applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg.  Eurobonds were priced at market value through quotes published by Bloomberg.  All the amounts obtained  were translated into Brazilian reais at the exchange rate of December 31,  2017.

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg.  The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2017.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(vii) Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate.  Thus, the Company discloses as market capitalization, the amount recorded as of December 31, 2017.

Financial instruments referring to investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the balance sheet approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

6             Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future.  The resulting accounting estimates, by definition, may differ from actual results.  The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)              Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 9 (c)), based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio.  While the Company believes that the assumptions used are reasonable, actual results could be different.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(b)              Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets arising from concession agreements.  The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits.  The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related fixed asset.

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first.  Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.8 and 14.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded.  Different assumptions and estimates and changes in the useful lives of the intangible assets may have relevant impacts on the results of operations.

(c)              Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 20.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets.  The benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method.  The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation. Additional information related to pension benefits are described in Note 20.

(d)             Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporation Law, taking into consideration the provisions of the tax laws.  Pursuant to CPC 32 (IAS 12), the Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets. Additional information related to deferred taxes are described in Note 18.

(e)              Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers. The Company accrues for lawsuits when there is a legal or constructive obligation arising from a past event and it is probable that an outflow will be necessary to settle the liability and the amount of such loss can be reasonably estimated.  Judgments regarding future events may differ significantly from actual estimates and could exceed the amounts provisioned.  Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings are disclosed in Note 19.

7             Cash and cash equivalents

	December 31, 2017	December 31, 2016

Cash and banks	171,951	137,395
Cash equivalents	2,111,096	1,748,826
	2,283,047	1,886,221

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of December 31, 2017, the average yield of financial investments corresponds to 98.88% of CDI (99.24% as of December 31, 2016).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

8             Restricted cash

	December 31, 2017	December 31, 2016
Current
Agreement with the São Paulo municipal government (i)	12,055	15,858
Brazilian Federal Savings Bank – escrow deposits (ii)	1,209	2,989
Other	5,558	5,231
	18,822	24,078

(i)       Refers to the amount deducted from the 7.5% of Municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo; and

(ii)   Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

9             Trade receivables

(a)      Financial position balances

	December 31, 2017	December 31, 2016
Private sector:
General and special customers (i) (ii)	1,248,979	1,205,498
Agreements (iii)	320,032	315,351

	1,569,011	1,520,849
Government entities:
Municipal	532,320	520,950
Federal	3,547	3,414
Agreements (iii)	285,614	279,449

	821,481	803,813
Wholesale customers – Municipal governments: (iv)
Guarulhos	760,598	778,106
Mauá	530,830	467,775
Mogi das Cruzes	2,670	2,527
Santo André	1,048,832	946,045
São Caetano do Sul	2,604	2,371
Diadema	222,671	222,671

Total wholesale customers – Municipal governments	2,568,205	2,419,495

Unbilled supply	580,006	481,389

Subtotal	5,538,703	5,225,546
Allowance for doubtful accounts	(3,650,198)	(3,514,240)

Total	1,888,505	1,711,306

Current	1,672,595	1,557,472
Noncurrent	215,910	153,834

	1,888,505	1,711,306

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i)         General customers - residential and small and mid-sized companies;

(ii)     Special customers - large consumers, commercial, industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.);

(iii)   Agreements - installment payments of past-due receivables, plus monetary restatement and interest, as provided for in the agreements; and

(iv)    Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

(b)      The aging of trade receivables is as follows

	December 31, 2017	December 31, 2016

Current	1,471,668	1,337,503
Past-due:
Up to 30 days	287,173	263,157
From 31 to 60 days	118,179	148,927
From 61 to 90 days	73,989	53,268
From 91 to 120 days	52,477	109,138
From 121 to 180 days	105,952	124,001
From 181 to 360 days	147,699	203,837
Over 360 days	3,281,566	2,985,715

Total past-due	4,067,035	3,888,043

Total	5,538,703	5,225,546

The increase in the overdue balance was mainly due to the default of the municipalities that purchased water on a wholesale basis, given that they are challenging the tariffs charged by SABESP in court.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(c)      Allowance for doubtful accounts

	December 31, 2017	December 31, 2016

Balance at beginning of the year	3,514,240	3,307,793
Private sector /government entities	75,973	144,217
Recoveries	(133,730)	(241,109)
Wholesale customers	193,715	331,295

Net additions for the year	135,958	234,403

Write-offs of accounts receivable during the year	-	(27,956)

Balance at end of the year	3,650,198	3,514,240

Reconciliation of estimated losses of income	December 31, 2017	December 31, 2016

Write-offs	(171,729)	(177,492)
(Losses)/reversal with state entities - related parties	21,510	(7,292)
Losses with private sector / government entities	(75,973)	(144,217)
(Losses)/reversal with wholesale customers	9,781	(2,596)
Recoveries	133,730	241,109

Amount recorded as selling expenses	(82,681)	(90,488)

Wholesale losses amounting to R$ 203,496 were reported as a reduction of revenue and sales expenses in 2017.
In 2016, R$ 328,699 was fully reported as a reduction of revenue.

The Company does not have customers representing 10% or more of its total revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

10           Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)      Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	December 31, 2017	December 31, 2016
Accounts receivable
Current:
Sanitation services (i)	118,441	134,005
Allowance for losses (i)	(35,114)	(56,624)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (ii) and (vi)	22,968	22,696
- GESP Agreement – 2008 (ii) and (vi)	20,099	56,512
- GESP Agreement – 2015 (vii)	54,379	39,816
“Se Liga na Rede” program (l)	-	6,148

Total current	180,773	202,553

Noncurrent:
Agreement for the installment payment of sanitation services	22,625	-
Reimbursement for retirement and pension benefits paid (G0):
- GESP Agreement – 2008 (ii) and (vi)	-	18,838
- GESP Agreement – 2015 (vii)	611,762	650,318

Total noncurrent	634,387	669,156

Total receivables from shareholders	815,160	871,709

Assets:
Sanitation services	105,952	77,381
Reimbursement of additional retirement and pension benefits (G0)	709,208	788,180
“Se Liga na Rede” program (l)	-	6,148

Total	815,160	871,709

Liabilities:
Interest on capital payable to related parties	300,717	351,788
Other (g)	1,367	1,853

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	2017	2016

Revenue from sanitation services	462,989	445,726
Payments received from related parties	(471,081)	(424,549)

Receipt of GESP reimbursement referring to Law 4,819/58	(192,889)	(139,472)

(i)                    Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v).

The Company recognized R$ 35,114 as of December 31, 2017 (R$ 56,624 as of December 31, 2016) as allowance for  losses of amounts past due for more than 360 days has been recorded due to the uncertainty involving these receipts.

(ii)                  Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4,819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

Under the Agreement referred on item (iii) with the São Paulo State Government ("GESP" or the "State"), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As discussed on item (vi), during the assessment of the debt due from GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

See additional information about the Go plan in Note 20 (b) (iii).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE.  As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

(iii)     GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to sanitation services and to the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits.  The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP.  However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets.  There is an unfavorable decision to SABESP not yet unappealable.  See additional information in item (viii) below.

(iv)      First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage services provided, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on capital declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

(v)           Second Amendment to the GESP Agreement

On December 28,  2007, the Company  and the  São  Paulo  State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$ 133,709 at November 30, 2007, to be paid in 60 monthly and consecutive installments of the same amount, beginning on January 2, 2008. In December 2012 the last installment was paid.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(vi)      Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$ 915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see information on item (iii) of this note) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$ 696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$ 696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. In March 2015, Sabesp and GESP entered into an agreement to pay the amounts receivable, totaling R$ 696,283 (more information in item (vii) of this note). The remaining balance totaling R$ 218,967 has been paid in 114 monthly, consecutive installments, totaling R$ 1,920 each, including the annual IPCA-IBGE fluctuation, plus interest of 0.5% p.m.. The amounts are paid on a monthly basis and the last installment matures in April 2018.

In addition, the third amendment provides for the regularization of the monthly flow of benefits.  While SABESP is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement.  Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

(vii)    Agreement with the São Paulo State Government entered into in 2015

On March 18, 2015, the Company, the State of São Paulo and the Department of Water and Electricity (DAEE), and the Sanitation and Water Resources Department as the intervening party, entered into a Term of Agreement in the amount of R$ 1,012,310, of which R$ 696,283 refer to the principal of the Undisputed Amount mentioned in item (vi) and R$ 316,027 corresponding to the inflation adjustment of the principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

•

The first 24 installments were settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, totaling R$ 87,174, based on the share closing on March 17, 2015; and

•

The amount of R$ 609,109, payable in 156 monthly installments, was adjusted by IPCA (Extended Consumer Price Index) until the initial payment date, on April 5, 2017. As of this date, installments are being adjusted by IPCA plus simple interest of 0.5% per month.

Considering the lawsuit which objects the possibility of transferring the reservoirs is pending final and unappealable court decision, the agreement also provides for the following situations:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

•

If transfer is possible and the Reservoirs are effectively transferred to SABESP and registered at the notary’s office, SABESP will reimburse to the State the amounts paid in replacement of Reservoirs (Principal Amount) in 60 monthly installments adjusted by IPCA until the date of payment of each installment; and

•

If the transfer of Reservoirs is not possible, the State will pay to SABESP, in addition to the Principal Amount, the inflation adjustment credit of R$ 316,027 in 60 installments, starting these payments at the end of Principal Amount installment payment.  The amount will be adjusted by IPCA to the start date of payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates/month over the amount of each installment.

The accounting impacts of the agreement generated a debit of R$ 696,283 in accounts receivable from related parties and a credit in the same amount in administrative expenses on the transaction date. As of December 31, 2017, the balance receivable totaled R$ 54,379 in current assets (R$ 39,816 as of December 31, 2016) and R$ 611,762 in noncurrent assets (R$ 650,318 as of December 31, 2016) and CTEEP shares were disposed of on April 20, 2016, for R$ 111.1 million.

(viii)   Disputed Amount of Benefits

As mentioned before, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP under a court order.

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, the recent opinions issued by the PGE and received on September 4 and 22, 2009, and January 4, 2010, refute the reimbursement of previously defined as Disputed Amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the disputed receivables without dispute.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, SABESP:  (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (B3) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. Despite the legal action, the expectation of which is a possible gain, the Company will persist to obtain an agreement with GESP since the management believes that it is the best course of action to the Company and to its shareholders than waiting until the end of the lawsuit.

The Company's Management decided to record allowance for losses of amounts receivables from the State; as of December 31, 2017 and 2016, the amounts related to the pension plan benefits paid and recorded for allowance for doubtful accounts totaled R$ 1,021,657 and R$ 937,035, respectively.

As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries, retirees and pensioners of Plan G0. As of December 31, 2017 and 2016, the pension benefit obligations of Plan G0 totaled R$ 2,543,877 and R$2.512.080, respectively. For detailed information on the pension benefit obligations refer to Note 20 (b) (iii).

(b)      Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE. An arbitration proceeding was in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

As of April 10, 2014, the Company issued a Notice to the Market including the information about an eventual future agreement.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies.  The transaction is subject to the condition precedent of approval by the competent bodies of the Company and EMAE, as well as the Brazilian Electricity Regulatory Agency – ANEEL, and involves the payment by SABESP to EMAE of the following amounts:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

- R$ 6,610 annually, adjusted for inflation, as of the execution date of this instrument, by the IPCA or any other index that may replace it, by the last business day of October of each fiscal year,  with (i) the first of  such annual payments due up to the last business day of October 2017 and (ii) the last payment due up to the last business day of October 2042; and

- R$ 46,270, in five annual and successive installments, adjusted for inflation by the IPCA or any other index that may replace it, with the first installment of R$ 9,254 due on April 30, 2017 and the subsequent ones in  04 (four) installments of same amount, due on every April 30 of the subsequent years, or on the first subsequent business day.

The agreement was based on the following assumptions: (i) SABESP payments should not exceed the amount necessary to indemnify EMAE for the maintenance and operating costs of the Guarapiranga and Billings reservoirs, in the proportion of their collect considering the natural outflow of each reservoir; (ii) payments will be made while SABESP’s and EMAE’s concessions are valid, and as long as SABESP withdraws water from these reservoirs, in compliance with the statute of limitations of the objects of the proceedings; (iii) SABESP must request ARSESP to incorporate these expenses into the tariff revision process in progress.

In order to estimate the maintenance and preservation expenses of the hydraulic and property structures of the Billings and Guarapiranga reservoirs, the technical area involved in water production adopted the following assumptions:  (i) expenses related to the Guarapiranga Reservoir, whose water is used exclusively to supply the population of the São Paulo Metropolitan Region, will be fully paid by SABESP; (ii) the Billings reservoir has multiple uses – flood control, generation of electricity and public supply – and its maintenance and operating expenses should be shared based on the proportion of water used by each of the functions mentioned; (iii) SABESP has grants to use water in several points of the Billings reservoir that total an available outflow of 10.0 m³/s, representing 61.7% of the reservoir’s long-term average outflow (16.2 m³/s); and (iv) considering the water volume usage percentages - 100% Guarapiranga and 61.70% Billings – an annual amount of R$ 6,610 will be charged as shared expenses, based on the terms of the agreement.

The Company adopted the annual amount of R$ 6,610 from 2010 to 2042, including the statute of limitations and the year of expiration of the EMAE concession.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

For these reasons, the Company has concluded that it was in its interest to enter into the agreement since: (i) it eliminates the incidence of future risks with the dismissal of all proceedings; (ii) its amount is limited to a reasonable amount to be paid for the sharing of the operating and maintenance costs of the Guarapiranga and Billings reservoirs; and (iii) the form of payment is appropriate to its financial situation.

By entering into the Agreement, all litigation between the parties will cease permanently and the Company will continue using the reservoirs.

In addition to the lawsuits that were part of the Agreement, on April 11, 2016, SABESP was named in the Indemnification proceeding commenced by EMAE’s minority shareholders, who claimed compensation for damages suffered by EMAE, based on the amounts that the latter did not earn due to the decrease in the outflow of these reservoirs and in the generation of electricity as a result of the use of water of the Billings and Guarapiranga reservoirs by SABESP, and also requested that SABESP be sentenced to reimburse the loss of profits related to EMAE’s unearned amounts resulting from the fact that water was not pumped from the Pinheiros and Tietê Rivers to the Henry Borden hydroelectric power plant.  In summary, the company claims  that the São Paulo State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of SABESP’s interests by allowing and consenting water intake from the Billings and Guarapiranga reservoirs, in detriment to the output of these reservoirs and generation of electricity by EMAE, without the necessary financial compensation, making impracticable the satisfactory use of the Henry Borden hydroelectric power plant.  Although this lawsuit was not the object of the agreement, the Company understands that the approval of the agreement by the Extraordinary Shareholders’ Meeting would eliminate the risk that this proceeding would continue in the judicial level.

As of December 31, 2016, the Company recorded R$ 9,018 and R$ 29,749 in other liabilities, under current  and noncurrent liabilities, respectively, which represent the present value of the balance of R$ 46,270 that will be paid in five annual installments.

As of November 9, 2016, EMAE’s Board of Directors approved the transaction with SABESP, pursuant to the Private Transaction Agreement, in accordance with the Notice to the Market disclosed by EMAE on the same date.

As of November 10, 2016, the transaction was approved by SABESP’s Board of Directors.

As of December 30, 2016, the Brazilian Electricity Regulatory Agency - ANEEL, by means of Order 3,431, decided to approve the Private Transaction Agreement and other Covenants entered into between Empresa Metropolitana de Águas e Energia S.A. - EMAE, and the Company, thus meeting the “second condition precedent” required for the effectiveness of the agreement.

As of October 19, 2017, SABESP and EMAE executed the first amendment to the Private Transaction Agreement and Other Covenants for removal of the condition precedent related to the approval of said agreement at EMAE’s Extraordinary Shareholders’ Meeting, which was approved by the Boards of Directors of SABESP and EMAE. The conditions precedent were complied with and the agreement came into effect.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

In 2017, the Company recorded R$ 6,110 and R$ 64,180 under other liabilities, in current and noncurrent liabilities, respectively, which represent the present value of the balance of R$ 171,860 that will be paid in annual installments, maturing from October 2017 to October 2042.

In October 2017, the Company paid the installments maturing in April 2017 and October 2017, of R$ 9,316 and
R$ 6,760 respectively. As of December 31, 2017, the balance of the agreement totaled R$ 15,668 and R$ 92,894, recorded under other liabilities, in current and noncurrent liabilities, respectively.

(c)      Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(d)      Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(e)     Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. In 2017, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$ 9,853 (R$ 10,393 in 2016).

In 2017, there were no expenses related to personnel assigned by other entities to the Company (R$ 10 in 2016).

(f)       Services obtained from state government entities

As of December 31, 2017 and 2016, SABESP had an outstanding amounts payable of R$ 1,367 and R$ 1,853, respectively, for services rendered by São Paulo State Government entities.

(g)      Non-operating assets

As of December 31, 2017 and 2016, the Company had an amount of R$ 969 related to a free land lent to DAEE (Department of Water and Electricity).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(h)      Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of December 31, 2017 amounted to R$ 388,461 (R$ 753,170 as of December 31, 2016), according to Note 20 (b) (i).

(i)       Compensation of Management Key Personnel

- Compensation:

SABESP's compensation policy for the Management is set out according to guidelines of the São Paulo State Government, issued by the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

The Executive Officers’ fees are also defined by government authorities. Management and Fiscal Council’s compensation is equivalent to 30 percent and 20 percent, respectively, of the Executive Officers’ fee, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to monthly fee, the members of the Board of Directors, Fiscal Council and the Board of Executive Officers receive annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year.  The purpose of this reward is to correspond to the thirteenth salary paid to the Company’s employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to statutory officers - meal ticket, basket of food staples, medical care, annual paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee and bonuses.

SABESP pays bonuses for the purposes of compensating directors, in accordance with the guidelines of the São Paulo State government, as an incentive policy, as long as the Company records quarterly, semiannual, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10 percent of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$ 3,813 and R$ 3,912 for 2017 and 2016, respectively. An additional amount of
R$ 556, related to the bonus program, was recorded in 2017 (R$ 494 in 2016).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(j)       Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. as of March 30, 2012, and with Attend Ambiental S.A. as of May 9, 2014, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is granted:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	3,877	9,277	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	5,209	10,838	CDI + 1.2% p.a.	(ii)
Aquapolo Ambiental	19,000	11,502	30,502	CDI + 1.2% p.a.	(iii)
Total	30,029	20,588	50,617

(i)       The loan agreement with SPE Attend  Ambiental  S/A  matures  within  180  days,  from  the  date when  the respective amount is available in the borrower’s account, renewable for the same period.  The credit has been overdue since May 11, 2015 and is subject to contractual default charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.). The agreement has been renegotiated between the parties.

(ii)     The R$ 5,629 loan agreement originally expired on April 30, 2016. As of February 10, 2016, an amendment to the agreement changed the payment schedule for four annual installments, the first of which maturing on December 30, 2018 and the last on December 30, 2021; and

(iii)   The loan agreement totaling R$ 19,000 originally expired on April 30, 2015, was extended to October 30, 2015 and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

The amount disbursed is recognized under “Other Receivables”, of which R$ 1,780 was classified in Current Assets and R$ 48,837 in Noncurrent Assets. As of December 31, 2017, the balance of principal and interest rates of these agreements was R$ 50,617 (R$ 52,407 as of December 31, 2016). In 2017, the financial income recognized was R$ 5,017 (R$ 7,118 in 2016).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(k)      “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works.  As of December 31, 2017, the program total amount was R$ 82,697 (R$ 79,274 as of December 31, 2016); as of December 31, 2017 there was no balance receivable from related parties (R$ 6,148 as of December 31, 2016), the amount of R$ 35,068 (R$ 34,915 as of December 31, 2016) recorded in the group of intangible assets and R$ 47,629 was reimbursed by GESP (R$ 38,211 as of December 31, 2016) from the beginning of the program until December 31, 2017.

11            Water National Agency - ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Brazilian Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of December 31, 2017, the balances of assets and liabilities were R$ 70,487 (R$ 81,221 as of December 31, 2016), and the liabilities are recorded under "other liabilities" of noncurrent liabilities.

12           Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19(R2)).

The Company holds interest valued by the equity accounting in the following investees:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Sesamm

As of August 15, 2008, the Company, together with GS Inima Brasil Ltda (“GS Inima”), successor of Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and GS Inima Environment S/A (currently OHL Medio Ambiente); and Estudos Técnicos e Projetos ETEP Ltda. (“ETEP”), succeeded by ECS Operações e Participações Ltda (“ECS”), incorporated Sesamm – Serviços de Saneamento de Mogi Mirim S/A for a period of 30 years from the date the concession agreement with the municipality for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

Sesamm's capital as of December 31, 2017, totaled R$ 19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds a 36% interest, GS Inima 57% and ECS 7%.

The operations initiated in June 2012.

Águas de Andradina

As of September 15, 2010, the Company, together with Companhia de Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2017, the capital of Águas de Andradina totaled R$ 13,841, divided into 13,840,885 registered common shares without a par value. SABESP holds 30% of its equity interest and Iguá 70%.  The amount of R$ 12 is recorded under investee’s equity, as advance for future capital increase.

As of April 26, 2016, the Annual and Extraordinary Shareholders’ Meeting approved a capital increase in the amount of R$ 2,290 upon the issue of 2,289,796 new registered common shares with no par value, fully subscribed and paid-in, R$ 573 of which using the minimum mandatory dividends and R$ 1,717 corresponding to additional dividends, both arising from the profit recorded in 2015.

In March 2017, the Company contributed R$ 303 in the investee. The amount is recorded in current assets, under “Other receivables” and will be reclassified into investments after the resolution and approval of the investee’s shareholders at an Annual and Extraordinary Shareholders’ Meeting.

The Company pledges as collateral 100% of its shares in Águas de Andradina.

The operations initiated in October 2010.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Águas de Castilho

As of October 29, 2010, the Company, together with Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2017, the company’s capital was R$ 2,360, and was represented by 2,360,330 registered shares without a par value. SABESP holds a 30% interest and Iguá 70%.

As of April 26, 2016, the Annual and Extraordinary Shareholders’ Meeting approved a capital increase in the amount of R$ 740 upon the issue of 740 new registered common shares with no par value, fully subscribed and paid-in, R$ 184 of which using the minimum mandatory dividends and R$ 556 corresponding to additional dividends, both arising from the profit recorded in 2015.

The Company pledges as collateral 100% of its shares in Águas de Castilho.

The operations initiated in January 2011.

Saneaqua Mairinque

As of June 14, 2010, the Company, together with BRK Ambiental Participações S/A (“BRK”) currently Odebrecht Utilities S/A, former Foz do Brasil S.A., incorporated Saneaqua Mairinque S/A, with indefinite term, for the purpose of exploring water supply and sewage services of the municipality of Mairinque.

As of December 31, 2017, the capital of Saneaqua Mairinque totaled R$ 2,000, and was represented by 2,000,000 registered common shares without a par value. SABESP holds a 30% interest and BRK 70%. The amount of R$ 2,183 is recorded under the investee’s noncurrent liabilities, as advance for future capital increase.

In January 2017, the Company contributed R$ 505 in the investee. The amount is recorded in current assets, under “Other receivables” and will be reclassified into investments after the resolution and approval of the investee’s shareholders at an Annual and Extraordinary Shareholders’ Meeting.

The Company pledges as collateral 100% of its shares in Saneaqua Mairinque.

The operations initiated in October 2010.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Attend Ambiental

As of August 23, 2010, SABESP, jointly with Companhia Estre Ambiental S.A. (“Estre”), incorporated Attend Ambiental S.A., for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

As of December 31, 2017, the capital totaled R$ 13,400, and was represented by 13,400,000 registered common shares without a par value. SABESP holds a 45% interest and Estre 55%.

The operations initiated in December 2014.

Aquapolo Ambiental S/A.

As of October 8, 2009, the Company, together with Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

As of December 31, 2017, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49% of its equity interest. As of December 29, 2016, Odebrecht Utilities S/A transferred to Odebrecht Ambiental Participações em Negócios Industriais S/A (“OAPNI”) all its shares and control and the latter now holds 51% of the shares.

The Company pledges as collateral 100% of its shares in Aquapolo Ambiental S/A.

The operations initiated in October 2012.

Paulista Geradora de Energia

As of April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A - PGE, jointly        with Servtec Investimentos e Participações Ltda ("Servtec) and Tecniplan Engenharia e Comércio Ltda ("Tecniplan"), which operational purpose is the implementation and commercial exploration of water potential in small hydroelectric power plants (PCHs), located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2017, the capital of Paulista Geradora de Energia was R$ 8,679, represented by 8,679,040 registered common shares without a par value, in which SABESP holds a 25% interest, Servtec holds 37.5% and Tecniplan 37.5%.

As of December 31, 2017, operations had not initiated yet.

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	Equity		Provisioned dividends		Profit (loss) for the year
	December 31, 2017	December 31, 2016	December 31, 2017	(*)	December 31, 2017	(*)	December 31, 2016

Sesamm	39,262	37,198	(643)	-	2,707	-	8,601
Águas de Andradina	21,432	16,161	-	800	4,471	(2,040)	1,772
Águas de Castilho	4,858	3,706	-	219	933	22	631
Saneaqua Mairinque	4,480	4,090	-	-	390	(153)	723
Attend Ambiental	5,249	3,925	-	-	1,324	(80)	841
Aquapolo Ambiental	18,810	12,340	-	-	6,470	(53)	689
Paulista Geradora de Energia	8,447	8,469	-	-	(22)	-	(40)

	Investments		Dividends distributed		Equity in the earnings (losses) of subsidiaries			Interest percentage
	December 31, 2017	December 31, 2016	December 31, 2017	(*)	December 31, 2017	(*)	December 31, 2016	December 31, 2017	December 31, 2016

Sesamm	14,135	13,391	(231)	-	975	-	3,096	36%	36%
Águas de Andradina	5,818	4,849	-	240	1,341	(612)	532	30%	30%
Águas de Castilho	1,465	1,112	-	66	280	7	189	30%	30%
Saneaqua Mairinque	1,298	1,227	-	-	117	(46)	217	30%	30%
Attend Ambiental	2,326	1,766	-	-	596	(36)	378	45%	45%
Aquapolo Ambiental	9,191	6,047	-	-	3,170	(26)	338	49%	49%
Paulista Geradora de Energia	2,111	2,117	-	-	(6)	-	(10)	25%	25%
Total	36,344	30,509	(231)	306	6,473	(713)	4,740
Other investments	588	587
Overall total	36,932	31,096

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2016 were disclosed after disclosure of the Company’s financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

13           Investment properties

As of December 31, 2017, the balance of “Investment properties” is R$ 57,652 (R$ 57,968 as of December 31, 2016). As of December 31, 2017 and 2016, the market value of these properties is approximately R$ 402,000 and
R$ 404,000, respectively.

	December 31, 2016	Write-offs and disposals	Depreciation	December 31, 2017

Investment properties	57,968	(244)	(72)	57,652
Total	57,968	(244)	(72)	57,652

	December 31, 2015	Transfers	Write-offs and disposals	Reversal of estimated losses	Depreciation	December 31, 2016

Investment properties	56,957	1,231	(124)	10	(106)	57,968
Total	56,957	1,231	(124)	10	(106)	57,968

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

14           Intangible assets

(a)      Statement of financial position details

	December 31, 2017			December 31, 2016
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	8,893,296	(1,751,682)	7,141,614	9,222,543	(1,739,588)	7,482,955
Agreements – economic value	2,068,402	(634,465)	1,433,937	1,925,361	(543,709)	1,381,652
Program contracts	10,653,292	(3,058,226)	7,595,066	9,209,367	(2,633,346)	6,576,021
Program contracts – commitments	1,113,160	(202,785)	910,375	991,848	(168,632)	823,216
Services contracts – São Paulo	19,388,751	(3,471,736)	15,917,015	17,457,658	(2,904,951)	14,552,707
Software license	688,712	(220,587)	468,125	575,494	(145,257)	430,237
Total	42,805,613	(9,339,481)	33,466,132	39,382,271	(8,135,483)	31,246,788

(b)      Changes

	December 31, 2016	Additions	Contract renewal	Reversal of estimated losses	Transfers	Write-offs and disposals	Amortization	December 31, 2017
Intangible right arising from:
Agreements – equity value	7,482,955	374,775	(531,818)	2,078	1,663	(2,795)	(185,244)	7,141,614
Agreements – economic value	1,381,652	142,429	-	8	2,604	(1,163)	(91,593)	1,433,937
Program contracts	6,576,021	772,278	531,818	4,834	(1,784)	(6,606)	(281,495)	7,595,066
Program contracts – commitments	823,216	121,313	-	-	-	-	(34,154)	910,375
Services contracts – São Paulo	14,552,707	1,976,079	-	6,460	(18,346)	(13,848)	(586,037)	15,917,015
Software license	430,237	103,424	-	-	6,489	-	(72,025)	468,125
Total	31,246,788	3,490,298	-	13,380	(9,374)	(24,412)	(1,250,548)	33,466,132

	December 31, 2015	Additions	Contract renewal	Reversal of estimated losses	Transfers (i)	Write-offs and disposals	Amortization	December 31, 2016
Intangible right arising from:
Agreements – equity value	7,287,630	391,545	(9,587)	(1,335)	1,014	(6,233)	(180,079)	7,482,955
Agreements – economic value	1,353,020	106,307	-	(8)	6	(110)	(77,563)	1,381,652
Program contracts	6,288,575	553,126	9,587	(4,360)	2,023	(5,571)	(267,359)	6,576,021
Program contracts – commitments	850,530	5,762	-	-	-	-	(33,076)	823,216
Services contracts – São Paulo	12,367,017	2,697,724	-	(4,495)	9,696	(2,894)	(514,341)	14,552,707
Software license	366,854	101,367	-	-	(167)	-	(37,817)	430,237
Total	28,513,626	3,855,831	-	(10,198)	12,572	(14,808)	(1,110,235)	31,246,788

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i) As of December 31, 2017, the Company reclassified R$ 24,071 corresponding to the intangible assets of Álvares Florence, Embaúba, Araçoiaba da Serra, Itapira and Tuiuti to indemnities receivable, in noncurrent assets, which have full allowance for losses.

The Company started operations in the municipalities of Santa Branca in February 2017 and Pereiras in October. In the second quarter of 2017, it entered into a contract program with the municipalities of Santa Cruz do Rio Pardo and Cândido Rodrigues. In the third quarter of 2017, the Company renewed a program contract with the municipality of Itaquaquecetuba and in the fourth quarter with the municipalities of Taubaté and Taciba; all these contracts are valid for 30 years.

(c)      Intangible arising from concession agreements

The Company operates public service concession agreements for water supply and sewage services mostly based on agreements that set out rights and obligations relative to the exploration of assets related to the public service (See Note 3.8 (a)). A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2017, the Company operated in 368 municipalities in the State of São Paulo (366 as of December 31, 2016).  Most of these contracts have a 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Intangible rights arising on concession agreements include:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i)     Concession agreements – equity value

These refer to municipalities assumed until 2006, except for the municipalities assumed by economic value through assets valuation report prepared by independent experts.  The amortization of assets is calculated according to the straight-line method, which considers the assets useful life.

(ii)           Concession agreements – economic value

From 1999 through 2006, the negotiations for new concessions were conducted on the basis of the economic and financial result of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2017 and 2016 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

(iii)     Program contracts

These refer to the renewal of contracts previously referred to as concession agreements whose purpose is to provide sanitation services.  The amortization of the assets acquired until the dates of signatures of the program contracts is calculated according to the straight-line method, which considers the assets’ useful lives.  Assets acquired or built after the signature dates of program contracts are amortized during the contracted period (30 years) or during the useful lives of underlying assets, whichever is shorter.

(iv)     Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts.  In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental actions.  The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2017 and 2016, the amounts not yet disbursed were recorded under “program contract commitments”, in current liabilities, totaling R$ 128,802 and R$ 109,042, respectively, and in noncurrent liabilities, totaling R$ 110,698 and R$ 69,051, respectively. In 2017, the annual rate of 8.06% (WACC) was applied to calculate the present value adjustment of these contracts.

(v) Services agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which is extendable for an another 30-year period.

Also on June 23, 2010, an agreement was signed between the state and municipal government, and SABESP and the Sanitation and Energy Regulatory Agency of the State of São Paulo (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality grant to SABESP the right to explore the sanitation services in the capital of the State of São Paulo, which consists of the obligation to provide such service and charge the respective tariff for this service;

2. The State and the Municipality sets forth ARSESP as the agency responsible for regulating the tariff, controlling and monitoring the services.

3. The evaluation model of the contract was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments and the opportunity cost of SABESP’s investors and creditors were considered in the cash flow analysis;

5. The agreement provides for investments established in the agreement comply with the minimum of 13% of the gross revenue from the municipality of São Paulo, net of the taxes on revenues. Investment plans referring to SABESP’s execution shall be compatible with the activities and programs foreseen in the state, municipal sanitation plans, and where applicable, the metropolitan plan. The investment plan is not definite and will be revised by Managing Committee every four years, especially as to investments to be made in the following period;

6. The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges.  Such payment represents 7.5% of the total revenue from the municipality of São Paulo, net of the taxes on revenue and delinquency in  the period, recognized in profit or loss, as operating  cost;

7. The opportunity cost of the investors and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP.  In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

Referring to the recovery through tariff, mentioned in item 6 above, of transfer to the Municipal Fund of Environmental Sanitation and Infrastructure, ARSESP issued in April 2013, the Resolution no. 413, postponing the application of Resolution no. 407 until the conclusion of the tariff revision process, the transfer to the bill of services of amounts referring to the municipal charges which were stipulated in Resolution no. 407. The postponement to apply Resolution no. 407 was due to a request by the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.

As of April 18, 2014, ARSESP Resolution no. 484 was published with the final results of SABESP’s Tariff Revision, however, both the São Paulo Municipal Government, through Official Letter no. 1,309/14-SGM/GAB and the São Paulo State Government through a petition filed by the São Paulo State Office, through the Official Letter ATG/Official Letter no 092/14-CC, requested a postponement of the effects of ARSESP Resolution no. 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo Statement Government and SABESP.

By means of Resolution no. 488 of May 7, 2014, ARSESP maintained the suspension of the effectiveness of ARSESP Resolution no. 407, published on March 22, 2013, until the results obtained in the revision of the Agreement entered into by the São Paulo Municipal Government, the São Paulo State Government and SABESP postponing authorization for the transfer to the bill of the services related to the legally established municipal fees that, by force of the Program Agreements and Water Supply and Sewage Services Agreements, should be included in the Tariff Revision.

The agreement represents 55.38% of the Company’s total revenue as of December 31, 2017, and ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage services to the real properties of the municipality, reason that, the Company filed a suit to collect these accounts, which are accrued for losses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(d)      Capitalization of interest and other finance charges

In 2017, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, totaling R$ 649,048, including the São Lourenço Production System and Leases (R$ 700,743 in 2016) during the construction period.

(e)      Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by a gross margin. Generally, the constructions related to the concessions are performed by  third parties, in such case, the margin of the Company  is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2017 and 2016, the margin was 2.3%.

Construction margin for 2017 and 2016 was R$ 70,335 and R$ 81,513, respectively.

(f)       Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. In 2017, the total amount related to expropriations was R$ 19,576 (R$ 40,452 in 2016).

(g)      Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private- partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2017 and 2016, the amounts recognized as intangible asset related to PPP were R$ 371,862 and R$ 382,103, respectively.  In 2017 and 2016, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 10,012, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding.  Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

São Lourenço Production System

SABESP and the special purpose entity Sistema Produtor São Lourenço S/A, composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, in August 2013 signed the public-private partnership agreements of the São Lourenço Production System.

The objective of the contract is: a) the construction of a water producing system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and b) the provision of services for a 25-year term, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, maintenance and works of the São Lourenço Production System.  Works started in April 2014.

The work should be inaugurated in April 2018.

The estimated amount monetarily restated through December 31, 2017 is approximately R$ 7.9 billion. This amount was calculated considering the early startup mentioned above.

After the beginning of the operations, every month SABESP will transfer to the SPE Sistema Produtor São Lourenço S/A funds from tariffs arising from the services provided, in the amount of R$ 24.4 million, equivalent to the monthly remuneration plus interest and charges.  The amount above will be annually restated by the IPC - FIPE and should be monthly recorded in a restricted account, in accordance with the operating procedures of the agreements.  Should SABESP perform its monthly obligations with the SPE, the funds from the restricted account will be released.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The guarantee will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichever occurs first:  (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

As of December 31, 2017 and 2016, the carrying amount recorded in the Company’s intangible assets, related to this PPP, amounted to R$ 2,818,805 and R$ 1,951,538, respectively. Intangible assets are accounted for based on the physical evolution of the works which, as of December 31, 2017, was approximately 89%, with a counter-entry in the Private Public Partnership (PPP) liabilities account. In 2017, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2017 and 2016 are shown in the table below, and the increase in intangible assets and liabilities was due to the progress of the works in 2017.

	December 31, 2017			December 31, 2016
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	35,083	282,501	317,584	31,898	309,858	341,756
São Lourenço	24,924	2,728,908	2,753,832	-	1,907,662	1,907,662
Total	60,007	3,011,409	3,071,416	31,898	2,217,520	2,249,418

(h)      Works in progress

The amount of R$ 10,387 million is recorded under intangible assets as works in progress as of December 31, 2017 (R$ 9,156 million as of December 31, 2016), and, in 2017, the major projects are located in the municipalities of São Paulo, Franca and Itanhaém, totaling R$ 6,497 million (including R$ 2,819 million from PPP São Lourenço),
R$ 253 million and R$ 208 million, respectively.

(i)       Amortization of intangible assets

The amortization average rate totaled 3.9% as of December 31, 2017 and 2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(j)       Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

15           Property, plant and equipment

(a)      Statement of financial position details

	December 31, 2017			December 31, 2016
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,507	-	92,507	92,494	-	92,494
Buildings	79,013	(36,653)	42,360	77,548	(34,286)	43,262
Equipment	330,753	(226,950)	103,803	338,696	(189,556)	149,140
Transportation equipment	10,862	(7,182)	3,680	11,141	(6,610)	4,531
Furniture and fixtures	24,430	(12,614)	11,816	23,633	(11,647)	11,986
Other	1,122	(238)	884	1,181	(211)	970
Total	538,687	(283,637)	255,050	544,693	(242,310)	302,383

(b)      Changes

	December 31, 2016	Addition	Transfer	Write-offs and disposals	Depreciation	December 31, 2017
Land	92,494	-	13	-	-	92,507
Buildings	43,262	86	1,358	-	(2,346)	42,360
Equipment	149,140	17,627	(15,945)	(178)	(46,841)	103,803
Transportation equipment	4,531	-	(33)	(27)	(791)	3,680
Furniture and fixtures	11,986	1,207	(75)	(54)	(1,248)	11,816
Other	970	-	(15)	(20)	(51)	884
Total	302,383	18,920	(14,697)	(279)	(51,277)	255,050

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015	Addition	Transfer	Write-offs and disposals	Depreciation	December 31, 2016
Land	102,708	-	(10,214)	-	-	92,494
Buildings	45,891	-	(911)	(45)	(1,673)	43,262
Equipment	162,218	26,061	(6,380)	(181)	(32,578)	149,140
Transportation equipment	5,692	214	(556)	-	(819)	4,531
Furniture and fixtures	8,418	511	4,258	(10)	(1,191)	11,986
Other	149	845	-	-	(24)	970
Total	325,076	27,631	(13,803)	(236)	(36,285)	302,383

(c)      Depreciation

The Company annually revises the depreciation rates of: buildings – 3.0%; equipment- 18.0%; transportation equipment - 10% and furniture, fixture and equipment – 7.5%. Lands are not depreciated.

The depreciation average rate was 13.6% and 10.9%, as of December 31, 2017 and 2016, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

16           Borrowings and Financing

Borrowings and financing outstanding balance	December 31, 2017			December 31, 2016
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	41,702	80,953	122,655	40,967	120,343	161,310
12th issue debentures	45,450	294,702	340,152	45,450	340,165	385,615
14th issue debentures	40,503	141,351	181,854	39,802	178,571	218,373
15th issue debentures	346,414	345,788	692,202	97,692	672,657	770,349
17th issue debentures	144,391	781,922	926,313	140,144	904,094	1,044,238
18th issue debentures	33,020	194,872	227,892	32,436	223,840	256,276
19th issue debentures	-	-	-	199,461	-	199,461
20th issue debentures	250,000	246,890	496,890	-	495,533	495,533
21st issue debentures	-	499,628	499,628	-	-	-
Brazilian Federal Savings Bank	78,487	1,154,599	1,233,086	59,199	1,088,160	1,147,359
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,782	16,782	33,564	16,603	33,207	49,810
Brazilian Development Bank - BNDES PAC	11,143	50,028	61,171	10,987	60,293	71,280
Brazilian Development Bank - BNDES PAC II 9751	4,334	22,991	27,325	4,288	27,007	31,295
Brazilian Development Bank - BNDES PAC II 9752	2,367	19,526	21,893	2,341	21,659	24,000
Brazilian Development Bank - BNDES ONDA LIMPA	23,469	146,461	169,930	23,219	168,083	191,302
Brazilian Development Bank - BNDES TIETÊ III	30,378	280,825	311,203	30,054	307,862	337,916
Brazilian Development Bank - BNDES 2015	10,050	397,922	407,972	-	233,967	233,967
Leases	17,573	544,044	561,617	14,914	537,602	552,516
Other	1,466	9,477	10,943	746	10,829	11,575
Interest and charges	101,855	-	101,855	121,605	-	121,605
Total in local currency	1,199,384	5,228,761	6,428,145	879,908	5,423,872	6,303,780

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Borrowings and financing outstanding balance	December 31, 2017			December 31, 2016
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 (US$ 25,097 thousand in December 2016)	-	-	-	81,794	-	81,794
Inter-American Development Bank - BID 1212 – US$ 82,225 thousand (US$ 92,503 thousand in December 2015)	34,000	238,000	272,000	33,499	267,979	301,478
Inter-American Development Bank - BID 2202 – US$ 444,871 thousand (US$ 438,071 thousand in December 2016)	81,757	1,375,358	1,457,115	75,143	1,339,803	1,414,946
International Bank of Reconstruction and Development -BIRD – US$ 91,286 thousand (US$ 79,946 thousand in December 2016)	-	301,665	301,665	-	260,224	260,224
Deutsche Bank – US$ 150,000 thousand (US$ 150,000 thousand in December 2016)	248,100	242,343	490,443	-	480,244	480,244
Eurobonds – US$ 350,000 thousand (US$ 350,000 thousand in December 2016)	-	1,155,331	1,155,331	-	1,137,395	1,137,395
JICA 15 – ¥ 13,829,160 thousand (¥ 14,981,590 thousand in December 2016)	33,881	372,696	406,577	32,175	386,111	418,286
JICA 18 – ¥ 12,433,920 thousand (¥ 13,470,080 thousand in December 2016)	30,463	334,849	365,312	28,930	346,889	375,819
JICA 17 – ¥ 1,534,959 thousand (¥ 1,596,251 thousand in December 2016)	2,507	41,835	44,342	1,205	42,675	43,880
JICA 19 – ¥ 29,777,232 thousand (¥ 27,596,009 thousand in December 2016)	-	873,383	873,383	-	768,463	768,463
BID 1983AB – US$ 82,404 thousand (US$ 106,346 thousand in December 2016)	79,201	189,990	269,191	78,030	263,921	341,951
Interest and charges	37,462	-	37,462	35,883	-	35,883
Total in foreign currency	547,371	5,125,450	5,672,821	366,659	5,293,704	5,660,363

Total borrowings and financing	1,746,755	10,354,211	12,100,966	1,246,567	10,717,576	11,964,143

Exchange rate as of December 31, 2017: US$ 3.3080; ¥ 0,02940 (as of December 31, 2016: US$ 3.2591; ¥ 0.02792).

As of December 31, 2017, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and4.75% (Series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
21st issue debentures	Own funds	2022	CDI + 0.60% and CDI+ 0.90%
Brazilian Federal Savings Bank	Own funds	2018/2038	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5%+TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15%+TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92%+TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66%+TJLP
Brazilian Development Bank - BNDES 2015	Own funds	2035	2.5%+TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2018/2025	12% (Presidente Prudente) and TJLP + 1.66% (FINEP)	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 1212 – US$ 82,225 thousand	Government	2025	2.74% (*)	US$
Inter-American Development Bank - BID 2202 - US$ 444,871 thousand	Government	2035	2.33% (*)	US$
International Bank for Reconstruction and Development - BIRD US$ 91.286 thousand	Government	2034	1.71% (*)	US$
Deutsche Bank US$ 150,000 thousand	-	2019	Libor+4.50%(*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 13,829,160 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 12,433,920 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥ 1,534,959 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥ 29,777,232 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$ 82,404 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

(*)Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i)     Payment schedule – accounting balances as of December 31, 2017

	2018	2019	2020	2021	2022	2023	2024 to 2038	TOTAL
LOCAL CURRENCY
Debentures	901,480	1,022,262	576,364	375,660	354,807	159,790	97,223	3,487,586
Brazilian Federal Savings Bank	78,487	69,516	71,998	75,721	79,743	71,768	785,853	1,233,086
BNDES	98,523	112,594	94,467	94,019	94,019	88,335	451,101	1,033,058
Leases	17,573	32,766	34,384	36,143	38,056	40,775	361,920	561,617
Other	1,466	1,370	1,370	1,370	1,370	1,370	2,627	10,943
Interest and charges	101,855	-	-	-	-	-	-	101,855
TOTAL IN LOCALC CURRENCY	1,199,384	1,238,508	778,583	582,913	567,995	362,038	1,698,724	6,428,145
FOREIGN CURRENCY
BID	115,757	115,757	115,757	115,757	115,757	115,758	1,034,572	1,729,115
BIRD	-	10,056	20,112	20,112	20,112	20,113	211,160	301,665
Deutsche Bank	248,100	242,343	-	-	-	-	-	490,443
Eurobonds	-	-	1,155,331	-	-	-	-	1,155,331
JICA	66,851	114,173	114,173	114,173	114,173	114,173	1,051,898	1,689,614
BID 1983AB	79,201	58,526	58,526	25,446	25,446	22,046	-	269,191
Interest and charges	37,462	-	-	-	-	-	-	37,462
TOTAL IN FOREIGN CURRENCY	547,371	540,855	1,463,899	275,488	275,488	272,090	2,297,630	5,672,821
Overall Total	1,746,755	1,779,363	2,242,482	858,401	843,483	634,128	3,996,354	12,100,966

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(ii)   Changes

	December 31, 2016	Funding	Funding costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment / update and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest rates and fees - Capitalized	Expenses with funding costs	December 31, 2017

LOCAL CURRENCY
Debentures	3,641,912	500,000	(1,157)	-	51,768	-	(301,493)	(597,794)	176,780	103,215	3,611	3,576,842
Brazilian Federal Savings Bank	1,150,691	144,654	-	-	5,495	1,415	(95,854)	(65,836)	78,283	17,826	-	1,236,674
BNDES	946,984	171,153	-	-	5,405	2,512	(78,466)	(87,993)	33,938	48,294	209	1,042,036
Leases	552,516	-	-	24,693	-	-	-	(15,593)	-	-	-	561,616
Other	11,677	-	-	-	116	-	(876)	(750)	779	31	-	10,977
TOTAL IN LOCAL CURRENCY	6,303,780	815,807	(1,157)	24,693	62,784	3,927	(476,689)	(767,966)	289,780	169,366	3,820	6,428,145

FOREIGN CURRENCY
BID	1,811,664	96,889	(2,497)	-	(15,193)	40,228	(38,654)	(189,280)	22,547	16,803	750	1,743,257
BIRD	261,337	35,710	-	-	2,874	2,837	(4,049)	-	3,662	888	19	303,278
Deutsche Bank	485,090	-	(720)	-	7,335	-	(31,774)	-	21,286	11,925	3,584	496,726
Eurobonds	1,141,469	-	-	-	17,115	-	(85,338)	-	55,046	29,529	821	1,158,642
JICA	1,617,215	63,909	(287)	-	82,563	2,525	(28,652)	(65,702)	27,602	1,115	160	1,700,448
BID 1983AB	343,588	-	(82)	-	1,609	-	(10,931)	(75,610)	6,858	3,715	1,323	270,470
TOTAL IN FOREIGN CURRENCY	5,660,363	196,508	(3,586)	-	96,303	45,590	(199,398)	(330,592)	137,001	63,975	6,657	5,672,821
Overall Total	11,964,143	1,012,315	(4,743)	24,693	159,087	49,517	(676,087)	(1,098,558)	426,781	233,341	10,477	12,100,966

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015	Funding	Funding costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment / update and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest rates and fees - Capitalized	Expenses with funding costs	December 31, 2016

LOCAL CURRENCY
Debentures	4,203,127	-	(1,241)	-	105,385	-	(375,027)	(663,468)	214,245	154,814	4,077	3,641,912
Brazilian Federal Savings Bank	1,067,464	113,310	-	-	15,619	6,405	(89,896)	(52,315)	63,813	26,291	-	1,150,691
BNDES	696,329	313,072	(2,242)	-	-	-	(55,806)	(76,469)	38,172	33,768	160	946,984
Leases	534,894	-		32,111	-	-	-	(14,489)	-	-	-	552,516
Other	1,962	10,014	-	-	31	-	(905)	(655)	1,149	81	-	11,677
TOTAL IN LOCAL CURRENCY	6,503,776	436,396	(3,483)	32,111	121,035	6,405	(521,634)	(807,396)	317,379	214,954	4,237	6,303,780

FOREIGN CURRENCY
BID	2,194,353	113,543	(3,819)	-	(396,817)	37,412	(42,429)	(133,063)	21,792	20,100	592	1,811,664
BIRD	238,940	59,983	-	-	(40,213)	1,971	(1,876)	-	1,916	597	19	261,337
Deutsche Bank	-	469,020	(9,167)	-	19,845	-	-	-	2,042	2,804	546	485,090
Eurobonds	1,922,256	-	-	-	(334,915)	-	(128,283)	(437,752)	69,002	50,239	922	1,141,469
JICA	1,756,969	188,755	(468)	-	(259,455)	5,771	(33,799)	(73,854)	30,791	2,362	143	1,617,215
BID 1983AB	505,306	-	(236)	-	(78,910)	-	(11,923)	(83,247)	6,548	4,772	1,278	343,588
TOTAL IN FOREIGN CURRENCY	6,617,824	831,301	(13,690)	-	(1,090,465)	45,154	(218,310)	(727,916)	132,091	80,874	3,500	5,660,363
Overall Total	13,121,600	1,267,697	(17,173)	32,111	(969,430)	51,559	(739,944)	(1,535,312)	449,470	295,828	7,737	11,964,143

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

Balance as of December 31, 2017 is stated net of borrowings costs in the amount of R$ 6,223 (R$ 8,163 as of December 31, 2016), which will be amortized during the same maturity period of each contract.

(i)                Main events

As of January 16, 2017, the Company amortized the second installment of the 17th issue of series 1, totaling R$ 140,144.

As of February 15, 2017, the Company fully amortized the 15th issue of series 1, totaling R$ 104,809, referring to principal and interest.

As of June 20, 2017, the Company fully amortized the 19th debenture issue, totaling R$ 212,648, referring to principal and interest.

As of July 13, 2017, the Company held the 21st issue of unsecured debentures, not convertible into shares, totaling R$ 500,000, in two series, the first of which totaling R$ 150,000, in a single installment maturing on June 15, 2020 and remuneration by the CDI + 0.60% p.a., and the second series, totaling R$ 350,000, in two installments maturing on June 15, 2021 and June 15, 2022, respectively, and remuneration by the CDI + 0.90% p.a. The proceeds of the debenture issue will be allocated to refinance financial commitments maturing in 2017 and to recompose the Company’s cash.

The covenants agreed for the 21st issue debentures are:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Net debt/EBITDA: lower than or equal to 3.65;

- Adjusted EBITDA/paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the contract’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer.

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The contract has a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, in and individual or aggregate amount equal to or higher than R$ 145 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Financial covenants applicable to the financing agreements entered into with the BNDES, except for agreement no. 08.2.0169.1 (PAC):

The financing agreements entered into with the BNDES specify two ranges in which the Company needs to maintain its Adjusted EBITDA / Adjusted Financial Expenses, Adjusted Net Debt / Adjusted EBITDA, and Other Onerous Debt / Adjusted EBITDA ratios.

These agreements also specify a guarantee mechanism in which the Company needs to ensure that a portion of the monthly receivables amount is daily recorded in a fiduciary account linked to the BNDES.   In this process, every day, after the BNDES notifies the depositary bank that the Company is not in default, this portion of the monthly receivables amount is transferred to a Company current account.

The renegotiated/amended covenants are:

A.   Maintenance of the following ratios, quarterly calculated and related to accrued amounts over the last 12 months, upon the disclosure of reviewed interim financial statements or audited annual financial statements entails the need to record R$ 225.9 million per month in a fiduciary account linked to the BNDES:

•       Adjusted EBITDA / Adjusted financial expenses equal to or higher than 3.50;

•       Adjusted net debt / Adjusted EBITDA equal to or lower than 3.00;

•       Other onerous debt(*) / Adjusted EBITDA equal to or lower than 1.00.

(*) “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the Electricity supplier.

B.   In case of failure to comply with one or more ratios specified in item A, in two or more quarters, consecutive or not, within twelve months, the Company will be failing to comply with the first range of ratios and the portion of the monthly receivables to be recorded in a fiduciary account linked to the BNDES will be automatically increased by 20%, if the ratios are maintained in the following range:

•       Adjusted EBITDA / Adjusted financial expenses lower than 3.50 and equal to or higher than 2.80;

•       Adjusted net debt / adjusted EBITDA equal to or lower than 3.80 and higher than 3.00;

•       Other onerous debt / Adjusted EBITDA equal to or lower than 1.30 and higher than 1.00.

C.    The failure to achieve one or more than one ratio stipulated in item B, and/or the Company does not comply with the automatic reinforcement of guarantee under the terms of item B, the Company will be failing to comply with the covenant terms and the BNDES may, at its sole discretion:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

•       require the creation of additional guarantees, not below 30 days, within term to be defined by it through notice;

•       suspend the release of funds; and/or

•       declare the early maturity of the financing agreements.

As of December 31, 2017, the amount of R$ 225.9 million was guaranteed for the agreements above (excluding the guarantee of agreement no 08.2.0169.1).

Financial covenants applicable to financing agreement no 08.2.0169.1 entered into with the BNDES:

•       Adjusted EBITDA / adjusted net operating revenue: equal to or higher than 38%;

•       Adjusted EBITDA /adjusted financial expenses: equal to or higher than 2.35;

•       Adjusted net debt / adjusted EBITDA: equal to or lower than 3.20.

The BNDES will annually verify if the ratios have been complied with by analyzing the annual audited financial statements, which must be presented to the BNDES or published by April 30 of the subsequent year referring to the financial statements. If the Company complies, cumulatively, with the ratios above, the BNDES will reduce the interest stipulated in the agreement from 2.15% p.a. to 1.82% p.a., from June 16 of the year when the analysis is carried out to June 15 of the subsequent year.

The agreements also have a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the Indenture deed shall imply the early maturity of such agreement.

Applicable to the 12th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0;

- EBITDA to paid financial expenses ratio equal to or higher than 1.5;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the contract’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Noncompliance with these obligations only will be characterized when verified in its interim financial statements, during at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of early maturity of the debentures.

This issue has an early maturity clause, in case there is a downgrade, by more than two levels, of the “brAA-” risk rating in national scale originally attributed to this issue’s Debentures by the Rating Agency, always taking into consideration the Standard & Poor’s rating table. As of December 31, 2017, SABESP’s rate was “brAA-”.

The agreement also has a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$ 50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

Applicable to the 15th issue, 17th issue and 20th issues:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted total debt/EBITDA: lower than or equal to 3.65;

- EBITDA/ paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the contract’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreements have a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$ 90 million (for the 19th and 20th issues, amount equal to or exceeding R$ 120 million), adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue, will result in the early maturity of these agreements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Applicable to the 21st issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Net debt/EBITDA: lower than or equal to 3.65;

- Adjusted EBITDA/paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the contract’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer.

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreements have a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$ 145 million, adjusted by IPCA variation as of the issue date, is a default event that may result in the early maturity of the debentures’ obligation.

(b)      Brazilian Federal Savings Bank - CEF

(i)                Main events

Funding totaled R$ 144,654 in 2017, mainly related to the agreements in progress of the Growth Acceleration Program (PAC).

In 2017, amortization totaled R$ 65,836.

The guarantee for financing agreements entered into with the Brazilian Federal Savings Bank is the recognition of a portion of tariffs in an account for this purpose with the Brazilian Federal Savings Bank, which should maintain a flow equal to or at least three times the amount of the monthly charges, during the grace period, based on interest, the management fee and the credit risk rate and, during the amortization phase, based on the principal, interest, the management fee and the credit risk rate. Additionally, the Company maintains a reserve account, linked to financing agreements, in the Brazilian Federal Savings Bank, which is maintained during the entire term the agreements, where an amount is accrued equivalent to a monthly charge, composed of, during the grace period, interest, the management fee and the credit risk rate and, during the amortization phase, of the principal, interest, the management fee and the credit risk rate.

(ii)    Covenants

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from these contracts shall imply the early maturity.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(c)      BNDES

Balance as of December 31, 2017 is stated net of borrowings costs in the amount of R$ 2,793 (R$ 3,517 as of December 31, 2016), which will be amortized during the same maturity period of each contract.

(i)                Main events

In 2017, funding from current contracts totaled R$ 171,153, mainly referring to the BNDES 2015 agreement, totaling R$ 170,000.

In 2017, amortization totaled R$ 87,993.

Loans are collateralized by part of revenues from the provision of water and sewage services, up to the total amount of the outstanding balance.

(ii)             Covenants

The agreements entered into with the BNDES have standardized financial covenants, as described in item (a), (ii), covenants applicable to the 10th issue, 14th  issue and 18th  issue, of this Note.

(d)      Lease

The Company has lease agreements signed as Assets Lease.  During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2019.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(e)      Eurobonds

Balance as of December 31, 2017 is net of borrowing costs in the amount of R$ 2,470 (R$ 3,290 as of December 31, 2016), which will be amortized during the same maturity period of the contract.

(i)    Covenants

The contract has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

-   Adjusted total debt to EBITDA does not exceed 3.65;

-   The Company's debt service coverage ratio, determined at the end of each quarter, shall  not  be  lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the agreement.

The agreement has a cross default clause, i.e., the early maturity of any indebtedness in view of the Company’s loans or any of its Subsidiaries (*) with a total principal amount of US$ 25,000,000.00 or more (or its corresponding amount in other currencies) shall imply this agreement’s early maturity.

(*) As per agreement, subsidiary is: “the company, partnership or another entity from which over 50% of its voting shares are directly or indirectly owned or controlled by any Person or one or other Person’s Subsidiaries, or their combination”.

(f)                     Deutsche Bank US$ 150 million

Balance as of December 31, 2017 is stated net of borrowing costs in the amount of R$ 5,757 (R$ 8,621 as of December 31, 2016), which will be amortized during the maturity period of the contract.

(i)    Covenants

The agreement has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

-   Total debt/adjusted EBITDA: lower than 3.65;

-     Company's debt service coverage ratio, determined at the end of each quarter, shall not be lower than 2.35.

Noncompliance with covenants for two quarters, consecutive or not, will accelerate the maturity of the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The agreement has a “cross acceleration” clause, i.e., in the early maturity of any debt of the Company or any of its subsidiaries, with a total principal or aggregate amount equal to or higher than R$ 120 million (or its equivalent in another currency), contracted pursuant to the Brazilian law, or with a total principal or aggregate amount equal to or higher than US$ 50 million (or its equivalent in another currency), in the case of debts governed by the laws of any other jurisdiction other than Brazil, will result in the early maturity of the agreement.

(*) Pursuant to the agreement, a subsidiary means any partnership, corporation, company, association or commercial entity in which SABESP or one or more of its subsidiaries directly or indirectly hold more than 50% of the outstanding common shares with voting rights of its respective capital stock.

(g)              Inter-American Development Bank (BID)

Balance as of December 31, 2017 is net of borrowing costs amounting to R$ 14,517 (R$ 12,770 as of December 31, 2016), which will be amortized during the same maturity period of the agreement.

(i)                Main events

In 2017, funding referring to BID 2202 agreement totaled R$ 96,889 and amortizations in the amount of R$ 189,280, among which, the settlement of the BID 713 agreement.

(ii)             Guarantees

Loans obtained from multilateral agencies and from Government Agencies, such as the BID, BIRD and JICA, are guaranteed by the Federal Government, with a counter-guarantee of the São Paulo State government.

(iii)           Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

-   Loan agreement 1,212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of current loans must not exceed 8.5% of total equity.

This agreement has an early maturity clause, i.e., in the early maturity will occur in the event the Company’s fail failure to comply with any obligation therewith or any agreements signed with the Bank related to Project finance.

(h)      Japan International Cooperation Agency - JICA

Balance as of December 31, 2017 is stated net of borrowing costs amounting to R$ 3,100 (R$ 2,971 as of December 31, 2016), which will be amortized during the same maturity period of the contract.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i)                Main events

In 2017, the Company raised R$ 63,909 from agreements in effect, corresponding to the BZ-P19 (JICA 19) and BZ-P17 (JICA 17) agreements.

In 2017, amortizations totaled R$ 65,702, referring to the JICA BZ-15 and JICA BZ-18 agreements.

For the guarantees assigned, see item g (ii) of this note.

(i)       AB Loan (IADB 1983AB)

The balance stated as of December 31, 2017 is net of borrowing costs amounting to R$ 3,400 (R$ 4,641 as of December 31, 2016), which will be amortized during the maturity period of the contract.

(i)                Main events

In 2017, amortization totaled R$ 75,610.

(ii)             Covenants

The Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- The Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

- Total adjusted debt/adjusted EBITDA, determined on a consolidated basis, must be lower than 3.65.

The agreement has an early maturity clause, i.e., in the event of default, the BID may order the early maturity of the loan or part of it.

The agreement also has a “cross default” clause, i.e., in the event of default of any other Company debt with the BID or with third parties (in this case, higher than US$ 25 million), the BID may order the early maturity of the loan.

(j)       International Bank for Reconstruction and Development (BIRD)

Balance as of December 31, 2017 is stated net of borrowing costs amounting to R$ 310 (R$ 328 as of December 31, 2016), which will be amortized during the same maturity period of the contract.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i)                Main events

In 2017, funding totaled R$ 35,710.

For the guarantees assigned, see item g (ii) of this note.

(k)      Covenants

As of December 31, 2017 and 2016, the Company had met the requirements set forth by its borrowings and financing agreements.

(l)       Exchange rate changes

In 2017, the US dollar appreciated 1.5%, from R$ 3.2591 on December 31, 2016 to R$ 3.3080 on December 31, 2017, reducing debt in US dollars by R$ 58,718, and the yen appreciated 5.3%, from R$ 0.02792 on December 31, 2016 to R$ 0.02940 on December 31, 2017, reducing debt in yen by R$ 85,211.

(m)    Borrowings and financing – Credit Limited

Agent	December 31, 2017
(in millions of reais (*))
Brazilian Federal Savings Bank	1,487
Brazilian Development Bank – BNDES	1,576
Inter-American Development Bank – BID	436
Japan International Cooperation Agency – JICA	244
Outros	38
TOTAL	3,781

(*)Brazilian Central Bank’s exchange rate as of December 31, 2017 (US$ 1.00 = R$ 3.3080; ¥ 1.00 = R$ 0.02940).

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

17           Taxes recoverable/payable

(a)         Current assets

	December 31, 2017	December 31, 2016
Recoverable taxes
Income tax and social contribution	270,614	32,365
Withholding income tax (IRRF) on financial investments	2,606	7,057
Other federal taxes	3,365	2,961
Other municipal taxes	-	250
Total	276,585	42,633

The increase in recoverable taxes is mainly due to the increase in the “income tax and social contribution” item, referring to the estimates paid are higher that the amounts due in the year.

(b)         Current liabilities

	December 31, 2017	December 31, 2016
Taxes and contributions payable
Cofins and Pasep	74,034	49,132
INSS (Social Security contribution)	35,365	35,376
IRRF (withholding income tax)	58,204	62,771
Other	16,362	21,478
Total	183,965	168,757

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

18           Deferred taxes and contributions

(a)              Stataement of financial position details

	December 31, 2017	December 31, 2016
Deferred income tax assets
Provisions	482,863	524,129
Actuarial gain/loss – G1 Plan	-	85,044
Pension obligations - G1	165,503	167,922
Donations of underlying asset on concession agreements	55,112	57,317
Credit losses	199,063	266,757
Other	151,562	151,247
Total deferred tax assets	1,054,103	1,252,416

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(460,177)	(492,341)
Capitalization of borrowing costs	(415,379)	(374,512)
Profit on supply to governmental entities	(76,705)	(92,365)
Actuarial gain/loss – G1 Plan	(36,538)	-
Construction margin	(88,947)	(91,790)
Borrowing costs	(13,111)	(15,063)
Total deferred tax liabilities	(1,090,857)	(1,066,071)

Deferred tax asset/(liability), net	(36,754)	186,345

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2017	December 31, 2016
Deferred income tax assets
to be realized within 12 months	221,999	314,725
to be realized after one year	832,104	937,691
Total deferred tax assets	1,054,103	1,252,416
Deferred income tax liabilities
to be realized within 12 months	(51,520)	(143,428)
to be realized after one year	(1,039,337)	(922,643)
Total deferred tax liabilities	(1,090,857)	(1,066,071)
Deferred tax asset/(liability)	(36,754)	186,345

(c)      Changes

Deferred income tax assets	December 31, 2016	Net change	December 31, 2017
Provisions	524,129	(41,266)	482,863
Actuarial gain/loss – G1	85,044	(85,044)	-
Pension obligations - G1	167,922	(2,419)	165,503
Donations of underlying asset on concession agreements	57,317	(2,205)	55,112
Credit losses	266,757	(67,694)	199,063
Other	151,247	315	151,562
Total	1,252,416	(198,313)	1,054,103

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(492,341)	32,164	(460,177)
Capitalization of borrowing costs	(374,512)	(40,867)	(415,379)
Profit on supply to governmental entities	(92,365)	15,660	(76,705)
Actuarial gain/loss – G1	-	(36,538)	(36,538)
Construction margin	(91,790)	2,843	(88,947)
Borrowing costs	(15,063)	1,952	(13,111)
Total	(1,066,071)	(24,786)	(1,090,857)

Deferred tax asset/(liability), net	186,345	(223,099)	(36,754)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Deferred income tax assets	December 31, 2015	Net change	December 31, 2016
Provisions	480,378	43,751	524,129
Actuarial gain/loss – G1	-	85,044	85,044
Pension obligations - G1	256,808	(88,886)	167,922
Donations of underlying asset on concession agreements	53,206	4,111	57,317
Credit losses	213,171	53,586	266,757
Tax losses	58,829	(58,829)	-
Other	121,550	29,697	151,247
Total	1,183,942	68,474	1,252,416

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(524,495)	32,154	(492,341)
Capitalization of borrowing costs	(309,648)	(64,864)	(374,512)
Profit on supply to governmental entities	(81,055)	(11,310)	(92,365)
Actuarial gain/loss – G1	(33,726)	33,726	-
Construction margin	(94,921)	3,131	(91,790)
Borrowing costs	(11,855)	(3,208)	(15,063)
Total	(1,055,700)	(10,371)	(1,066,071)

Deferred tax asset, net	128,242	58,103	186,345

	December 31, 2017	December 31, 2016

Opening balance	186,345	128,242
Net change in the year:
- corresponding entry to the income statement	(101,517)	(60,667)
- corresponding entry to valuation adjustments to equity (Note 20 (b))	(121,582)	118,770

Total change, net	(223,099)	58,103
Closing balance	(36,754)	186,345

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(d)      Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2017	December 31, 2016

Profit before income taxes	3,503,614	4,129,054
Statutory rate	34%	34%

Estimated expense at statutory rate	(1,191,229)	(1,403,878)
Tax benefit of interest on equity	245,444	245,637
Permanent differences
Provision – Law 4,819/58 – Go (i)	(57,104)	(63,039)
Donations	(12,413)	(10,987)
Other differences	30,998	50,311

Income tax and social contribution	(984,304)	(1,181,956)

Current income tax and social contribution	(882,787)	(1,121,289)
Deferred income tax and social contribution	(101,517)	(60,667)
Effective rate	28%	29%

(i)     Permanent difference related to the provision for actuarial liability (Note 20 (b) (iii)).

19           Provisions

                (a)   Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is party to a number of claims and legal and administrative proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15. The ultimate timing and amounts of the payments depends on the outcome of the court cases. The provisions, net of escrow deposits are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	Provisions	Escrow deposits	December 31, 2017	Provisions	Escrow deposits	December 31, 2016
Customer claims (i)	438,619	(56,301)	382,318	572,210	(97,171)	475,039
Supplier claims (ii)	332,037	(259,608)	72,429	332,667	(251,510)	81,157
Other civil claims (iii)	114,544	(16,227)	98,317	131,286	(12,652)	118,634
Tax claims (iv)	77,100	(5,507)	71,593	69,898	(2,986)	66,912
Labor claims (v)	299,842	(6,741)	293,101	285,413	(3,202)	282,211
Environmental claims (vi)	160,446	-	160,446	150,084	(962)	149,122
Total	1,422,588	(344,384)	1,078,204	1,541,558	(368,483)	1,173,075

Current	607,959	-	607,959	730,334	-	730,334
Noncurrent	814,629	(344,384)	470,245	811,224	(368,483)	442,741

(II) Changes

	December 31, 2016	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2017
Customer claims (i)	572,210	26,642	44,805	(138,466)	(66,572)	438,619
Supplier claims (ii)	332,667	23,017	36,888	(39,433)	(21,102)	332,037
Other civil claims (iii)	131,286	13,517	12,057	(19,975)	(22,341)	114,544
Tax claims (iv)	69,898	6,877	7,392	(259)	(6,808)	77,100
Labor claims (v)	285,413	55,106	38,861	(43,498)	(36,040)	299,842
Environmental claims (vi)	150,084	32,377	16,156	(24,585)	(13,586)	160,446
Subtotal	1,541,558	157,536	156,159	(266,216)	(166,449)	1,422,588
Escrow deposits	(368,483)	(29,089)	(7,823)	15,354	45,657	(344,384)
Total	1,173,075	128,447	148,336	(250,862)	(120,792)	1,078,204

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2016
Customer claims (i)	561,061	109,540	95,459	(87,334)	(106,516)	572,210
Supplier claims (ii)	296,660	12,885	43,679	(20,018)	(539)	332,667
Other civil claims (iii)	124,833	20,638	19,940	(8,080)	(26,045)	131,286
Tax claims (iv)	62,812	20,716	14,265	(4,621)	(23,274)	69,898
Labor claims (v)	283,991	51,408	29,419	(37,072)	(42,333)	285,413
Environmental claims (vi)	83,520	68,485	23,508	-	(25,429)	150,084
Subtotal	1,412,877	283,672	226,270	(157,125)	(224,136)	1,541,558
Escrow deposits	(330,663)	(38,269)	(27,153)	9,601	18,001	(368,483)
Total	1,082,214	245,403	199,117	(147,524)	(206,135)	1,173,075

(b)      Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	December 31, 2017	December 31, 2016
Customer claims (i)	219,900	306,500
Supplier claims (ii)	1,430,600	1,422,000
Other civil claims (iii)	733,100	709,400
Tax claims (iv)	1,291,000	1,143,000
Labor claims (v)	677,400	533,600
Environmental claims (vi)	3,879,000	3,317,600
Total	8,231,000	7,432,100

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(c)      Explanation on the nature of main classes of lawsuits

(i)                     Customer claims

Approximately 1,070 lawsuits (1,140 as of December 31, 2016) were filed by commercial customers, who claim that their tariffs should correspond to other consumer categories, and 680 lawsuits (710 as of December 31, 2016) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 50 lawsuits (50 as of December 31, 2016) in which customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels. The R$ 92,721 decrease in accrued lawsuits was mainly due to payments in the period, while the R$ 86,600 decrease in lawsuits deemed as contingent liabilities is mainly related to revision of expectations arising from court decisions in the period.

(ii)             Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels.

(iv)            Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's management. The
R$ 148,000 increase in lawsuits deemed as contingent liabilities is mainly related to the new claims filed and update of lawsuits in progress.

(a) In 2006, the Brazilian Federal Revenue Service, by means of a tax execution, verified the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and issued a tax assessment adjusted through December 31, 2017 in the amount of R$ 52,192 (R$ 50,203 as of December 31, 2016).  The Company appealed this recognition and was granted a partial relief in the first administrative instance. In December 2015, it filed a Voluntary Appeal against the part of the decision that was unfavorable to it. Management considers that this administrative proceeding is deemed as a contingent liability.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(b) The municipality of São Paulo, through law, revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$ 547,510 (R$ 501,060 as of December 31, 2016), which currently are subject-matter of Tax Foreclosures, deemed by the Management as contingent liabilities. SABESP filed a writ of mandamus against this revocation, which was rejected. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. The appellate decision was favorable to the Company. The Municipality’s special and extraordinary appeal is still pending. The Company’s Management deemed the proceeding as contingent liability.

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2017 and is R$ 42,173 (R$ 62,039 as of December 31, 2016).  Management considered this administrative proceeding as a contingent liability.

(d) The Company’s request for an authorization to offset taxes was rejected, overdue in the periods of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to inflation adjustment over the financial statements (Law 8,200/91), which was anticipated in 1996 due to an injunction, after excluded due discontinuance of proceeding and application of Provisional Measure 38/02. The Administrative Council of Tax Appeals rejected the credit from 1997. The amount involved was adjusted through December 31, 2017 and is estimated at R$ 51,374 (R$ 49,682 as of December 31, 2016). Management considered this administrative proceeding as a contingent liability.

(e) Some municipalities have filed several lawsuits against SABESP related to taxes and fines in general, which were accrued and deemed as contingent liabilities. As of December 31, 2017, the restated amounts of such lawsuits were R$ 40,123 (R$ 39,495 as of December 31, 2016) and R$ 582,168 (R$ 466,407 as of December 31, 2016), respectively.

(f) In 2005, the Brazilian Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$ 56,118, and R$ 8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$ 11,164 and R$ 698, totaling R$ 11,862 million. As the company was granted a partial relief in this matter, it considered the restated amount of R$ 8,296 as of December 31, 2017 (R$ 8,010 as of December 31, 2017) as a contingent liability and accrued R$ 1,415 (R$ 1,366 as of December 31, 2016) pursuant to item 3.15.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal laws that levy the collection of taxes deriving from the use of public areas in the water and sewage network installation for  the rendering of basic sanitation public utilities. The first writ of mandamus was judged groundless at the lower court and the Court of Justice of São Paulo, in the appeal's records, partially granted relief to recognize the impossibility of charging the monthly contribution, due to unconstitutionality, deeming as valid the need of security and other requirements to issue the Statement of Use Permit– TPU, however, this decision had no effect since the rules, subject-matter of the first writ of mandamus were revoked.  The second writ of mandamus was granted partial relief to prohibit the enforceability of public price and the security for the use of public areas deriving from the municipal laws.  The municipality’s appeal, which was filed as special and extraordinary appeals, was rejected and is pending judgment. At the same time, the São Paulo State Appellate Court suspended the lawsuit until a final pronouncement regarding Federal Supreme Court’s general repercussion matter no. 261 on the Fee – Occupation – Light Pole – Electricity. Management considered it as a contingent liability, but was not able to estimate the amount involved, given the specificities of the lawsuit.

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels. The R$ 143,800 increase in lawsuits deemed as contingent liabilities is mainly due to the new lawsuits filed and updates on lawsuits in progress.

(vi)            Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$ 561,400 increase in lawsuits deemed as contingent liabilities is mainly due to the new lawsuits filed and updates on lawsuits in progress.

Among the main lawsuits the Company is involved, there are public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(d)      Other concession-related legal proceedings

The Company is party in concessions-related proceedings, where it challenges damage-related issues to recover the right of operating water supply and sewage collection services in few municipalities or the right to continue operating said services.

The amount of the intangible assets related to the municipalities mentioned in the lawsuits mentioned below (except for item “h”) totaled R$ 28,417 as of December 31, 2017 (R$ 28,273 as of December 31, 2016), of which
R$ 24,071 (items “c” to “g”) reclassified to indemnities receivable in noncurrent assets, and estimated losses in the full amount of the claim were recorded (see Note 14 (b)). All municipalities mentioned below are not operated by the Company. When a municipality is awarded a final and unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

(a) Cajobi filed an action to recover possession against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets; the likelihood of the Company resuming operations is remote. As of February 18, 2018, the appeal filed in the Appellate Court was denied. Meanwhile, SABESP has filed a motion against the municipality of Cajobi aiming at the enumeration and appraisal of the concession assets, which is in the forensic accounting stage and will support the subsequent filing of an action for damages;

(b) Macatuba filed an action to recover possession against SABESP, which was granted relief; the likelihood of the Company resuming operations is remote. Meanwhile, SABESP has filed an appeal requesting the payment by the municipality of indemnity related to non-amortized reversible assets. The action is in the forensic accounting stage.  In this same action, the municipality of Macatuba counterclaimed because it believes that SABESP earned, through the collection of tariffs, more than the amount invested in the water and sewage system, requesting that the Company be sentenced to pay an indemnity to be calculated by forensic experts, which is deemed as a contingent liability;

(c) The Company filed a repossession action against the municipality of Álvares Florence, which was deemed groundless in an unappealable judgment. SABESP also filed an action for damages, requiring the payment related to non-amortized reversible assets. The Court sentenced the municipality to comply with the terms of the agreement. The municipality then filed motion and the appeal is pending judgment;

(d) Embaúba filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment.  The indemnity action was judged groundless in first instance and upheld by the Court of Justice. SABESP filed a motion that is still pending judgment;

(e) Araçoiaba da Serra filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment.  SABESP filed an indemnity action, which is in progress, in the forensic expert stage;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(f) Itapira filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets, which was issued final and unappealable decision.  SABESP filed an indemnity action, which is pending judgment;

(g) Tuiuti, through an action, obtained the right to continue operating water and sewage services. However, in a counter-claim, the municipality was sentenced to pay an indemnity, as a final decision that became an execution object by SABESP. As of December 7, 2016, an official communication was issued requesting the payment of the award;

(h) Mauá is a defendant in a lawsuit filed by SABESP in 1996, in order to receive indemnification for its investments during the period of the concession agreement. The court found for the plaintiff and the decision was executed. The lawsuit is currently pending payment through registered warranties. The assets object of indemnification total R$ 85,918; estimated losses in the full amount were recorded.

(e)      Environmental claims with agreements entered into in 2017

In 2017, the Company entered into several legal and administrative agreements totaling R$ 41,133. Of this amount, R$ 19,077 is related to the construction and R$ 22,056 to environmental indemnifications, recorded under “other liabilities”. The accumulated balance as of December 31, 2017, corresponding to environmental indemnifications, totaled R$ 43,014 (R$ 20,626 as of December 31, 2016).

(f)       Guarantee insurance for escrow deposit

The Company contracts guarantee insurance for the issue of policy, which was renewed as of May 25, 2017, in the amount of R$ 500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

In 2017, the Company used R$ 101,192 of the total contracted amount (R$ 134,377 in 2016).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

20          Employees benefits

(a)      Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.7% (7.3% as of December 31, 2016) on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.8% of payroll, on average.

(b)      Pension plan benefits

	December 31, 2017	December 31, 2016
Funded plan – G1 (i)
Present value of defined benefit obligations	2,319,841	2,465,721
Fair value of the plan assets	(1,931,380)	(1,712,551)

Net liabilities recognized for defined benefit obligations	388,461	753,170

Unfunded plan – G0 (iii)
Present value of defined benefit obligations	2,543,877	2,512,080

Net liabilities recognized for defined benefit obligations	2,543,877	2,512,080

Liability as per statement of financial position – pension obligations (*)	2,932,338	3,265,250

In spite of the decrease in interest rate in the year, the decrease of actuarial liability was mainly due to the debt equation in 2017.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Pursuant to CPC33 (R1) and IAS19, the Company recognizes (gains)/losses, due to changes in assumptions under equity, as valuation adjustments to equity, as shown below:

	G1 Plan	G0 Plan	Total
As of December 31, 2017
Actuarial gains/(losses) on obligations	305,511	51,535	357,046
Gains/(losses) on financial assets	52,083	-	52,083
Total gains/(losses)	357,594	51,535	409,129
Deferred income tax and social contribution - G1 Plan	(121,582)	-	(121,582)
Valuation adjustments to equity	236,012	51,535	287,547

	G1 Plan	G0 Plan	Total
As of December 31, 2016
Actuarial gains/(losses) on obligations	(541,783)	(241,711)	(783,494)
Gains/(losses) on financial assets	192,458	-	192,458
Total gains/(losses)	(349,325)	(241,711)	(591,036)
Deferred income tax and social contribution - G1 Plan	118,770	-	118,770
Valuation adjustments to equity	(230,555)	(241,711)	(472,266)

(i)          G1 Plan

The Company sponsors a defined benefit pension plan for its employees ("G1 Plan"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•         0.99% of the portion of the salary of participation up to 20 salaries; and

•         8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2017, SABESP had a net actuarial liability of R$ 388,461 (R$ 753,170 as of December 31, 2016) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	2017	2016
Defined benefit obligation, beginning of the year	2,465,721	2,252,204
Current service cost	17,582	35,845
Interest cost	260,409	285,227
Actuarial (gains)/losses recorded as other comprehensive income	(305,511)	541,783
Effect of the plan migration – early reduction/curtailment	-	(525,992)
Benefits paid	(118,360)	(123,346)

Defined benefit obligation, end of the year	2,319,841	2,465,721

Below, the change of fair value of the plan during the year:

	2017	2016
Fair value of the plan’s assets, beginning of the year	1,712,551	1,586,930
Expected return on the plan assets	183,689	201,779
Company’s contributions	48,742	23,046
Expected participants’ contributions	52,675	23,525
Benefits paid	(118,360)	(123,347)
Actuarial gains/(losses) recorded as other comprehensive income	52,083	192,458
Effect of the plan migration – early reduction/curtailment	-	(191,840)
Fair value of the plan’s assets, end of the year	1,931,380	1,712,551

(Deficit)/Surplus	(388,461)	(753,170)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The amounts recognized in the year are as follows:

	2017	2016
Current service cost	(35,093)	13,562
Interest cost rate	260,409	285,227
Expected return on the plan assets	(183,689)	(201,778)
Total expenses	41,627	97,011

In 2017, the expenses related to defined pension plan amounting to R$ 35,156, R$ 1,864 and R$ 619 were recorded in operating costs, selling and administrative expenses, respectively (R$ 60,263, R$ 7,982 and R$ 24,557, respectively, in 2016).  The amount of R$ 3,988 (R$ 4,209 in 2016) was capitalized in intangible assets.

Estimated expenses	2018
Service cost	15,228
Interest cost rates	213,201
Participants contribution	(37,659)
Net profitability on financial assets	(179,449)
Expense to be recognized by the employer	11,321

Actuarial assumptions:

	2017	2016

Discount rate – actual rate (NTN-B)	5.35% p.a.	5.74% p.a.
Inflation rate	3.96% p.a.	4.87% p.a.
Expected rate of return on assets	9.52% p.a.	10.89% p.a.
Future salary increase	6.04% p.a.	6.97% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants as of December 31, 2017 was 4,317 (4,547 as of December 31, 2016), and of inactive participants was 6,978 (6,896 as of December 31, 2016).

The benefit to be paid of G1 pension plan, expected for 2018 is R$ 165,307.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The contributions of the Company and participants of Plan G1 in 2017 were R$ 48,742 (R$ 24,288 in 2016) and R$ 52,047 (R$ 21,895 in 2016), respectively. Of this amount, the Company and the participants’ payments corresponding to the actuarial deficit of the G1 funded plan in 2017, totaled R$ 35,931 and R$ 38,668, respectively.

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2017 regarding the changes in the main assumptions are:

Plan – G1	Changes in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$ 257,172
	Decrease of 1.0%	Increase of R$ 309,440
Wages increase rate	Increase of 1.0%	Increase of R$ 33,484
	Decrease of 1.0%	Decrease of R$ 29,143
Life expectation	Increase of 1 year	Increase of R$ 40,729
	Decrease of 1 year	Decrease of R$ 41,838

Plan’s assets

The plan investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts as well as requirements under the law. The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by Sabesprev and independent financial advisors:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

		December 31, 2017	December 31, 2016
Fixed income
- NTNBs		1,064,935	997,027
- NTNCs		146,495	141,405
- NTNFs		-	5,803
Government bonds in own portfolio	(a)	1,211,430	1,144,235
Fixed income fund quotas	(b)	260,352	95,854
Private credit investment fund quotas	(c)	135,454	139,665
Debentures		3,902	3,940
Total fixed income		1,611,138	1,383,694

Equities
Stocks investment fund quotas	(d)	195,459	180,721
Shares		3,903	15,467
Total equities		199,362	196,188

Structured investments
Equity investment fund quotas	(e)	86,193	76,680
Real estate investment fund quotas	(f)	27,170	18,428
Multimarket investment fund quotas	(g)	-	31,195
Total structured investments		113,363	126,303

Other	(h)	7,517	6,366

Fair value of the plan assets		1,931,380	1,712,551

(a) Fixed income: it is composed of government bonds issued by the National Treasury, between 2024 and 2055. These instruments are indexed by NTN-b indexed by IPCA (Extended Consumer Price Index) and  NTN-c indexed by IGPM (General Market Price Index).

(b) Fixed Income Fund Quotas: investment funds that seek return on fixed income assets and shall have   at least, 80% of the portfolio in directly related assets, summed up via derivatives to the risk factor.

(c) Private Credit Investment Fund Quotas: funds that seek return by means of the acquisition of operations representing corporate debts or disseminated receivables portfolios (rights or bonds), originated and sold by several assignors who anticipate funds and have receivables from several business activities as guarantee.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(d) Equities: equity fund composed of Brazilian companies’ stocks listed at B3.

(e) Equity Investment Fund Quotas: it is composed of a closed-ended investment fund. The assets under its management are destined to the acquisition of stocks, debentures, warrants or other securities convertible or swappable into shares issued by companies trading in stock exchanges or not.

(f) Real Estate Investment Fund Quotas: Funds investing in real estate projects (commercial buildings, shopping centers, hospitals, etc.). The return on capital invested occurs by sharing the Fund’s proceeds or sale of its quotas in the Fund.

(g) Multimarket Investment Fund Quotas: Investment funds that use several investment strategies available in the capital markets in order to obtain return higher than the CDI.

(h) Other: Investment fund quotas in global companies’ stocks, mostly US companies, borrowings, real estate, etc., reducing operational and contingent liabilities.

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) papers securitized by the National Treasury will not be permitted;

ii) derivative instruments must be used for hedge.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for internal management, are as follows:

i) day-trade operations will not be permitted;

ii) sale of uncovered share is prohibited;

iii) swap operations without guarantee are  prohibited

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of  asset or selling  short, such operations cannot result in losses higher than   invested amounts.

As of December 31, 2017, Sabesprev had in its investment portfolio debentures issued by the Company in the amount of R$ 3,899 (R$ 3,937 as of December 31, 2016). The real estate held in the portfolio is not used by the Company.

The assets’ consolidated profitability came to 12.02% in 2017, exceeding its actuarial target of 7.68%. in 2016, profitability came to 15.99%, exceeding the actuarial target of 12.44%.

Concerning Fixed Income, the strategies focused on government bonds prevailed. Said bonds appreciated given the above-mentioned expectation of approval of structural reforms.

Concerning Equities, following the same dynamics, shares of Brazilian companies traded on the B3 appreciated, anticipating expected profit growth arising from a possible economic recovery. In 2017, the return of main Brazilian stock index, the Ibovespa, recorded 26.86%, against 38.94% in 2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Structured Investments depreciated slightly due to investments in Private Equity Funds, which require initial investments before generating the expected returns from the sale of the investees after development and appreciation.

(ii)        Private pension plan benefits – Defined contribution

As of December 31, 2017, Sabesprev Mais plan, based on defined contribution, had 9,328 active and assisted participants (9,453 as of December 31, 2016).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants. In 2017, expenses related to the obligation of defined contribution, totaling
R$ 12,034, R$ 1,744 and R$ 3,245, were allocated to operating costs, selling expenses and administrative expenses.  The amount of R$ 2,197 was capitalized in assets. In August 2016, the Company concluded the migration process initiated in 2010 and paid R$ 30,891, corresponding to a non-recurring contribution and incentive to participants who migrated, and R$ 7,214, corresponding to the previous balance, related to the migration that began in 2010.

The Company has made contributions in the amount of R$ 19,220 in 2017 (R$ 10,750 as of December 31, 2016).

(iii)    G0 Plan

Pursuant to Law 4,819/58, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts that will be reimbursed by the State Government. As of December 31, 2017, the Company recorded a defined benefit obligation for Plan G0 of R$ 2,543,877 (R$ 2,512,080 as of December 31, 2016).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

	2017	2016
Defined benefit obligation, beginning of the year	2,512,080	2,166,942
Current interest expense and service costs	262,873	282,117
Actuarial (gains)/losses recorded as other comprehensive income	(51,535)	241,711
Benefits paid	(179,541)	(178,690)

Defined benefit obligation, end of the year	2,543,877	2,512,080

The amounts recognized in the year are as follows:

	2017	2016

Current interest expense and service costs	262,873	282,117
Amount received from GESP (undisputed amount)	(95,191)	(96,709)
Total expenses	167,682	185,408

In 2017 and 2016, the expense related to the defined benefit obligation under Plan G0 were recorded in administrative expenses.

Estimated expenses	2018

Interest cost rate	232,248
Expense to be recognized	232,248

The main actuarial assumptions used:

	2017	2016

Discount rate – actual rate (NTN-B)	5.30% p.a.	5.71% p.a.
Inflation rate	3.96% p.a.	4.87% p.a.
Future salary increase	6.04% p.a.	6.97% p.a.
Mortality table	AT-2000	AT-2000

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

The number of active participants of Plan - Go as of December 31, 2017 was 10 (13 as of December 31, 2016). The number of beneficiaries, retirees and survivors as of December 31, 2017 was 2,294 (2,200 as of December 31, 2016).

The benefit payable from the Go pension plan expected for 2018 is R$ 186,991.

The sensitivity analysis of defined benefit pension plan as of December 31, 2017 to the changes in the main assumptions is:

Plan – G0	Changes in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$ 227,083
	Decrease of 1.0%	Increase of R$ 267,435
Wages growth rate	Increase of 1.0%	Increase of R$ 273,937
	Decrease of 1.0%	Decrease of R$ 235,976
Life expectation	Increase of 1 year	Increase of R$ 73,736
	Decrease of 1 year	Decrease of R$ 74,033

(c)      Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached.  As of December 31, 2017, the Program’s balance payable was recorded under “salaries, payroll charges and social contributions” in the amount of R$ 94,352 (R$ 83,687 as at December 31, 2016).

21           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others.  This account also includes the amounts payable   to the Municipal Fund of Environmental Sanitation and Infrastructure based on a percentage of the revenues from São Paulo local government (Note 14 (c) (v)).  The balances as of December 31, 2017 and 2016 were R$ 408,275 and R$ 460,054, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

22           Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$ 15,000,000 (R$ 15,000,000 as of December 31, 2016), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares with no par value as of December 31, 2017 and 2016, held as follows:

	December 31, 2017		December 31, 2016
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50,26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	201,026,895	29,41%	206,955,305	30.28%
The Bank of New York ADR Department (equivalent in shares) (*)	136,790,413	20,01%	132,401,813	19.37%
Other	2,168,276	0,32%	628,466	0.09%

	683,509,869	100,00%	683,509,869	100.00%

(*)       each ADR corresponds to 1 share.

(c)          Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law.  The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

2017
Profit for the year	2,519,310
(-) Legal reserve - 5%	125,965

2,393,345

Minimum mandatory dividend – 25% (R$ 0.87539 per share)	598,336

On April 28, 2017, the Shareholders’ General Meeting approved the distribution of dividends as interest on capital amounting to R$ 123,557, for the 2016 fiscal year. Therefore, the amount of R$ 62,719 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2016 equity under “Additional proposed dividends” was transferred to current liabilities.  These amounts started being paid in June 2017.

The Company proposed dividends as interest on capital in the amount of R$ 598,336 (R$ 699,936 in 2016) and additional proposed dividends in the amount of R$ 105,543 (R$ 123,557 in 2016), totaling R$ 703,879 (R$ 823,493 in 2016), corresponding to R$ 1.0298 per common share (R$ 1.2048 in 2016), to be resolved on the Shareholders’ Meeting to be held on April 27, 2018.

The Company declared dividends payable as interest on capital in the amount of R$ 598,336 (R$ 699,936 in 2016), which considers the minimum dividend amount set forth in the Bylaws.  The amount exceeding the minimum mandatory dividend due in the year of R$ 105,543 (R$ 123,557 in 2016) was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$ 52,004
(R$ 60,838 in 2016).

Pursuant to CVM Resolution 207/1996, the Company imputed interest on capital to the minimum dividend by its net value of withholding income tax. The amount of R$ 52,004 (R$ 60,838 in 2016) referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The interest on capital balance payable as of December 31, 2017, totaling R$ 598,612 (R$ 700,034 in 2016), refers to the amount of R$ 598,336 (R$ 699,936 in 2016) declared in 2017, net of withholding income tax and R$ 276 declared in previous years (R$ 98 in 2016).

(d)         Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital.  However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock.  The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses and are not available for the payment of dividends.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(e)          Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2017 and 2016, the balance of investment reserve totaled R$ 6,939,296 and R$ 5,249,830, respectively.

Pursuant to paragraph four of article 28 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of profit for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I-   its balance, jointly with the balance of the other earnings reserves, except for reserves for contingencies and realizable profits, may not exceed the   capital stock;

II- the reserve is intended to guarantee the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b) to distribute dividends, at any moment;

c) in share redemption, reimbursement or purchase transactions authorized by    law;

d) in incorporation to the capital stock.

(f) Allocation of profit for the year

		2017
Profit
(+)	Profit for the year	2,519,310
(-)	Legal reserve – 5%	125,965
(-)	Minimum mandatory dividends	598,336
(-)	Additional proposed dividends	105,543
Investment reserve recorded in 2017		1,689,466

The Management will send for approval at the Shareholders’ Meeting, a proposal to transfer the retained earnings balance, in the amount of R$ 1,689,466 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(g)      Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(h)      Other comprehensive loss

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of income tax and social contribution effects. See Note 20 (b), the breakdown of amounts recorded in 2017 and 2016.

	G1	G0	Total

Balance as of December 31, 2016	(165,085)	(660,563)	(825,648)
Actuarial gains/(losses) for the year (Note 20 (b))	236,012	51,535	287,547
Balance as of December 31, 2017	70,927	(609,028)	(538,101)

23           Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to Company’s owners by the weighted average number of outstanding common shares during the year.  The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares.  Accordingly, basic and diluted earnings per share are equal.

	2017	2016

Equity attributable to Company’s owners	2,519,310	2,947,098
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	3.69	4.31

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

24          Business segment information

Management, comprised by the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	2017
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	12,223,746	3,150,877	15,374,623
Gross sales deductions	(766,390)	-	(766,390)
Net operating revenue	11,457,356	3,150,877	14,608,233
Costs, selling and administrative expenses	(7,566,104)	(3,080,542)	(10,646,646)
Income from operations before other operating expenses, net and equity accounting	3,891,252	70,335	3,961,587
Other operating income / (expenses), net			(5,679)
Equity accounting			5,760
Financial result, net			(458,054)
Income from operations before taxes			3,503,614
Depreciation and amortization	1,301,897	-	1,301,897

(i)      See note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional to long-lived asset information;

(ii)    Construction revenue and related costs not reported to the CODM.

	2016
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	11,122,232	3,732,877	14,855,109
Gross sales deductions	(756,901)	-	(756,901)
Net operating revenue	10,365,331	3,732,877	14,098,208
Costs, selling, general and administrative expenses	(7,026,699)	(3,651,364)	(10,678,063)
Income from operations before other operating expenses, net and equity accounting	3,338,632	81,513	3,420,145
Other operating income / (expenses), net			4,722
Equity accounting			4,740
Financial result, net			699,447
Income from operations before taxes			4,129,054
Depreciation and amortization	1,146,626	-	1,146,626

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i)      See note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional to long-lived asset information;

(ii)    Construction revenue and related costs not reported to the CODM.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Explanation on the reconciliation items for the Financial Statements.

The impacts on gross operating income and costs are as follows:

	2017	2016

Gross revenue from construction recognized under ICPC 1 (R1) (a)	3,150,877	3,732,877
Construction costs recognized under ICPC 1 (R1) (a)	(3,080,542)	(3,651,364)

Construction margin	70,335	81,513

(a)    Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 13 (f).

25          Insurance

The Company has insurance that covers fire and other damage to its assets and office buildings, and liabilities to third parties, among others. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 19 (e)) and traditional guarantee insurance. The Company contracts insurance through biddings processes with the participation of the main Brazilian and international insurance companies that operate in Brazil.

As of December 31, 2017, the Company’s insurance coverage is as follows:

Amount insured

Specified risks – fire	2,007,219
Engineering risk	1,043,368
Guarantee insurance for escrow deposit	500
Traditional guarantee insurance	100
Civil liability– D&O (Directors and Officers)	100
Civil liability – works	85,530
Domestic and international transportation	448
Civil liability – operations	3,000
Other	14
Total	3,140,279

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

26          Operating revenue

(a)    Revenue from sanitation services:

	2017	2016

Metropolitan region of São Paulo	8,636,926	7,749,694
Regional Systems	3,586,820	3,372,538
Total	12,223,746	11,122,232

(b)    Reconciliation between gross operating revenue and net operating revenue:

	2017	2016

Revenue from sanitation services (i)	12,223,746	11,122,232
Construction revenue	3,150,877	3,732,877
Sales tax	(757,619)	(756,901)
Regulation, Control and Oversight Fee (TRCF)	(8,771)	-
Net revenue	14,608,233	14,098,208

(i) Includes the amount of R$ 8,771 corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

27           Operating costs and expenses

	2017	2016
Operating costs
Salaries, payroll charges and benefits	(1,841,571)	(1,718,199)
Pension obligations	(48,381)	131,469
Construction costs (Note 24)	(3,080,542)	(3,651,364)
General supplies	(163,712)	(173,224)
Treatment supplies	(287,592)	(279,150)
Outsourced services	(857,063)	(845,334)
Electricity	(794,352)	(932,435)
General expenses	(531,985)	(471,965)
Depreciation and amortization	(1,173,765)	(1,072,918)
	(8,778,963)	(9,013,120)

Selling expenses
Salaries, payroll charges and benefits	(305,440)	(271,690)
Pension obligations	(7,296)	17,941
General supplies	(4,451)	(3,585)
Outsourced services	(258,287)	(278,565)
Electricity	(762)	(751)
General expenses	(94,112)	(93,180)
Depreciation and amortization	(15,664)	(9,729)
Bad debt expenses, net of recoveries (Note 9 (c))	(82,681)	(90,488)
	(768,693)	(730,047)

Administrative expenses
Salaries, payroll charges and benefits	(229,752)	(194,357)
Pension obligations	(171,830)	(136,358)
General supplies	(5,675)	(2,585)
Outsourced services	(183,746)	(154,926)
Electricity	(965)	(1,848)
General expenses	(302,113)	(289,862)
Depreciation and amortization	(112,468)	(63,979)
Tax expenses	(92,441)	(90,981)
	(1,098,990)	(934,896)

Operating costs and expenses
Salaries, payroll charges and benefits	(2,376,763)	(2,184,246)
Pension obligations	(227,507)	13,052
Construction costs (Note 24)	(3,080,542)	(3,651,364)
General supplies	(173,838)	(179,394)
Treatment supplies	(287,592)	(279,150)
Outsourced services	(1,299,096)	(1,278,825)
Electricity	(796,079)	(935,034)
General expenses	(928,210)	(855,007)
Depreciation and amortization	(1,301,897)	(1,146,626)
Tax expenses	(92,441)	(90,981)
Bad debt expense, net of recoveries (Note 9 (c))	(82,681)	(90,488)
	(10,646,646)	(10,678,063)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

28          Financial income (expenses)

	2017	2016
Financial expenses
Interest and charges on borrowings and financing – local currency (i)	(289,780)	(317,379)
Interest and charges on borrowings and financing – foreign currency	(119,100)	(113,268)
Other financial expenses (ii)	(97,533)	(86,372)
Income tax over international remittance	(17,901)	(18,823)
Inflation adjustment on loans and financing (iii)	(62,787)	(121,036)
Inflation adjustment on Sabesprev Mais deficit	-	(891)
Other inflation adjustments (iv)	(50,941)	(48,634)
Interest and inflation adjustments on provisions (v)	(50,238)	(133,488)
Total financial expenses	(688,280)	(839,891)

Financial income
Inflation adjustment gains (vi)	89,010	152,154
Income on short-term investments (vii)	195,992	209,376
Interest income (viii)	57,166	99,068
Cofins and Pasep	(16,366)	(23,535)
Other	442	11,647
Total financial income	326,244	448,710

Financial income (expenses), net before exchange rate changes	(362,036)	(391,181)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (ix)	(96,300)	1,090,466
Other exchange rate changes	(54)	(209)
Exchange gains	336	371
Exchange rate changes, net	(96,018)	1,090,628

Financial income (expenses), net	(458,054)	699,447

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

(i)      Interest expenses on loans and financing in local currency decreased mainly as a result of the variation of floating interest rates that remunerate these agreements. The main variations were in the average CDI and TJLP, of 9.9% and 7.0%, respectively, in 2017 (14.0% and 7.5%, respectively, in 2016).

(ii)    The variation in other financial expenses is mainly a result of the increase in expenses with the present value adjustment of long-term liabilities and funding costs related to loans and financing.

(iii)   The monetary variation derives mainly from the lower variation of the IPCA in 2017, versus 2016 (2.95% and 6.29%, respectively). The exposures to this rate are shown in Note 5.1 (d).

(iv)   Expenses mainly related to inflation adjustments related to the commitments required by public-private partnerships, program contracts commitments and agreements.

(v)     The decrease arises from the decline in the rate practiced by the Court, from 7.39% in 2016 to 1.94% in 2017.

(vi)   The monetary variation gains decrease due to the lower restatement of the agreement entered into with the São Paulo State Government (GESP) in 2017 and the reduction in the National Consumer Price Index (INPC), used to restate escrow deposits.

(vii)  The decrease is a result of the decrease in the CDI rate, of 13.75% p.a. in 2016 and 6.89% p.a. in 2017.

(viii) The R$ 39,567 decrease in interest income arises mainly from the recognition of present value adjustment on new installment payment agreements entered into with customers in 2017.

(ix)   The change in expenses mainly reflects the appreciation of the U.S. dollar and the yen against the real in 2017 (1.5% and 5.3%, respectively), compared to the depreciation presented in 2016 (16.5% and 13.9%, respectively).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

29          Other operating income (expenses), net

	2017	2016

Other operating income, net	75,410	62,570
Other operating expenses	(81,089)	(57,848)

Other operating income (expenses), net	(5,679)	4,722

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating expenses consist mainly of derecognition of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

30          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of December 31, 2017:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,459,864	1,151,641	381,119	1,216,835	4,209,459
Contractual obligations – Investments	1,779,320	2,121,493	1,031,762	5,970,069	10,902,644
Total	3,239,184	3,273,134	1,412,881	7,186,904	15,112,103

The main commitment refers to São Lourenço PPP. See Note 14 (g).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

31           Supplemental cash flow information

	2017	2016

Total additions to intangible assets (Note 14 (b))	3,490,298	3,855,831

Items not affecting cash (see breakdown below)	(1,532,518)	(1,747,664)

Total additions to intangible assets as per statement of cash flows	1,957,780	2,108,167

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (d))	649,048	700,743
Contractors payable	213,340	57,431
Program contract commitments	95,126	4,262
Public Private Partnership - São Lourenço PPP (Note 14 (g))	501,591	893,181
Leases	3,078	10,534
Construction margin (Note 24)	70,335	81,513
Total	1,532,518	1,747,664

32          Events after the reporting period

  Tariff revision

- On January 16, 2018, the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) published Public Consultation Notice 01/2018 ("Notice"), asking the public for opinions and inputs on the calculation methodology to be adopted in the final stage of SABESP’s Second Ordinary Tariff Revision.

- On January 19, 2018, ARSESP published Resolution 780, which includes the events calendar of the final stage of SABESP’s 2nd Ordinary Tariff Revision.

The Final Maximum Average Tariff (Final P0) will be disclosed by May 10, 2018, and applied pursuant to article 39 of Law 11,445/2007.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

Differences in revenue arising from differences in the amounts authorized on October 10, 2017 (Preliminary P0) and the tariffs to be calculated at the final stage of the Second Ordinary Tariff Revision (Final P0) will be duly offset and applied to the water supply and sewage public utility service tariffs.

Additionally, ARSESP published Public Hearing Notice 01/2018, referring to Stage 2 of the schedule, which was held on January 29, 2018.

- On February 21, 2018, ARSESP released the Business Plan, which is the object of SABESP’s Second Ordinary Tariff Revision.

    As part of the Business Plan, on page 85, the Company highlights “Table: CAPEX - Program disbursements”, which totals R$ 13.9 billion for the 2017-2021 period, which is available to the market, and “Table: CAPEX - Program constructions”, which totals R$ 15.5 billion for the 2017-2021 period.

- On March 26, 2018, ARSESP disclosed Preliminary Technical Note NT.F-0004-2018 that included the Proposal for Calculation of the Maximum Average Tarif (P0) of SABESP’s Second Ordinary Tariff Revision and Factor X: Final Stage.

The Period for Consultation and Public Hearing 03/2018 is from March 27, 2018 to April 17, 2018.

Final Regulatory Remuneration Base	R$ 38.4 billion
WACC	8.11%
Factor X	0.9287%
P0	R$ 3.8207/m3
Tariff Repositioning Index (IRT)	4.7744%

The proposed Tariff Repositioning Index of 4.7744% should be applied on a straight line basis to the current tariff tables.

  22nd Issue Debentures

On February 19, 2018, the Company held the 22ndt issue of unsecured debentures, not convertible into shares, in up to three series, for public distribution, with restricted placement efforts, pursuant to CVM Instruction 476, totaling R$ 750 million. The first series, totaling R$ 100 million, is due in three years and is remunerated at CDI + 0.58% p.a., the second series, totaling R$ 400 million, is due in five years and is remunerated at CDI + 0.90% p.a., and the third series, totaling R$ 250 million, is due in seven years and is remunerated at IPCA + 6.00% p.a. The proceeds from the Debenture issues will be allocated to refinance the financial commitments and recover the level of cash balances.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017 and 2016

Amounts in thousands of reais, unless otherwise indicated

  SABESP’s Corporate Reorganization

On March 11, 2018, the São Paulo State Government ("Government") received a letter from a group of investors about the potential acquisition of part of the shares, which will be owned by the Government, to be issued by the Parent Company referred to in State Law 16,525/2017. The letter will be analyzed by the Board of the State Privatization Program (CDPED), which is in charge of deciding about the continuity and the conditions for the creation of the Parent Company and SABESP’s corporate reorganization. The operation addressed at the letter will be structured to occur exclusively within the scope of the Parent Company, not affecting SABESP’s control, which will remain with the Government in a manner consistent with the provisions of said state law. The investors’ identity and the content of the aforementioned letter will remain confidential, pursuant to the rules applicable to the administrative procedure established by CDPED for the purposes of the operation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Financial Statements

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, no. 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the financial statements for the year ended December 31, 2017.

São Paulo, March 27, 2018.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Jerson Kelman

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior

Corporate Management Officer

/s/ Edison Airoldi

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, no. 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2017.

São Paulo, March 27, 2018.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Jerson Kelman

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior

Corporate Management Officer

/s/ Edison Airoldi

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL REPORT

The members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2017 and based on analysis conducted by Management and the Audit Committee, also considering the Report of Independent Registered Public Accounting firm of KPMG Auditores Independentes, dated March 27, 2018, concluded that these are fairly presented, reason that they recommend to be sent for approval at the Shareholders’ Meeting.

São Paulo, March 27, 2018.

ALEXANDRE PEDERCINI ISSA

HUMBERTO MACEDO PUCCINELLI

JOALDIR REYNALDO MACHADO

PABLO ANDRES FERNANDEZ UHART

RUI BRASIL ASSIS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

STATUTORY AUDIT COMMITTEE’S SUMMARIZED ANNUAL REPORT - 2017

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

1.       PRESENTATION

The Statutory Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a body created at the Board of Directors’ Meeting of June 26, 2006 and is composed of three independent members of the Board of Directors. Pursuant to the U.S. Securities and Exchange Commission – SEC, the Committee performs its duty as SABESP’s Audit Committee, in conformity with provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory duties and defined in its Charter. The Committee’s responsibility is related to the review and monitoring, within its capacity of supervising the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, from independent auditors, internal audit, those in charge of risk management and internal controls and its own analyses deriving from its oversight and monitoring duties.

At the Annual Shareholders’ Meeting held on April 29, 2016, Messrs. Jerônimo Antunes, Reinaldo Guerreiro and Francisco Vidal Luna were re-elected as members of the Board of Directors and at the Board of Directors’ Meeting of May 12, 2016 they were reallocated as members of the Statutory Audit Committee, and Mr. Jerônimo Antunes was also reallocated as expert member, as the Committee’s coordinator.

At the Board of Directors’ Meeting held on September 30, 2016, the Independent Board Member Mr. Francisco Vidal Luna resigned from the position of member of the Statutory Audit Committee, and Mr. Luis Eduardo Alves de Assis was appointed as Independent Board Member to replace Mr. Luna.

At the Annual Shareholders’ Meeting held on April 28, 2017, Mr. Francisco Luiz Sibut Gomide was elected as member of the Board of Directors to take office until the Annual Shareholders’ Meeting of 2018; at the Board of Directors’ Meeting held on May 12, 2017, Mr. Gomide was appointed as member of the Statutory Audit Committee to replace Mr. Reinaldo Guerreiro.

At the Extraordinary Shareholders’ Meeting held on August 21, 2017, Mr. Lucas Navarro Prado was elected as member of the Board of Directors to take office until the Annual Shareholders’ Meeting of 2018; at the Board of Directors’ Meeting held on August 24, 2017, the Independent Board Member, Mr. Lucas Navarro Prado, was appointed as member of the Statutory Audit Committee to replace Mr. Francisco Luiz Sibut Gomide.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

2.      ACTIVITIES PERFORMED IN THE PERIOD

In the period between March 28, 2017 and March 27, 2018, the Committee held 27 meetings. These meetings involved SABESP’s officers, superintendents and managers. The minutes of the Committee’s meetings are handed over at the Board of Directors’ meetings, when the Committee’s Coordinator reports and points out to other Board members, when appropriate, the relevant issues identified in the Committee’s activities. The main activities performed were:

•         Review, approval and supervision of the Internal Audit’s work plan;

•         Approval of the Fraud Risk Assessment work plan;

•         Monitoring of the provisions and legal contingencies;

•         Monitoring of corporate risk management activities;

•         Monitoring of compliance activities;

•         Assessment and monitoring of Internal Controls efficacy;

•         Monitoring of Ombudsman activities;

•         Monitoring of the Ethics and Conduct Committee’s activities;

•         Monitoring of verifications and complaints received via the Complaints Channel;

•         Supervision of independent auditor’s performance;

•         Monitoring of implementation of action plans, deriving from recommendations of Internal and Independent Auditors;

•         Identification and recommendation on processes improvement, during discussions with several areas involved, as well as the monitoring of these recommendations implementations;

•         Monitoring of the preparation process of financial statements, in conformity with the accounting practices adopted in Brazil and the International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board - IASB; and

•         Review of the Quarterly Financial Information - ITR, the Annual Management Report, the Financial Statements, the Reference Form and the 20-F Form.

The Committee held four meetings jointly with SABESP’s Fiscal Council to review the Quarterly Financial Information for the quarters ended March 31, June 30 and September 30, 2017 and the Financial Statements for the fiscal year ended December 31, 2017.

3.      RECOMMENDATIONS TO IMPROVE BUSINESS PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for corrective actions in control processes and business management. The pending issues and related replies to corrective actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

4.      ASSESSMENT OF EFFECTIVE INTERNAL CONTROL SYSTEMS

The methodology adopted by SABESP to analyze the internal controls is in conformity with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

SABESP’s Management is liable for designing and implementing internal control policies, processes and practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity and accuracy of information.

The Internal Audit is liable for assessing the level of service or observance by all SABESP’s areas, internal control procedures and practices and if they have been effectively applied.

5.      ASSESSMENT OF EFFECTIVE INDEPENDENT AND INTERNAL AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements. Furthermore, the Committee did not identify situations which could affect the objectivity and independence of independent auditors and/or the autonomy of internal auditor.

KPMG Auditores Independentes is the audit firm in charge of analyzing the financial statements and issuing an opinion as to their preparation in conformity with the accounting practices adopted in Brazil and the International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board - IASB.

The Committee monitored the activities carried out by Internal and Independent Auditors, whether by means of periodic meetings, or review of reports issued. Accordingly, the Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2017.

6.       EVALUATION AND QUALITY OF FINANCIAL STATEMENTS

Management is liable for defining and implementing the information systems which produce SABESP’s financial statements, in compliance with the Brazilian corporation law, the accounting practices, the standards issued by the Brazilian Securities Exchange Commission – CVM and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board – IASB, and as listed at the New York Stock Exchange - NYSE, the compliance with the standards issued by the U.S. Securities and Exchange Commission - SEC and the Sarbanes-Oxley Act.

The Committee held meetings in several occasions with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2017.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Finally, it discussed with independent auditors the results of works, the Key Audit Matters described in its report and their conclusions on the auditing of referred financial statements, whose opinion is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as included recommendations and other notes to internal controls and presentation of the financial statements.

The Committee verified that the financial statements are appropriate in relation to the accounting practices and the Brazilian Corporation laws, as well as in relation to the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board – IASB and the standards issued by SEC and the Sarbanes-Oxley Act.

7.       CONCLUSIONS

During conduction of works, the Committee has not identified any situation, which could affect the objectivity and independence of KPMG in relation to SABESP. Therefore, pursuant to the Audit Committee’s charter, the Committee informs the Board of Directors and that it is not aware of any type of relationship between KPMG and SABESP that may have affected its independence when executing the independent auditing of the financial statements for the fiscal year ended December 31, 2017.

No relevant divergences between SABESP’s Management, the Independent Registered Public Accounting Firm, KPMG and the Audit Committee itself have been identified in relation to the financial statements for the fiscal year ended December 31, 2017.

The Committee’s opinions and judgments rely on information provided by SABESP, particularly from Management, the Accounting and Legal Superintendence, Internal Audit, Risk and Compliance Management and other oversight boards, besides its Independent Registered Public Accounting Firm. In this regard, the Committee considers that all relevant issues it took cognizance were fairly reported in the Financial Statements for the year ended December 31, 2017 accompanied by the Independent Auditor’s Report with unqualified opinion. As a result, the Audit Committee advises the Board of Directors to approve referred audited financial statements.

São Paulo, March 27, 2018.

Jerônimo Antunes Coordinator and Financial Expert	Lucas Navarro Prado Member	Luís Eduardo A. de Assis Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 19, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.